Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

03007785

Exemption Number 82-5145

March 19, 2003

SUPPL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company.

Enclosed herewith are English summary translations of the minutes of a meeting of the Company's shareholders held on December 4, 2002 and of a notice dated March 14, 2003 to the Argentine National Securities Commission (*Comisión Nacional de Valores*), a copy of the Exchange Offer and Information Memorandum dated December 20, 2002, a copy of the notice dated February 21, 2003 to the Company's bondholders, and copies of the Company's press releases dated January 30 and 31, February 14 and 28, and March 11, 2003, all of which documents were issued and/or prepared in connection with the Company's offer to exchange its US$54,000,000 Variable Rate Notes due 2010.

dlw 4/7

Exemption Number 82-5145

03 MAR 25 AM 7:21

CENTRAL TÉRMICA GÜEMES S.A.

SUMMARY TRANSLATION OF RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING OF CENTRAL TERMICA GUEMES S.A. HELD ON DECEMBER 4, 2002

Resolutions

Resolution One. A new Class D shares was created and the Company's social capital was increased by 24,840,000 new Class D shares. Classes A, B and C shares were converted so that each is now entitled to 5 votes. The prohibition to use Class A shares as collateral was eliminated.

Resolution Two. The issuance of up to US$54 million of new notes in exchange for up to US$54 million of outstanding notes was approved.

Resolution Three. The determination of all the other terms and conditions of the new notes and compliance thereof with applicable Argentine regulatory requirements was delegated to the Board of Directors.

Resolution Four. Preferential rights for the subscription of new shares among Classes A, B and C were suspended.

Summary Translation

Letter dated March 14, 2003 from the Company to the Argentine National Securities Commission (*Comisión Nacional de Valores* - CNV).

The Company informs the CNV that an aggregate amount of US$31,668,600 of its 2% Notes due 2013 have been issued in exchange for an identical aggregate amount of its Variable Rate Notes due 2010.

The terms of the new notes are as follows:

1. Issuance date: March 11, 2003
2. Interest payment dates: March 11 and September 11
3. Issue amount: US$31,668,600
4. Outstanding aggregate amount of the old notes: US$22,331,400

CUSIP No.	ISIN No.	Common Code
15548PAD3	US15548PAD33	11844014

CENTRAL TERMICA GÜEMES S.A.

EXCHANGE OFFER AND INFORMATION MEMORANDUM

Central Térmica Güemes S.A.

(incorporated in the Republic of Argentina)

Exchange Offer for All Outstanding Variable Rate Notes due 2010 in an Aggregate Principal Amount of US$54,000,000

Exchange Offer Expiration: January 31, 2003 at 5 p.m., New York time (the "Expiration Date")

Exchange Offer

Central Térmica Güemes S.A. (the "Company") is offering to exchange (this "Exchange Offer") for all its outstanding Variable Rate Notes due 2010 in an aggregate principal amount of US$54,000,000 (the "Existing Notes") the following:

Proposal 1: Up to an aggregate principal amount of US$32,400,000 of its 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares of its common stock, nominal value Ps1 per share (the "Shares"), representing approximately a 28.31% economic interest and a 7.32% voting interest in the Company.

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of the Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares).

and/or

Proposal 2: Up to an aggregate principal amount of US$54,000,000 of its 2% Notes due 2013 (the "Proposal 2 New Notes," and together with the Proposal 1 New Notes, the "New Notes").

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 New Notes.

The holders of the Existing Notes may exchange their Existing Notes in this Exchange Offer for either or a combination of the two proposals, in any proportion that such holder chooses.

(continued on next page)

See "Risk Factors" beginning on page 9 of this Exchange Offer and Information Memorandum for a discussion of certain factors that you should consider in connection with this Exchange Offer.

The New Notes and the Shares have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States, and are being offered only to (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, and (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act.

The date of this Exchange Offer and Information Memorandum is December 20, 2002.

IMPORTANT NOTICE: CRISIS IN ARGENTINA

THIS EXCHANGE OFFER AND INFORMATION MEMORANDUM CONTAINS IMPORTANT INFORMATION ABOUT SIGNIFICANT RECENT DEVELOPMENTS IN ARGENTINA. SOCIAL, POLITICAL, ECONOMIC AND LEGAL CONDITIONS IN ARGENTINA ARE CHANGING DAILY, AND THE COMPANY CANNOT ANTICIPATE WITH ANY DEGREE OF CERTAINTY HOW AND TO WHAT EXTENT THOSE CHANGING CONDITIONS WILL HAVE AN IMPACT ON THE COMPANY'S OPERATIONS OR AFFECT THE COMPANY'S FUTURE OR THIS EXCHANGE OFFER. IF YOU ACCEPT EITHER OR A COMBINATION OF THE TWO PROPOSALS BEING OFFERED HEREBY, YOU SHOULD BE AWARE OF THE UNCERTAINTIES REGARDING THE COMPANY'S FUTURE OPERATIONS AND FINANCIAL CONDITION.

New Notes

The New Notes will be general unsecured senior obligations of the Company, maturing on the tenth anniversary of the issuance of the New Notes (the "Maturity Date"). Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears in cash commencing on the date that is six months from the date that the New Notes are issued. Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum. Interest on the Proposal 2 New Notes will be payable at a rate of 2% per annum.

The New Notes will constitute Negotiable Obligations (*Obligaciones Negociables*) under Argentina Law No. 23,576, as amended by Law No. 23,962 and Law No. 24,435 (the "Negotiable Obligations Law"), and are entitled to its benefits and are subject to its procedural requirements. In accordance with the provisions of Decree 749/2000 and CNV Resolution 368, the New Notes being offered in exchange for the Existing Notes will not be rated.

Shares

Each tendering holder that tenders Existing Notes pursuant to Proposal 1 will receive, together with the Proposal 1 New Notes, Shares in the Company. If all Shares offered hereby are issued, they will represent approximately a 28.31% economic interest in the Company and approximately 7.32% of the voting interest of the capital stock of the Company. Each Share will entitle the holder thereof to one vote on all matters submitted to the shareholders of the Company. If any Shares are issued pursuant to this Exchange Offer, the terms of the Company's corporate by-laws will be amended such that currently outstanding Classes A, B and C ordinary shares of the Company's common stock will increase their voting rights from one vote per share to five votes per share.

Shares issued pursuant to this Exchange Offer will have "tag-along rights" with respect to Class A Shares of the Company. See "Description of Company's Corporate By-laws and Ordinary Shares—Tag-Along Rights."

New Notes and Shares Not Registered

The New Notes and the Shares have not been registered under the Securities Act or the securities laws of any state of the United States and are being offered only to (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, and (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act. The Existing Notes were issued in September 2000 in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

Acceptance Fee

Holders of Existing Notes that tender their Existing Notes in this Exchange Offer on or before the Expiration Date will receive an acceptance fee (the "Acceptance Fee") in the amount of US$7.50 for each US$1,000 in principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in this Exchange Offer.

Brokerage Commissions

No brokerage commissions are payable to the Company by holders of Existing Notes that participate in this Exchange Offer.

Listings

Application has been made to list the New Notes on the Luxembourg Stock Exchange and will be made to list the New Notes on the Buenos Aires Stock Exchange. The New Notes will be made eligible for trading in PORTAL and in Argentina through the Open Electronic Market (*Mercado Abierto Electrónico S.A.*). The Shares will not be listed, quoted or eligible for trading on any securities market.

CNV Approval

The Company must obtain the prior approval of the Argentine National Securities Commission (*Comisión Nacional de Valores*) (the "CNV") in order for the New Notes to be issued. Once approval is obtained, it will mean only that all of the informational requirements of the CNV with respect to the issuance of the New Notes will have been satisfied at the time of such approval.

Until the CNV's approval of the issuance of the New Notes, any tender of Existing Notes will be deemed to constitute a non-binding indication of interest to exchange the Existing Notes for the New Notes and/or the Shares. The non-binding indication of interest will be converted automatically into an effective tender of the Existing Notes upon receipt of CNV approval. If CNV approval is not obtained prior to the Expiration Date, the Expiration Date will be extended.

The Company must also obtain the prior approval of the CNV and register its amended corporate by-laws authorizing the issuance of the Shares on the Commercial Registry Court in the city and province of Salta, Argentina, in order to issue the Shares in Argentina. It is a condition to the issuance of the Shares that such approval be obtained and such registration be effected.

Information Contained in Exchange Offer and Information Memorandum

The Company accepts responsibility for the information contained in this Exchange Offer and Information Memorandum, which information, to the best of the Company's knowledge, is accurate and does not omit anything likely to affect the import of this Exchange Offer and Information Memorandum. The reasonableness of all accounting, economic and financial information, as well as all other information contained in this Exchange Offer and Information Memorandum, is the exclusive responsibility of the Company's board of directors and, with regard to matters within their competency, of the statutory audit committee and the independent auditors in relation to their report on the Company's audited financial statements contained in this Exchange Offer and Information Memorandum.

Neither the delivery of this Exchange Offer and Information Memorandum nor the offering, exchange and delivery of any New Note or Share made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained herein is correct at any time after the date hereof or that there has been no change in the business, financial condition, results of operations or prospects of the Company since the date hereof.

The distribution of this Exchange Offer and Information Memorandum and the exchange and delivery of the New Notes or Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Exchange Offer and Information Memorandum comes are required to inform themselves about and to observe any such restrictions.

The Company's board of directors hereby represents and warrants that, in accordance with applicable Argentine laws and regulations, this Exchange Offer and Information Memorandum contains, as of its date and the date of any supplement or amendment hereto and the Expiration Date, true and complete information regarding any material fact that might affect the Company's net worth or financial and economic condition, and all other information that is required to be furnished to investors in connection with this Exchange Offer, and the Company's board of directors

accepts responsibility accordingly. Information contained herein with respect to the Argentine electric power industry and regulatory framework, and Argentina's political status, laws and economy have been derived from government and other public sources and the Company and its board of directors only accept responsibility for accurately extracting information from such sources.

No person has been authorized to give any information or to make any representation concerning the Company, the New Notes or the Shares not contained in this Exchange Offer and Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.

The CNV will not issue an opinion with regard to the information contained in this Exchange Offer and Information Memorandum. This Exchange Offer will also be made in Argentina, using a separate translated Spanish-language Exchange Offer and Information Memorandum.

Exchange Offer Procedures

The Existing Notes are issued in global form and held of record by the nominee of The Depository Trust Company ("DTC"). In turn, the Existing Notes are recorded on DTC's books in the names of DTC Participants (each a "DTC Participant") that hold the Existing Notes for beneficial owners.

Only DTC Participants that have security positions in the Existing Notes in their DTC accounts will be entitled to directly tender and participate in this Exchange Offer. If you are a beneficial owner and hold Existing Notes through your custodian you must contact such custodian if you desire to tender the Existing Notes so held. If you are a beneficial owner and hold Existing Notes through the Euroclear System ("Euroclear") and/or Clearstream Banking, S.A. ("Clearstream") and wish to tender Existing Notes, you must send them an electronic communication in accordance with the standard tender procedures established by Euroclear or Clearstream, as the case may be. See "The Exchange Offer—Procedures for Tendering Existing Notes."

It is intended that this Exchange Offer be eligible for DTC's Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants must electronically transmit their acceptance of this Exchange Offer by causing DTC to transfer their Existing Notes to the Exchange Agent in accordance with DTC's ATOP procedures for such transfer. DTC will then send an agent's message (as defined herein) to the Exchange Agent. **See "The Exchange Offer—Procedures for Tendering Existing Notes."**

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of the Company" may constitute forward-looking statements within the meaning of Section 7A of the Securities Act and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Risk Factors" for a description of important factors which may cause actual results, performance or achievements to differ.

ENFORCEMENT OF FOREIGN JUDGMENTS IN ARGENTINA

The Company is an entity organized under the laws of Argentina. All of the directors and officers of the Company are residents of Argentina, and all or a significant portion of the assets of the directors and officers, and substantially all of the assets of the Company, are located in Argentina. As a result, it may not be possible for investors to effect service of process upon such directors or officers outside Argentina, or to realize judgments of courts outside Argentina predicated upon civil liabilities of such directors or officers under the laws of jurisdictions other than Argentina, including any judgments predicated upon civil liabilities under the federal laws of the United States. The Company has been advised by its Argentine counsel, Washington Alvarez, of Estudio de Abogados Alvarez & Cornejo Costas, and Ricardo Brinnand, that there is doubt as to the enforceability, in original actions in Argentine courts, of liabilities predicated solely on the United States federal securities laws.

ENFORCEABILITY OF PARTICIPATIONS IN GLOBAL SECURITIES IN ARGENTINA

If DTC or any successor depositary is at any time unwilling or unable to continue as a depositary for the Global Securities (as defined herein) or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a successor depositary is not appointed by the Company within 90 days after the Company receives notice from such depositary to that effect or otherwise becomes aware that the depositary is no longer so registered, or an Event of Default (as defined herein) has occurred and is continuing with respect to the New Notes, the Trustee (as defined herein) will complete, authenticate and deliver the New Notes in certificated, registered form duly executed by the Company and deposited with, for future authentication by, the Trustee, in exchange for interests in such Global Securities. The Company may also determine that interests in the Global Securities will be exchanged for Certificated New Notes (as defined herein).

In Argentina, under the circumstances described in the preceding paragraph, the Trustee will deliver, through Banco Río de la Plata S.A., acting as Trustee's Representative (as defined herein) in Argentina, Certificated New Notes duly executed by the Company and deposited with, for future authentication by, the Trustee in exchange for interests in the Global Securities to Argentine holders of notes at its office located at Bartolomé Mitre 480, Buenos Aires.

Under Argentine law, holders of the New Notes may initiate legal proceedings against the Company in Argentina for the payment of principal (and premium and additional amounts, if any) and interest due under the New Notes, as the case may be, by means of summary proceedings. However, since according to the Negotiable Obligations Law, the New Notes representing negotiable instruments (*obligaciones negociables*) are the instruments that grant the right to institute those proceedings, summary proceedings may not be available in Argentina to beneficial owners of participations in the Global Securities unless and until Certificated New Notes are issued in exchange for their interests in the Global Securities. This does not prejudice the right of beneficial owners of participations in the Global Securities to initiate other legal actions to demand payment against the Company before the Argentine courts or other foreign courts of competent jurisdiction.

PRESENTATION OF FINANCIAL INFORMATION

The Company maintains its financial books and records in Argentine pesos and prepares its financial statements to conform to generally accepted accounting principles in Argentina. This Exchange Offer and Information Memorandum refers to those accounting principles as "Argentine GAAP." Argentine GAAP differs in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The effects of the differences between Argentine GAAP and U.S. GAAP or the generally accepted accounting principles of any other

country have not been quantified. The Company's financial statements have been translated from the original Spanish language into the English language solely for the convenience of foreign readers, and are not intended to present the financial condition of the Company nor the results of its operations, changes in shareholders' equity and cash flows in accordance with generally accepted accounting principles other than Argentine GAAP.

The financial statements as of and for the years ended December 31, 2001, 2000 and 1999, and as of and for the period ended September 30, 2001, have been restated to constant pesos as of August 31, 1995, as required by General Resolution 272/95 of the CNV that adopted the provisions contained in Federal Executive Decree No. 316/95. This decree had the effect of eliminating the requirement to restate financial statements to account for the effects of inflation effective September 1, 1995. According to Resolution 140/96 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), financial statements may be prepared in nominal, or historical, pesos whenever the variation recorded in the internal wholesale price index, prepared by the Argentine Bureau of Statistics and Census ("IWPI," formerly denominated "general level wholesale price index"), does not exceed 8% annually. In compliance with the above rules, the Company discontinued the practice of inflation restatement for financial statement preparation beginning on September 1, 1995.

The financial statements were prepared in accordance with the requirements of CNV General Resolution 368/01 and FACPCE Technical Resolutions 6, 8, 9, 10 and 12.

The financial statements as of and for the period ended September 30, 2002 were restated to constant pesos as of September 30, 2002 in accordance with CNV General Resolution 415/02, which requires that financial statements be prepared in constant pesos by applying the methodology laid down in FACPCE Technical Resolution 6, and further requires that (1) all financial statement amounts restated for inflation through August 31, 1995, as well as all amounts booked between that date and December 31, 2001, be presented in nominal or historical pesos; (2) all restatements for inflation to take effect as from January 1, 2002; and (3) restatements for inflation be made on the basis of variations in the internal wholesale price index or IWPI.

In this Exchange Offer and Information Memorandum, references to "US$" and "dollars" are to United States dollars, and references to "Ps" or "pesos" are to Argentine pesos. Unless this Exchange Offer and Information Memorandum states otherwise, the exchange rate used to translate any foreign currency into pesos amounts in the Company's historical balance sheets and income statements was the exchange rate prevailing on or as of the relevant date or period-end as quoted by Banco de la Nación Argentina ("Banco Nación"). In the case of dollars, Banco Nación quoted an exchange rate of US$1 = Ps1 through December 31, 2001.

For the convenience of the reader, the September 30, 2002 financial information of the Company, which was originally prepared in pesos, was wholly translated into dollars at the exchange rate prevailing as of the period-end (US$1 = Ps3.75, with the exception of Cash and Bank Deposits in dollar items, which were translated into dollars at the exchange rate of US$1 = Ps3.65), without regard to U.S. GAAP. There can be no assurance that pesos could have been or could be exchanged for dollars at such exchange rate or at any other particular rate.

TABLE OF CONTENTS

SUMMARY

This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Exchange Offer and Information Memorandum.

Company

General

The Company, a corporation (*sociedad anónima*) organized under the laws of Argentina, is engaged in the generation and sale of electric power. The Company owns and operates a three-unit gas-fired thermoelectric generation plant located approximately 30 miles outside the city of Salta in the northwestern region of the Argentine province of Salta (the "Plant"). The Plant has a total installed rated capacity of 245 megawatts ("MW") (gross 261 MW), consisting of two turbo steam units of 60 MW (gross 63 MW) each and one turbo steam unit of 125 MW (gross 135 MW). This gross capacity represented approximately 1.15% of the total gross installed generation capacity of the Argentine electric power network, which was 22,704 MW at September 30, 2002.

The Company is located in the northwest Argentine ("NOA") region. The Company's gross capacity represents 16.82% of total gross installed capacity in the NOA region, which was 1,552 MW at September 30, 2002. During the first nine months of 2002, the Company generated 84.1% of the entire power output of NOA-north sub-region, which covers the provinces of Salta and Jujuy. 92.7% of the Company's production was utilized within the NOA-North sub-region and the rest was exported to the NOA-Center sub-region.

As of the date hereof, of the Company's issued share capital, 60% is held by Powerco S.A. ("Powerco"), 30% is held by the Federal Government of Argentina (the "Argentine Government") and 10% is held in trust for the benefit of certain employees of the Company pursuant to an employee stock ownership plan. Powerco was incorporated in 1992 under the laws of Argentina for the purpose of acquiring its 60% interest in the Company.

The Company was incorporated as a shell in 1992 by the Argentine Government. As part of the privatization of the electric power generation facilities owned by former Agua y Energía Electrica S.E. ("AyEE"), a state-owned electric power generation, transmission and distribution company, certain of its assets were transferred to the Company on September 24, 1992. These assets presently constitute the principal operating assets of the Company. On September 28, 1992, a 60% interest in the Company was awarded to a consortium formed by Duke Güemes Inc., Sociedad Comercial del Plata S.A., Iberdrola S.A., The Argentine Investment Company and TCW Americas Development Association, L.P. On September 30, 1992, the shares of the Company were sold by the Argentine Government to Powerco, the investment vehicle formed by the consortium, for a price of approximately US$86.3 million.

In addition to the purchase price paid to the Argentine Government, Powerco assumed the following obligations:

- Construction of a high tension line to connect the Plant to a node in the city of Rosario de la Frontera, requiring an investment of about US$11 million;
- Repayment of indebtedness owed by AyEE to contractor Teyma S.A. for the construction of a second tranche of the transmission line linking the cities of Rosario de la Frontera, in the province of Salta, and Cevil Pozo, in the province of Tucumán; and
- Construction of a sub-station at the Plant.

The Company also assumed liabilities that had originally been incurred by AyEE before its privatization. These liabilities, which included a debt owed to Gas del Estado S.E. for the supply of fuel and a debt owed to Banco Nación, totaled approximately US$60 million. Taking into consideration the amounts of the above-mentioned obligations, the total value of the Company was approximately US$162.2 million.

Since January 27, 1999, Powerco has been controlled by a group of the Company's senior managers, and the original investors have no further interest.

The Company's shares are not and will not be listed or traded on any stock exchange or over-the-counter market. The Company has been subject to the regulatory and reporting requirements imposed by the CNV, in addition to its corporate reporting requirements, since 1994.

At the time of the privatization of the Company, the Plant was operating at an average capacity factor of approximately 55.3%. For the year ended December 31, 2001, the average capacity factor increased to approximately 64.18%. During the first nine months of 2002, the Plant operated at an average capacity factor of approximately 60.97%, due to the off-line operating mode (*esquema de forzamiento*) under which the Plant operated during such period. As part of this operating mode, both 60 MW units are not being dispatched since September 19, 2002, but the Company is compensated by CAMMESA (as defined below) for its available capacity, which is known as Base Power Reserve, of 108 MW.

The Plant's efficiency, combined with its proximity to natural gas reserves in northern Argentina, the low price paid by it for natural gas at the well-head, its agreements for the transportation of natural gas, and its low heat rate (9,129 BTU per kWh (gross) at September 30, 2002), enables the Company to generate electric power at lower costs than most other turbo-steam generators participating in the wholesale electricity market (the "WEM") in Argentina. The electric power produced by the Plant is dispatched and transmitted to the WEM through the National Interconnected Network, the national electric power network which includes most generators, transmitters and distributors of electric power in Argentina (the "NIN"). Generators in the WEM are dispatched principally on a lowest marginal cost basis, so that electric power produced by generators at a lower cost is used prior to that generated at a higher cost. The Plant's generation units have consistently been dispatched among the first thermoelectric generation units in the WEM by the Administrative Company of the Wholesale Electric Power Market (*Compañia Administradora del Mercado Mayorista Electrico S.A.*) ("CAMMESA").

The Company has entered into sales agreements with distribution companies, and with Large Users of electric power known as Major Large Users (*Grandes Usuarios Mayores*) ("GUMAs"), Minor Large Users (*Grandes Usuarios Menores*) ("GUMEs") and Particular Large Users (*Grandes Usuarios Particulares*) ("GUPAs," and together with GUMEs and GUMAs, "Large Users"). In 2001, the Company sold approximately 21.55% (296 GWh) of its electric power production in the Spot Market and approximately 78.36% (1,078 GWh) pursuant to agreements negotiated in the Term Market. In addition, the Company made electric power purchases aggregating 347 GWh to cover supply committed under those agreements during periods in which its output fell short of its supply commitments. In 2001, the average price of the Company's sales pursuant to agreements in the Term Market was approximately 15.64% higher than the average Spot Market price for the same period.

The Company is domiciled in Argentina and has its registered office at Ruta Nacional 34, Km. 1135, Güemes, Province of Salta, Argentina. The Company's telephone number is 54-387-439-2737.

Recent Developments

The Company issued the Existing Notes in September 2000, as part of its court-supervised reorganization (*concurso preventivo*) before the Civil and Commercial Court of First Instance, eighth nomination (the "Reorganization Court"), in the city and province of Salta, Argentina. On September 12, 2000, the Reorganization Court approved an agreement (the "Creditors' Agreement") reached between the Company and its creditors, and on November 6, 2000, it closed the Company's court-supervised reorganization proceedings. To date, the Company has complied with all the terms of the Existing Notes and the related Indenture (the "Existing Indenture"), including the payment, when due, of all installments of interest. However, the current economic conditions in Argentina, and in particular the end of convertibility and the devaluation of the peso since January 2002, has significantly impacted the Company's revenues, leading the Company to believe that it may be unable to comply with its obligations under the Existing Notes in the future.

During 2001, the Argentine economy deteriorated significantly. The country's foreign currency reserves decreased to approximately US$14.5 billion at December 2001 from US$26.9 billion at the beginning of the year. Bank deposits amounted to approximately US$67 billion at December 2001 compared to US$86 billion at the beginning of the year. Unemployment rose to approximately 20%. Low consumer confidence, the severe local

credit crunch, and the issuance of quasi-currencies by several levels of government resulted in continued contraction in gross domestic product, industrial output and tax collections, which compounded deficit spending by federal and state governments.

At the end of November 2001, there was a run on bank deposits. The administration of former President Fernando de la Rúa then imposed restrictions on deposit withdrawals, limiting cash withdrawals from checking and savings accounts to Ps1,000 per month, although the funds deposited could be used as a means of payment. Cross-border transfers were restricted to foreign trade transactions and credit card international clearing, while transfers abroad to honor financial obligations were subject to consent from the Banco Central de la República Argentina ("Central Bank"). In December 2001, following riots, looting and demonstrations, Minister of Economy Domingo Cavallo and President de la Rúa resigned.

On December 23, 2001, the Argentine Government declared the suspension of payments on almost all of Argentina's sovereign debt which, as of December 2001, was approximately US$144 billion. On January 2, 2002, newly-installed President Duhalde ratified such decision. The principal international debt rating agencies downgraded the rating of Argentina's sovereign debt to "defaulted." In November 2002, the Argentine Government failed to make a US$726 million principal amortization payment due under a loan from the World Bank, making only the interest payment required thereunder, and thus defaulting for the first time in the history of Argentina on an obligation owed to a multilateral credit organization.

On January 6, 2002, the Argentine Congress approved the Public Emergency and Foreign Exchange System Reform Law (the "Public Emergency Law"), which introduced dramatic changes to the country's economic system and repealed substantial provisions of the Convertibility Law, which had, since April 1991, pegged the peso at parity (US$1 = Ps1) with the dollar. The Public Emergency Law empowered the executive branch of the federal government to set a dual exchange rate between the peso and foreign currencies, and to implement among other things, additional monetary, financial and exchange measures to overcome the current economic crisis. The official exchange rate was set at Ps1.4 per dollar for certain transactions. However, within a month the free market official exchange rate collapsed to approximately Ps1.91 per dollar. In February 2002, the exchange rate markets were unified under a single free floating rate, eliminating the official rate. Since January 2002, the Argentine government has implemented measures, by presidential decree, Central Bank regulation or congressional legislation, to address the devaluation of the peso, recover access to financing, reduce governmental expenditures, restore liquidity to the financial markets, reduce unemployment, and generally stimulate the economy. These measures have not been successful. Argentina remains in default on its sovereign debt and most private-sector Argentine companies have defaulted on their debt obligations. As of the date hereof, only a few private companies have been able to restructure their dollar-denominated debt, including the reduction of applicable interest rates, extension of maturity dates and reduction of principal amount.

As a result of this economic crisis and the Argentine government's policies, electric power generators, like the Company, are not likely to have the financial resources to comply with their external debt, as the on-going recession and the peso devaluation make it very difficult for companies, including the Company, to pay their external debts in accordance with their original terms. Accordingly, most Argentine companies, from all industries, have defaulted on their external debt.

The Public Emergency Law also had an impact on the Company's revenues, which are stated in pesos. In addition, changes have been introduced in the calculation of compensation for electric power generators, allowing only certain variable operating costs to be considered when making such calculations. See "Argentine Electric Power Industry and Regulatory Framework."

With the passing of the Public Emergency Law, the economic policies that had prevailed since the enactment of the Regulatory Framework Law (as defined below) was brought to an end, materially and adversely disrupting the economic and legal foundation of the Argentine electric power sector embodied in the Convertibility Law and the contracts entered into by the privatized power utilities.

Until then, the Company had relied for its viability on these economic policies that enabled it to generate sufficient cash flows to meet its trade and financial liabilities in the normal course of business. Since the Company's only material indebtedness is its dollar-denominated liability under the Existing Notes, the Company's management

had devised a business strategy that sought to "dollarize" sales, so that virtually 80% of the Company's sales were made under private contracts with Large Users, with prices stated in dollars.

The legislative changes introduced in 2002 by the Argentine Congress, including the mandatory conversion into pesos of all economic transactions under the Public Emergency Law, shattered these economic policies, as the "de-dollarization" of the Argentine economy that these changes mandated resulted in the Company's revenues being converted into pesos while the Company's liability under the Existing Notes continued to be denominated in dollars. With the de-dollarization of private contracts, sales prices experienced a sizable decrease. For example, the price of electric power plummeted from an average annual sales price of US$26.87 per MWh as of December 31, 2001, to an average US$7.90 per MWh for the first half of 2002, representing a 71% decrease in dollar terms. Moreover, a freeze ordered on electric power rates payable by end users translated into a similar freeze of peso market prices, so that the sale price of electric power in the Spot Market experienced a similar decline.

However, the Company continues to be a viable business that is experiencing a decline in its ability to generate dollar denominated revenues. The Company has set a high priority on maintaining its business in operation and avoiding financial distress. These goals may be achieved by adapting the terms of the Existing Notes.

The Company recommends that you accept this Exchange Offer. If this Exchange Offer is not accepted by the holders of Existing Notes, the Company may be forced into liquidation. In the event that the Company is liquidated, it is highly probable that you will recover far less of your claim than if you accept this Exchange Offer and the Company maintains its business in operation and continues to honor principal and interest payments under the New Notes. In particular, the claims of holders under the Existing Notes will rank lower than those of certain priority creditors, including without limitation (1) Company employees, (2) liquidation costs and expenses (e.g., attorney fees and expenses, expenses of the trustee, and expenses incurred to maintain, operate and manage the Company's assets during liquidation); and (3) taxes. The Company expects that any liquidation will be a lengthy process.

The Exchange Offer

Exchange Offer

Each holder of Existing Notes may participate in this Exchange Offer by choosing either or a combination of the two following proposals:

Proposal 1: Up to an aggregate principal amount of US$32,400,000 of the Company's 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares of the Company's common stock, nominal value Ps1 per share (the "Shares"), representing approximately a 28.31% economic interest and a 7.32% voting interest in the Company.

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of the Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional shares).

Proposal 2: Up to an aggregate principal amount of US$54,000,000 of the Company's 2% Notes due 2013 (the "Proposal 2 New Notes," and together with the Proposal 1 New Notes, the "New Notes").

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 New Notes.

Holders of the Existing Notes may exchange their Existing Notes in this Exchange Offer for either or a combination of the two proposals, in any proportion that such holder chooses.

Unpaid Interest	If tendered Existing Notes are accepted by the Company in this Exchange Offer, the Company will pay in cash, on the date of the issuance of the New Notes, accrued and unpaid interest on tendered Existing Notes to, but not including, the date of the issuance of the New Notes, at a rate of 2% per annum to holders of the Existing Notes that accepted the Exchange Offer. Holders tendering Existing Notes in this Exchange Offer will be deemed to have waived any defaults in the payment of interest due under the Existing Notes.
Acceptance Fee	Holders of Existing Notes that tender their Existing Notes in this Exchange Offer on or before the Expiration Date will receive an acceptance fee in the amount of US$7.50 for each US$1,000 principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in this Exchange Offer.
Condition to Exchange Offer	This Exchange Offer is subject to various conditions, which the Company may waive. These conditions include, among others, that (1) holders representing 100% of the outstanding principal amount of the Existing Notes participate in this Exchange Offer; (2) the CNV and the Buenos Aires Stock Exchange give all relevant approvals for the issuance of the New Notes; and (3) the CNV give all relevant approvals for the issuance of the Shares, if any Shares are required to be issued.
Expiration Date	5:00 p.m., New York City time, January 31, 2003, subject to the Company's right to extend that time and date in its sole discretion, in which case the Expiration Date will mean the latest date and time to which the Expiration Date is extended. The Company will announce any such extension no later than 9:00 a.m., New York City time, on the day after the previously scheduled Expiration Date.
Extensions; Amendments; Termination	The Company expressly reserves the right, in its sole discretion at any time or from time to time, to (1) terminate this Exchange Offer at any time prior to the Expiration Date, (2) waive any condition to this Exchange Offer, (3) extend this Exchange Offer, or (4) amend this Exchange Offer in any respect. Any amendment applicable to this Exchange Offer will apply to all Existing Notes tendered pursuant to this Exchange Offer. The Company will promptly announce any extension, amendment or termination of this Exchange Offer by publishing notices, and will, in the case of an amendment to this Exchange Offer, furnish any supplement to this Exchange Offer and Information Memorandum to holders of the Existing Notes, in compliance with the regulations of the CNV, the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange. See "The Exchange Offer—Expiration Date; Extensions; Amendments; Termination."
Procedures for Tendering Notes	To tender Existing Notes and participate in this Exchange Offer:

- If your Existing Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct this custodial entity to tender, on your behalf, pursuant to such custodial entity's procedures.

- If you are a DTC Participant, you must on a timely basis (1) deliver to the Exchange Agent an agent's message through DTC's Automated Tender Offer Program ("ATOP"), and (2) transfer the Existing Notes to be tendered to the Exchange Agent's account established at DTC for this Exchange Offer.

- If your Existing Notes are held through Euroclear or Clearstream, you must send Euroclear or Clearstream, as the case may be, an electronic communication in accordance with the standard tender procedures established by Euroclear or Clearstream, as the case may be. Euroclear and Clearstream may impose additional

deadlines in order to properly process tenders of Existing Notes pursuant to this Exchange Offer. As a part of tendering through Euroclear or Clearstream, you are required to become aware of any such deadlines.

In addition, all agent's messages with respect to Proposal 1 must include the identity of the tendering beneficial owner and other instructions necessary for the registration and delivery of the Shares. See "The Exchange Offer—Existing Notes Held Through DTC."

Withdrawal of Tenders	You may not revoke, modify or withdraw tenders of Existing Notes pursuant to this Exchange Offer.
Exchange Agent	The Bank of New York is the Exchange Agent for this Exchange Offer. The address and telephone number of the Exchange Agent are set forth on the back cover of this Exchange Offer and Information Memorandum.
Information Agent	Bondholder Communications Group is the Information Agent for this Exchange Offer. The address and telephone number of the Information Agent are set forth on the back cover page of this Exchange Offer and Information Memorandum.

New Notes

Subject to required approvals, the New Notes will be issued in exchange for the Existing Notes, and the New Notes will be entitled to the benefits of two separate new Indentures to be entered into between the Company and The Bank of New York, as trustee (the "New Indentures") for the Proposal 1 New Notes and the Proposal 2 New Notes, respectively. Certain capitalized terms used below are defined in "Terms and Conditions of New Notes" and "Taxation."

New Notes	3% Notes due 2013 in an aggregate principal amount of up to US$32,400,000 and 2% Notes due 2013 in an aggregate principal amount of up to US$54,000,000.
Maturity Date	Upon the 10th anniversary of the issuance of the New Notes.
Interest	Interest on the Proposal 1 New Notes will be payable semi-annually in arrears in cash at a rate of 3% per annum. Interest on the Proposal 2 New Notes will be payable semi-annually in arrears in cash at a rate of 2% per annum.
Withholding Tax	Principal of, and interest on, the New Notes will be payable without withholding or deduction for any taxes, duties, assessments or governmental charges in Argentina, subject to certain exceptions. If any such taxes are required by Argentina to be withheld or deducted, payments will be increased (the "Additional Amounts"), subject to certain exceptions.
Optional Redemption	The New Notes will be redeemable, at the option of the Company, in whole or in part, at their then outstanding principal amount together with accrued and unpaid interest thereon and any Additional Amounts due up to the date of redemption, at any time.
Status	The New Notes will constitute negotiable obligations (*obligaciones negociables*) under the "Negotiable Obligations Law," and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof (including summary proceedings under Article 29 of the Negotiable Obligations Law).

Ranking	The New Notes will constitute general unsecured senior obligations of the Company, and will rank *pari passu* in right of payment with all other existing and future general unsecured senior obligations of the Company (other than obligations preferred by operation of law), including the Existing Notes.
Covenants	The New Indentures will contain covenants relating to, among other things, (1) permitted indebtedness, (2) permitted liens, (3) mergers and certain other transactions, and (4) financial reporting, which covenants are substantially similar to the covenants contained in the Indenture governing the Existing Notes, except as noted herein. See "Terms and Conditions of New Notes—Covenants" for a description of the covenants under the New Notes.
Events of Default	The terms of the New Notes contain certain events of default, including cross default, which events of default are substantially similar to the events of default contained in the Indenture governing the Existing Notes, except as noted herein. See "Terms and Conditions of New Notes—Events of Default" for a description of the events of default under the New Notes.
Listing	Application has been made to list the New Notes on the Luxembourg Stock Exchange and will be made to list the New Notes on the Buenos Aires Stock Exchange. The New Notes will be made eligible for trading in PORTAL and in Argentina through the Open Electronic Market (*Mercado Abierto Electronic S.A.*).
New Notes Not Registered	The New Notes have not been registered under the Securities Act or the securities laws of any state of the United States, and are being offered only to (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, and (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act.
Form	The New Notes are in registered form without coupons. The New Notes will be represented by interests in the respective Global Securities. If you become a holder of the New Notes, you will hold your interest in the Global Securities directly through DTC, if you are a DTC Participant, or indirectly through Euroclear, Clearstream or any other organization that is a DTC Participant. Solely for the purposes of Argentine law, the New Notes will constitute negotiable obligations (*obligaciones negociables*) with a nominal value of US$1 each.
Denominations	The New Notes will be issued in fully registered global form in minimum denominations of US$1 and in integral multiples of US$1 in excess thereof.
Offering of New Notes	The Company has requested that the CNV authorize the public offering of the New Notes in Argentina. It is a condition to the issuance of the New Notes that such approval be granted prior to the Expiration Date. A copy of the Spanish language version of this Exchange Offer and Information Memorandum will be available for inspection and copying during normal business hours at the offices of the Company in the city of Salta, province of Salta, Argentina.
Governing Law	The Negotiable Obligations Law governs the requirements for the New Notes to qualify as Negotiable Obligations (*Obligaciones Negociables*) thereunder, while such law, together with the Argentine Business Company Law No. 19,550, as amended, and other applicable Argentine laws, govern the capacity of, and the authorization by the CNV for, the Company to execute and deliver the New Notes and publicly offer the New Notes in Argentina. Notwithstanding the foregoing, the Indentures and New Notes will be governed by and construed in accordance with the laws of the State of New York, as provided under "Terms and Conditions of New Notes—Governing Law and Enforceability."

Use of Proceeds	The Company will not receive any cash proceeds from the issuance and exchange of the New Notes for the Existing Notes.

Shares

Shares	Up to 24,840,000 Class D ordinary shares of the Company's common stock, nominal value Ps1 per share. If all the Shares are issued, they will represent approximately a 28.31% economic interest in the Company.
Voting Rights	Each Share will entitle the holder thereof to one vote on all matters submitted to the shareholders of the Company. If all the Shares offered hereby are issued, they will represent approximately 7.32% of the voting interest of the capital stock of the Company. The Company's corporate by-laws will be amended such that the currently outstanding Classes A, B and C ordinary shares of the Company's common stock will increase their voting rights from one vote per share to five votes per share.
Tag-Along Rights	Shares issued pursuant to this Exchange Offer will have "tag-along rights" with respect to Class A Shares of the Company. See "Description of Company's Corporate By-laws and Ordinary Shares—Tag-Along Rights."
Appointment of Director	If Shares are issued by the Company pursuant to this Exchange Offer, the Company will amend its corporate by-laws so that Class D shareholders holding not less than 4% of the voting interest of the capital stock of the Company (or approximately 13,573,770 Shares) in the aggregate, acting separately as a class, will be entitled to appoint one member of the Company's board of directors.
Listing	The Shares will not be listed, quoted or eligible for trading on any securities market.
Form	The Shares will be nominal shares registered in a share register maintained by the Company. The Company may issue and deliver physical certificates in the name of any tendering holder that accepts Proposal 1, upon the request of and as instructed by any such tendering holder. See "The Exchange Offer—Existing Notes Held Through DTC."
Shares Not Registered	The Shares have not been registered under the Securities Act or the securities laws of any state of the United States and are being offered to a (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, or (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act.
Offering of Shares	The Company must obtain the approval of the CNV and register its amended corporate by-laws authorizing the issuance of the Shares on the Commercial Registry Court in the city and province of Salta, Argentina, in order to issue the Shares in Argentina. It is a condition to the issuance of the Shares that such approval be granted and such registration be effected.
Use of Proceeds	The Company will not receive any cash proceeds from the issuance of the Shares under Proposal 1.

RISK FACTORS

You should consider carefully the information below and in the rest of this Exchange Offer and Information Memorandum before deciding whether to participate in this Exchange Offer.

Risks Related to Argentina

Overview

The Company is an Argentine corporation (*sociedad anónima*) with substantially all of its total assets in Argentina. Fluctuations in the Argentine economy and government actions concerning the Argentine economy have had and could continue to have a significant effect on Argentine private-sector entities, including the Company. The Company may be affected by inflation, interest rates, price controls, foreign exchange controls, regulatory policies tax regulations, and other political, social and economic developments in and affecting Argentina.

Recent Political and Economic Instability Have Paralyzed Commercial and Financial Activities

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3% in 1999. At the end of 1999, Fernando de la Rúa was elected president of Argentina and was confronted with the challenges of dealing with Argentina's economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, his programs failed to spur growth. In 2000, gross domestic product declined 0.5% and in 2001 the recession worsened significantly. In 2001, the gross domestic product dropped 4.5%, with a 10% drop in gross domestic product recorded in the fourth quarter as compared to the third quarter.

In addition, in 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. President de la Rúa's administration also failed to adequately address the growing public sector deficit, both at the federal as well as at the provincial level. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs, bringing the economy to a virtual standstill. In addition, the unemployment rate soared: as of October 31, 2001 it stood at 18.3%, compared to 14.7% as of October 1, 2000.

The lack of confidence in the country's economic future and its inability to sustain the peso's parity with the dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, in order to halt the run on the banks and safeguard the viability of the Argentine banking system and the current convertibility regime, on December 1, 2001 the government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector. They caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina on December 19, 2001. This chaos resulted in the resignation of the Argentine Minister of Economy, Domingo Cavallo, the following day. Hours later, after declaring a state of siege and an unsuccessful attempt to reach an agreement on governance with the opposition party, President de la Rúa tendered his resignation in the midst of an escalating political, social and economic crisis.

The subsequent political vacuum led a special session of Congress to appoint the governor of the province of San Luis, Adolfo Rodriguez Saá, to temporarily hold office as President up to March 2002, when an early general election was scheduled to be held. Major measures taken by Rodriguez Saá included a formal declaration of default on the Argentine public debt, a decision to maintain the currency convertibility regime, announcement of a social emergency plan, and a decision to reduce government expenditures. On December 30, 2001, Rodriguez Saá tendered his resignation after he was unable to obtain the necessary support from provincial governors to give legitimacy to his administration. These events led to a new special session of Congress on January 1, 2002, where Senator Eduardo Duhalde was elected to complete the office of de la Rúa until December 2003.

Since his appointment on January 2, 2002, President Duhalde has undertaken a number of far-reaching initiatives, including:

- restructuring bank deposits;

- ratifying the suspension of debt payments on most of Argentina's sovereign debt;
- repealing substantial provisions of the Convertibility Law, with the resulting devaluation of the peso;
- enacting an amendment to the Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government, and provide financial assistance to financial institutions with liquidity constraints or solvency problems;
- converting dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate, and dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps1.4 per dollar;
- the pesification and freezing of utility rates, the elimination of rate increases based on the U.S. producer price index, and the renegotiation of utility and public works contracts;
- imposing restrictions on transfers of funds abroad except for trade related payments and payments on financial transactions approved by the Central Bank on a case-by case basis; and
- requesting the mandatory deposit into the banking system of foreign currency earned from exports, subject to certain exceptions such as for the oil and gas industry.

The period since the appointment of President Duhalde has been marked by continued social unrest and economic and political uncertainty. In November 2002, Argentina also defaulted on its loans to the World Bank.

Widespread political protests and social disturbances continue to occur almost daily, especially in opposition to restrictions on bank deposit withdrawals described below, and to date the International Monetary Fund (IMF) has indicated an unwillingness to provide financial aid until a sustainable economic program has been presented and a political consensus has been reached.

There Is a Risk That Argentine Financial System Will Collapse

Deposit Freeze (*Corralito*). Although deposits in the Argentine banking system have been declining for a number of years, in the last quarter of 2001, a very significant amount of deposits were withdrawn from Argentine financial institutions on account of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole, and especially on state-owned banks. For the most part, banks suspended the disbursement of new loans and focused on collection activities in order to pay their depositors. The general unavailability of external or local credit created a liquidity crisis that triggered numerous payment defaults, which in turn has undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on local banks, on December 1, 2001 the government of President de la Rúa restricted the amount of cash that depositors could withdraw from banks and introduced exchange controls restricting capital outflows. Subsequently, President Duhalde maintained restrictions and released a schedule stating how and when deposits would become available. These restrictions were lifted on November 25, 2002, with only restrictions for the withdrawal of funds from term account deposits remaining in place. These remaining restrictions were substantially loosened on December 2, 2002.

Pesification. On February 4, 2002, pursuant to Decrees No. 214/02 and 320/02, as supplemented, the Argentine government announced the conversion of all foreign-denominated bank deposits into peso-denominated bank deposits, and set the exchange rate for this conversion at Ps1.4 per dollar. In addition, the government of President Duhalde announced the conversion of all dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate. The different exchange rates applied to the conversion of foreign-denominated bank deposits and loans can be expected to negatively affect the Argentine financial system, notwithstanding the Argentine government's announcement of its intention to adopt certain measures in order to reestablish the financial equation between deposits and loans.

The banking freeze and certain other recent measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but also led to the paralysis of virtually all commercial and financial activities, diminished spending and increased social unrest. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which has had a material adverse effect on the Argentine financial system.

The solvency of the Argentine financial system remains in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability.

Court decisions. In response to the actions adopted by the Argentine Government with respect to the pesification of foreign currency held in Argentine banks, a number of first instance rulings have been entered holding that the emergency legislation requiring such conversion is unconstitutional. However, the Argentine Federal Supreme Court of Justice has not as yet rendered a decision to uphold or reverse these lower court rulings.

Argentina's Insolvency and Recent Default on Its Public Debt Has Deepened Current Financial Crisis

The principal international rating agencies have recently and repeatedly downgraded the rating of Argentina's sovereign debt. In December 2001, former President Rodriguez Saá declared the suspension of debt payments on most of Argentina's sovereign debt, which totaled approximately US$144 billion as of December 31, 2001. President Duhalde subsequently ratified this measure in January 2002. In November 2002, Argentina also defaulted on its loans from the World Bank.

The Argentine government's insolvency, default, loss of credibility and consequent inability to obtain credit is significantly affecting its ability to implement any reforms, thereby undermining the private sector's ability to restore economic growth, and may result in deeper recession, higher inflation and unemployment, and greater social unrest. Furthermore, the restrictions on bank withdrawals imposed on December 1, 2001 and the ensuing paralysis of economic activity have caused tax collections to drop dramatically in the past few months.

The Peso Devaluation Creates Greater Uncertainty as to Argentina's Economic Future

In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. In January 2002, the Argentine Congress enacted the Public Emergency Law, which put an end to 10 years of dollar-peso parity under the Convertibility Law and thereby eliminated the requirement that the Central Bank's reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation, plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the Executive Branch the power to set the exchange rate between the peso and foreign currencies, and to issue regulations related to the foreign exchange market.

On the same day, the Executive Branch established a dual exchange rate system, including a fixed rate of Ps1.4 per dollar for transactions subject to Central Bank approval and import and export transactions, and a floating rate to be freely determined by the market for all other transactions. Heightened demand for scarce dollars caused the peso to trade well above the Ps1.4 per dollar rate used by the government. As a result, the Central Bank intervened on several occasions by selling its limited dollar reserves in order to support the peso. In February 2002, the Executive Branch eliminated the dual exchange rate system in favor of a single floating rate system for all transactions. Although trading in foreign currency has been limited and involved mostly small amounts, mainly due to restrictions imposed on the withdrawal of bank deposits, since the end of the fixed exchange rate established by the Convertibility Law the Peso has continued to fluctuate significantly and, on October 31, 2002, depreciated to Ps3.52 per dollar.

The Argentine government is facing severe fiscal problems as a result of the devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. The adoption of austere fiscal measures, required by international financial institutions such as the IMF, which would be required to repay the Argentine government's debt and to balance its budget after the devaluation, will likely lead to further social unrest and political instability.

Inflation May Escalate and Undermine Any Hope for Economic Growth in Argentina

In January 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency in excess of the amount of the foreign reserves it holds without having to maintain a fixed and direct relationship with the foreign currency and gold reserves, to make short-term advances to the federal government to cover its anticipated budget deficits, and to provide financial assistance to financial institutions with liquidity constraints or solvency problems.

There is considerable concern that if the Central Bank prints currency to finance deficit spending, significant inflation will result. In the first nine months of 2002, the consumer price index and the wholesale price index have already exhibited cumulative increases of 39.7% and 121.5%, respectively. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. The Company cannot assure you that the Argentine economy will not be negatively affected by a resurgence of inflation.

Exchange Controls May Make It More Difficult for the Company to Service Its Dollar-Denominated Debt

The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars. However, in February 2002, controls were imposed on companies to require 90 days' prior authorization by the Central Bank to make transfers from Argentina to other countries for the payment of principal on financial indebtedness and the distribution of dividends, regardless of the method of payment. To date, the Central Bank has been generally authorizing the making of interest payments but not, to the Company's knowledge, payments of principal, and the Company cannot assure you that the Central Bank will liberalize its restrictive policy. Such controls may make it more difficult for the Company to service its debt.

Pesification of Utility Rates Will Have a Material Adverse Effect on the Company's Operations

The Public Emergency Law establishes that price adjustment clauses contained in public project and service concession agreements that are indexed to dollars or other foreign currencies, foreign price indexes or any other indexation mechanisms are no longer valid. Prices and tariffs set forth in such agreements are to be converted into pesos at the exchange rate of Ps1 = US$1. Pursuant to such law, the executive branch is authorized to renegotiate the terms of such agreements in accordance with the following criteria:

- the impact of tariffs on economic competition and income distribution;
- the quality of services and any capital expenditure programs, if contemplated by the concession agreements;
- the interest of consumers and access to services;
- the safety of affected systems; and
- companies' profitability.

Company's Results May Be Affected by Exchange Rate Between the Dollar or Other Currencies and the Peso

The significant and ongoing devaluation of the peso in 2002 after the abandonment of the Convertibility Law and other related governmental actions have adversely affected the Company's results and financial condition. In particular, the Company's results and financial condition are now exposed to the devaluation of the peso in relation to foreign currencies.

Prior to 2002, the Company's cash flow, which was dollar-linked, provided the Company with a hedge for exchange rate risk. However, the new regulatory environment in Argentina after the enactment of the Public

Emergency Law limits the Company's ability to offset the impact of the peso devaluation. In particular, the Company's ability to offset the impact of the peso devaluation has been negatively affected by the "pesification" of utility rates and the regulatory difficulties that arise with respect to the renegotiation of "pesified" utility rates.

Risk Factors Relating to the Company

Single Purpose Company

The Company's principal business is the ownership and operation of the Plant and the sale of the electric power generated thereby. The Company's ability to generate revenues and meet its obligations under the New Notes is dependent upon the successful operation of the Plant, and the sale of electricity at prices sufficient to cover its fixed and variable costs, sustain its operations and meet its financial obligations. Under certain circumstances, the Plant could fail to generate sufficient cash flow to meet the Company's obligations under the New Notes as a result of operational and technical problems (including transmission outages or limitations, and catastrophic damage to the Plant), a decline in electric power generation capacity and electric power prices, or further unanticipated modifications of the legal and regulatory framework within which the Company operates.

Price of Electric Power Sales

The Company sells a portion of its electric power in the Spot Market at prices that, until April 2002, were based generally on the marginal cost of generation of the highest cost generator providing electric power at any particular time in Argentina. A decline in the marginal cost of generation of the highest cost generator providing electric power will adversely affect the Company's revenues. Such a decline may result from additions of lower cost generation capacity which are not offset by additional demand, from decreases in the cost of the fossil fuels consumed by thermoelectric generators, and from decreases in demand. In addition, the Company currently sells a significant portion of its electric power pursuant to privately negotiated agreements in the Term Market. The Company's sales in the Term Market would also be affected by Spot Market prices, since the pricing of such agreements at renewal would reflect then-prevailing Spot Market prices. Since April 2002, the Company's sales prices have been negatively affected by the requirement that power generators must declare the variable costs for which are to be compensated. See "Argentine Electric Power Industry and Regulatory Framework."

Competition

Currently, there is an excess of installed electric power generation capacity in the WEM primarily due to the addition of more efficient thermal generation capacity and to the completion of certain state-owned hydroelectric generators which provide electric power at lower prices than thermal generators. The addition of new, more efficient capacity, together with competition among existing thermal generators, has had the effect of lowering Spot Market prices. In addition, some of the new combined cycle thermal generators to come on line have a marginal cost of generation lower than that of the Plant, which may result in such units being placed ahead of the Plant units on the dispatch queue.

Specifically, the Company's projected dispatch levels, and as a result its revenues, could be materially adversely affected by the entrance of TermoAndes S.A., ("TermoAndes") a subsidiary of AES Energy Limited, into the NOA-North sub-region. TermoAndes was authorized by the Argentine government to begin operations solely as an exporter of electric power to Chile.

TermoAndes has a 625 MW installed electric power generation capacity and is currently connected to the Chilean Grand North Interconnected Network (*Sistema Interconectado del Norte Grande*) through a 345 kV line. TermoAndes uses Siemens generating equipment and combined cycle technology, with two turbo gas units and one turbo steam unit, using natural gas as fuel.

TermoAndes has experienced an excess of more than 50% of its electric power capacity, which it is unable to export to Chile, because, due to operating and safety restrictions, it has not received authorization by the Chilean regulatory authorities.

Since TermoAndes has been unable to export all the electric power it initially contemplated, it has requested authorization from the Argentine Secretary of Energy to connect to the NIN, at a 310 MW electric power capacity.

TermoAndes' connecting point to the electric power distributor's 132 kV transmission line would be in the NOA-North area, which is also the Company's connection point. In August 2002, the National Electric Power Regulatory Entity *(Ente Nacional Regulador de la Electricidad)* ("ENRE"), authorized TermoAndes' connection of a 203 MW electric power generation capacity gas turbine, open cycle, to the NIN, subject to the construction of 132 kV Güemes-Salta transmission line that is required to be built by the Company as contemplated in its March 2001 contract with Edesa, the state-owned distribution company in Salta. Given the current economic situation in Argentina, construction of the 132 kV Güemes-Salta transmission line was suspended by Edesa and the Company, and no assurances can be given that this project will be completed. If TermoAndes were to be connected to the transmission network, the Company's dispatch would be severely affected because the existing transmission line does not have the capacity to carry both the Company's output (245 MW) and TermoAndes' (203 MW as authorized).

The Company and the governors of the northern provinces of Argentina are encouraging the construction of a 500 kV line between the NOA region (from the Guemes node) and the northeast Argentine ("NEA") region (the Resistencia node), in order to export to Brazil the excess of production in the NOA-North area and thereby permit both the Company and TermoAndes to operate at full capacity.

The proposed line was intended to be built pursuant to the recently enacted Federal 500 kV Electric Power Transportation Plan. However, given the current economic situation in Argentina, no assurances can be given that the 500 kV line will be built in the short and medium term. If built, construction of the proposed line will take at least 36 months.

Limitation on Attachment of Company's Assets

Under Argentine law, the generation of electric power is not considered to be a public service, but an activity of general interest related to the provision of a public service, namely, the transmission and distribution of electric power. It is not clear whether an Argentine court would permit the enforcement of a judgment on any property of the Company located in Argentina if it determines that such property provides, or is related to the provision of, essential public services, or if such enforcement were to affect in any way the public interest or the provision of any other public service of the Argentine electric power industry.

Corporate Disclosure and Accounting Standards

Publicly available information about Argentine companies authorized to publicly offer securities is generally less detailed and less current than the information regularly published by or about public companies in the United States and certain other countries. In addition, the Company maintains its financial books and records in pesos and in accordance with Argentine GAAP. Argentine GAAP differs in certain respects from U.S. GAAP. Thus, the reported earnings and presentation of the Company's financial statements may differ from what they would have been if prepared using U.S. GAAP or another country's methodologies.

Risks Relating to Exchange Offer

Exchange Offer Will Result in Reduced and Fewer Rights for Existing Notes

To the extent this Exchange Offer is successful, the trading market for Existing Notes that are not tendered and exchanged will become very limited due to the reduction in the amount of Existing Notes outstanding after this Exchange Offer, which might adversely affect the liquidity and market price of such Existing Notes. As a result, such Existing Notes may trade at a significant additional discount depending on prevailing interest rates, the market for notes with similar credit features, the Company's performance and other factors. Furthermore, the prices at which any such trading occurs in the Existing Notes could be extremely volatile. There can be no assurance that an active market in such Existing Notes will exist following consummation of this Exchange Offer and no assurance can be given as to the prices at which such Existing Notes may trade.

Exchange Ratio May Not Reflect Market Value of New Notes or Shares.

The proposals under this Exchange Offer are not necessarily related to the market value of the Existing Notes. Because the New Notes or Shares are not currently traded, it is not possible to compare market values of the New

Notes or Shares with the market values of the Existing Notes. Consequently, the market value of the New Notes or Shares might be substantially less than the value of the Existing Notes.

Risk Related to New Notes and Shares

New Notes and Shares May Not Have an Active Trading Market

The New Notes and the Shares will constitute new issues that may not be widely distributed and for which there may be no established active trading market. When New Notes are traded after their initial issuance, they may trade at a discount depending upon prevailing interest rates, the market for similar securities, general economic conditions and the Company's financial condition. While a listing or quotation may be obtained with respect to the New Notes, the Company cannot assure you that trading markets will develop or be maintained for them. In addition, the Shares will not be listed on any securities exchange. The Shares will be nominal shares registered in a share register maintained by the Company. The Company may issue physical certificates in the name of any tendering holder that accepts Proposal 1 upon the request of and as instructed by any such tendering holder. See "The Exchange Offer—Existing Notes Held Through DTC."

The Shares may not trade without physical delivery of such certificates and proper entry into the Company's share register. Accordingly, there can be no assurance as to the development or liquidity of any trading market for the New Notes or the Shares. If an active market of the New Notes or the Shares does not develop or is interrupted, the market price and liquidity of the New Notes or Shares may be adversely affected.

Resales of New Notes and Shares are Restricted

The New Notes and the Shares may not be offered or sold in the United States, except pursuant to an exemption from registration under the Securities Act. See "Transfer Restrictions."

USE OF PROCEEDS

The Company will not receive any cash proceeds from the issuance and exchange of the New Notes and the Shares for the Existing Notes.

CAPITALIZATION

The following table sets forth the capitalization of the Company at September 30, 2002 in accordance with Argentine GAAP. This table should be read in conjunction with the financial statements of the Company and notes thereto, and the Certified Public Accountants' Special Report of the Company's Independent Auditors, included elsewhere in this Exchange Offer and Information Memorandum. As of the date hereof, there has been no material adverse change in the financial position of the Company since September 30, 2002.

	Liabilities at nominal value At September 30, 2002		Liabilities at present value (1) At September 30, 2002	
	(in pesos)	(in dollars) (2)	(in pesos)	(in dollars) (2)
Current Liabilities				
Accounts Payable	Ps2,785,311	US$742,750	Ps2,785,311	US$742,750
Accrued Interest on Existing Notes	1,622,900	432,773	1,622,900	432,773
Other	2,227,701	594,053	2,227,701	594,053
Total Current Liabilities	Ps6,635,912	US$1,769,576	Ps6,635,912	US$1,769,576
Non-Current Liabilities				
Existing Notes	Ps202,500,000	US$54,000,000	Ps84,264,289	US$22,470,477
Other	1,833,125	488,833	1,833,125	488,833
Total Non-Current Liabilities	Ps204,333,125	US$54,488,833	Ps86,097,414	US$22,959,310
Stockholders' Equity				
Common Shares	Ps62,906,000	US$16,774,933	Ps62,906,000	US$16,774,933
Legal Reserve and Capital Adjustment	89,560,945	23,882,919	89,560,945	23,882,919
Retained Earnings	(135,961,858)	(36,173,020)	(19,378,363)	(5,084,088)
Total Stockholders' Equity	16,505,087	4,484,832	133,088,582	35,573,764
Total Capitalization	Ps227,474,124	US$60,743,241	Ps225,821,908	US$60,302,650

(1) This column was prepared in accordance with FACPCE Technical Resolution Nos. 16, 17 and 18, which establishes that certain non-current receivables and payables be stated at present value. See the Certified Public Accountants' Special Report of the Company's Independent Auditors, included elsewhere in this Exchange Offer and Information Memorandum. This interpretation has been adopted by Argentine accountants as a result of the condition of the Argentine economy, the prevailing value for this type of obligations in the capital markets, and the criteria adopted in the United States contained in the United States Accounting Principles Board Opinion No. 21. In its introduction, Opinion No. 21 states that *"Business transactions often involve the exchange of cash or property, goods, or services for a note or similar instrument. The use of an interest rate that varies from prevailing interest rates warrants an evaluation of whether the face amount and the stated interest rate of a note or obligation provide reliable evidence for properly recording the exchange and subsequent related interest. This Opinion sets forth the Board's views regarding the appropriate accounting when the face amount of a note does not reasonably represent the present value of the consideration given or received in the exchange."*

(2) The financial statements as of September 30, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.75), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.65 was applied, without regard to U.S. GAAP.

THE FINANCIAL RESTRUCTURING

Recent Developments

The Company issued the Existing Notes in September 2000, as part of its court-supervised reorganization (*concurso preventivo*) before the Reorganization Court. On September 12, 2000, the Reorganization Court approved the Creditors' Agreement, and on November 6, 2000, it closed the Company's court-supervised reorganization proceedings. To date, the Company has complied with all the terms of the Existing Notes and the Existing Indenture, including the payment, when due, of all installments of interest. However, the current economic conditions in Argentina, and in particular the end of the convertibility and the devaluation of the peso since January 2002, has significantly impacted the Company's revenues, leading the Company to believe that it may be unable to comply with its obligations under the Existing Notes in the future.

During 2001, the Argentine economy deteriorated significantly. The country's foreign currency reserves decreased approximately to US$14.5 billion at December 2001 from US$26.9 billion at the beginning of the year. Bank deposits amounted to approximately US$67 billion at December 2001 compared to US$86 billion at the beginning of the year. Unemployment rose to approximately 20%. Low consumer confidence, the severe local credit crunch, and the issuance of quasi-currencies by several levels of government resulted in continued contraction in gross domestic product, industrial output and tax collections, which compounded deficit spending by federal and state governments.

At the end of November 2001, there was a run on bank deposits. The administration of former President Fernando de la Rúa then imposed restrictions on deposit withdrawals, limiting cash withdrawals from checking and savings accounts to Ps1,000 per month, although the funds deposited could be used as a means of payment. Cross-border transfers were restricted to foreign trade transactions and credit card international clearing, while transfers abroad to honor financial obligations were subject to consent from the Central Bank of Argentina. In December 2001, following riots, looting and demonstrations, Minister of Economy Domingo Cavallo and President de la Rúa resigned.

On December 23, 2001, the Argentine Government declared the suspension of payments on almost all of Argentina's sovereign debt which, as of December 2001, was approximately US$144 billion. On January 2, 2002, newly-installed President Duhalde ratified such decision. The principal international debt rating agencies downgraded the rating of Argentina's sovereign debt to "defaulted." In November 2002, the Argentine Government failed to make a US$726 million principal amortization payment due under a loan from the World Bank, making only the interest payment required thereunder and thus defaulting for the first time in the history of Argentina on an obligation owed to a multilateral credit organization.

On January 6, 2002, the Argentine Government approved the Public Emergency Law, which introduced dramatic changes to the country's economic system and repealed substantial provisions of the Convertibility Law which had, since April 1991, pegged the peso at parity (US$1 = Ps1) with the dollar. The Public Emergency Law empowered the executive branch of the federal government to set a dual exchange rate between the peso and foreign currencies, and to implement among other things, additional monetary, financial and exchange measures to overcome the current economic crisis. The official exchange rate was set at Ps1.4 per dollar for certain transactions. However, within a month the official exchange rate collapsed to approximately Ps1.91 per dollar. In February 2002, the exchange rate markets were unified under a single free floating rate, eliminating the official rate. Since January 2002, the Argentine government has implemented measures, by presidential decree, Central Bank regulation or congressional legislation, to address the devaluation of the peso, recover access to financing, reduce governmental expenditures, restore liquidity to the financial markets, reduce unemployment, and generally stimulate the economy. These measures have not been successful. Argentina remains in default on its sovereign debt and most private-sector Argentine companies have defaulted on their debt obligations. As of the date hereof, only a few private companies have been able to restructure their dollar-denominated debt, including the reduction of applicable interest rates, extension of maturity dates and reduction of principal amount.

As a result of this economic crisis and the Argentine government's policies, electric power generators, like the Company, are not likely to have the financial resources to comply with their external debt, as the on-going recession and the peso devaluation make it very difficult for companies, including the Company, to pay their external debts in

accordance with their original terms. Accordingly, most Argentine companies, from all industries, have defaulted on their external debt.

The Public Emergency Law also had an impact on the Company's revenues, which are stated in pesos. In addition, changes have been introduced in the calculation of compensation for electric power generators, allowing only certain variable operating costs to be considered when making such calculations. See "Argentine Electric Power Industry and Regulatory Framework."

With the passing of the Public Emergency Law, the economic policies that had prevailed since the enactment of the Regulatory Framework Law (as defined below) was brought to an end, materially and adversely disrupting the economic and legal foundation of the Argentine electric power sector embodied in the Convertibility Law and the contracts entered into by the privatized power utilities.

Until then, the Company had relied for its viability on these economic policies that enabled it to generate sufficient cash flows to meet its trade and financial liabilities in the normal course of business. Since the Company's only material debt obligation is its dollar denominated liability under the Existing Notes, the Company's management had devised a business strategy that sought to "dollarize" sales, so that virtually 80% of the Company's sales were made under private contracts with Large Users, with prices stated in dollars.

The legislative changes introduced in 2002 by the Argentine Congress, including the mandatory conversion into pesos of all economic transactions under the Public Emergency Law, shattered these economic policies, as the "de-dollarization" of the Argentine economy that these changes mandated resulted in the Company's revenues being converted into pesos while the Company's liability under the Existing Notes continued to be denominated in dollars. With the de-dollarization of private contracts, sales prices experienced a sizable decrease. For example, the price of electric power plummeted from an average annual sales price of US$26.87 per MWh as of December 31, 2001, to an average US$7.90 per MWh for the first half of 2002, representing a 71% decrease in dollar terms. Moreover, a freeze ordered on electric power rates payable by end users translated into a similar freeze of peso market prices, so that the sale price of electric power in the Spot Market experienced a similar decline.

However, the Company continues to be a viable business that is experiencing a decline in its ability to generate dollar-denominated revenues. The Company has set a high priority on maintaining its business in operation and avoiding financial distress. These goals may be achieved by modifying the terms of the Existing Notes.

The Company recommends that you accept this Exchange Offer. If this Exchange Offer is not accepted by the holders of Existing Notes, the Company may be forced into liquidation. In the event that the Company is liquidated, it is highly probable that you will recover far less of your claim than if you accept this Exchange Offer and the Company maintains its business in operation and continues to honor principal and interest payments under the New Notes. In particular, the claims of holders under the Existing Notes will rank lower than those of certain priority creditors, including without limitation (1) Company employees, (2) liquidation costs and expenses (e.g., attorney fees and expenses, expenses of the trustee, and expenses incurred to maintain, operate, and manage the Company's assets during liquidation; and (3) taxes. The Company expects that any liquidation will be a lengthy process.

The following charts illustrate the recent price changes in the Argentine wholesale electric power market and current electric power prices in Argentina and other selected countries:

Worldwide Electric Power Generation Prices


Argentina 2002
Argentina 2001
Holland
Spain
UK
Chile
Bolivia
Brazil
New England (USA)
Peru
Dominican Rep
El Salvador
0
10
20
30
40
50
60
70
Prices in US$/MWh


(US$/MWh)
35
30
25
20
15
10
5
0
1/1/2000
3/1/2000
5/1/2000
7/1/2000
9/1/2000
11/1/2000
1/1/2001
3/1/2001
5/1/2001
7/1/2001
9/1/2001
11/1/2001
1/1/2002
3/1/2002
5/1/2002
7/1/2002
9/1/2002
11/1/2002
Energy Price
Capacity Price
Monomic Price

Purpose of Exchange Offer

This Exchange Offer seeks to:

- Achieve a workable balance between interest payments and the Company's cash flow from operations;

- Extend payment terms under the Existing Notes while Argentina recovers from the unprecedented economic and political instability it is now undergoing; and

- Enable the Company to perform its annual maintenance investment program as currently planned.

Consequences of Failure of this Exchange Offer

The restructuring of the Company's debt depends on the successful completion of this Exchange Offer. If this Exchange Offer is not consummated, the following may occur:

- The Company may experience a severe liquidity crisis which could prevent it from conducting its normal operations and impair its ability to perform its financial obligations under the Existing Notes;

- The Company may not be able to make adequate capital expenditures to maintain its electric power generation equipment in accordance with manufacturer recommendations, which would negatively affect its generation capacity and dispatch, and in turn its revenues, results of operations and the value of its assets; and

- The Company may be unable to satisfy its obligations under the Existing Notes and may be forced into liquidation.

THE EXCHANGE OFFER

Pursuant to Proposal 1, the Company is offering to exchange the Proposal 1 New Notes and the Shares for Existing Notes, and pursuant to Proposal 2, the Company is offering to exchange the Proposal 2 New Notes for Existing Notes, in each case upon the terms and subject to the conditions set forth in this Exchange Offer and Information Memorandum.

Purpose of Exchange Offer

The purpose of this Exchange Offer is to reduce the interest rate payable on the Existing Notes, to extend the maturity of the Existing Notes and/or to reduce the Company's total principal amount of indebtedness outstanding under the Existing Notes.

Terms of Exchange Offer

Upon the terms and subject to the conditions set forth in this Exchange Offer and Information Memorandum, if you validly tender on or prior to the Expiration Date, the Company is offering to exchange:

Under Proposal 1:

- for each US$1,000 principal amount of the Existing Notes, US$600 principal amount of its Proposal 1 New Notes; and
- 460 Shares;

and/or

Under Proposal 2:

- for each US$1,000 principal amount of the Existing Notes, US$1,000 principal amount of its Proposal 2 New Notes.

Under both Proposals, the Company will pay in cash, on the date of the issuance of the New Notes, accrued and unpaid interest on tendered Existing Notes to, but not including, the date of the issuance of the New Notes, at a rate of 2% per annum to holders of the Existing Notes that accept the Exchange Offer. Holders tendering Existing Notes in this Exchange Offer will be deemed to have waived any default in the payment of interest due under the Existing Notes.

The New Notes will be general unsecured senior obligations of the Company, maturing on the Maturity Date, which is the tenth anniversary of the issuance of the New Notes. Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears in cash commencing on the date that is six months from the date that the New Notes are issued. Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum. Interest on the Proposal 2 New Notes will be payable at a rate of 2% per annum.

The Company will return any tendered Existing Notes that are not accepted for exchange, without expense, to the tendering holder as promptly as practicable following the Expiration Date or after the Company terminates this Exchange Offer.

The New Notes will be issued in denominations of US$1 principal amount and integral multiples of US$1 (rounded to the nearest dollar to issue New Notes in minimum denominations of US$1). Adjustments will be made to avoid the issuance of fractional Shares under Proposal 1.

The Company reserves the right to purchase or make offers for any Existing Notes that remain outstanding subsequent to the Expiration Date, or to terminate this Exchange Offer as set forth under "—Conditions to Exchange Offer." The Company also reserves its right to purchase Existing Notes in the open market in privately negotiated

transactions or otherwise, to the extent permitted by applicable law. Following consummation of this Exchange Offer, the terms of any purchases or offers could differ from the terms of this Exchange Offer.

The Company will pay all charges and expenses, other than applicable taxes, in connection with this Exchange Offer. See "—Other Fees and Expenses" below.

Acceptance Fee

Holders of Existing Notes that tender their Existing Notes in this Exchange Offer on or before the Expiration Date will receive an acceptance fee in the amount of US$7.50 for each US$1,000 in principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in this Exchange Offer.

Expiration Date; Extensions; Amendments; Termination

For purposes of this Exchange Offer, the term "Expiration Date" means 5:00 p.m., New York City time, on January 31, 2003, subject to the Company's right to extend such date and time for this Exchange Offer in its absolute discretion, in which case the Expiration Date means, with respect to any extension, the latest date and time to which this Exchange Offer is extended.

The Company reserves the right, in its absolute discretion, to (1) extend this Exchange Offer, (2) terminate this Exchange Offer if a condition to its obligation to exchange is not satisfied, or (3) amend this Exchange Offer, by giving oral or written notice of such delay, extension, termination or amendment to the Exchange Agent. The Information Agent will post such notice at www.bondcom.com/centraltermica. If this Exchange Offer is amended in a manner that the Company determines constitutes a material change, the Company will extend this Exchange Offer and provide for withdrawal of tenders for a period of at least five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders of the Existing Notes, if this Exchange Offer would otherwise have expired during the five to ten business day period following such amendment. Any change in the consideration offered to holders of the Existing Notes pursuant to this Exchange Offer from the consideration described herein will be granted to all holders whose Existing Notes have previously been tendered pursuant to this Exchange Offer.

The Company will promptly announce any extension, amendment or termination of this Exchange Offer by publishing notices in compliance with the regulations of the CNV, the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange, or through such other means of announcement as it deems appropriate. It will, in all cases, be sufficient means of announcement to provide such notice to or through the following parties: the trustee for the Existing Notes, DTC, Euroclear, Clearstream, the Buenos Aires Stock Exchange Bulletin, the newspaper *La Nación*, based in Buenos Aires, and the *Luxemburger Wort*. The Company will announce any such extension no later than 9:00 a.m., New York City time, on the day after the previously scheduled Expiration Date.

In the case of an amendment to this Exchange Offer, the Company will furnish any supplement(s) to this Exchange Offer and Information Memorandum to holders of the Existing Notes, in compliance with the regulations of the CNV, the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange.

Conditions to Exchange Offer

Minimum Tenders of Existing Notes

This Exchange Offer is conditioned on the participation of holders representing 100% of the outstanding principal amount of the Existing Notes.

General Conditions to Exchange Offer

Notwithstanding any other provisions of this Exchange Offer, or any extension of this Exchange Offer, the Company will not be required to issue the New Notes or the Shares, and may, at its sole discretion, terminate this Exchange Offer or modify, extend or otherwise amend this Exchange Offer at any time prior to or concurrently with

the expiration of this Exchange Offer, as extended for any reason in its sole discretion, including without limitation, if any of the following conditions have not been satisfied or waived:

(1) (a) the CNV, the Buenos Aires Stock Exchange and the Open Electronic Market shall have given all the relevant approvals for the issuance of the New Notes, and (b) the CNV shall have given all relevant approvals for, and the Company shall have registered its amended corporate by-laws authorizing, the issuance of the Shares;

(2) no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to this Exchange Offer, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

(a) challenges the making of this Exchange Offer, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, this Exchange Offer; or

(b) in the Company's judgment, could materially adversely affect its business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of this Exchange Offer;

(3) there shall not have occurred (a) any general suspension of or limitation on trading in securities in Argentina, the United States or other major financial markets, including the over-the-counter market (whether or not mandatory), (b) any material adverse change in the Company's business, financial conditions, results of operations or prospects or in the prices of the Existing Notes, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium in Argentina, the United States or other major financial markets (whether or not mandatory), (e) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to Argentina or the United States, (f) any material adverse change in political or economic conditions in the United States or other major international securities or financial markets, or (g) in the case of any of the foregoing existing at the time of the commencement of this Exchange Offer, a material acceleration or worsening thereof;

(4) the Company shall not have received notice from any regulatory authority that this Exchange Offer is in violation of the laws of its jurisdiction; and

(5) the Trustee with respect to the Existing Notes shall not have objected in any respect to, or taken any action that could, in the Company's judgment, adversely affect the consummation of this Exchange Offer, nor shall the Trustee have taken any action that challenges the validity or effectiveness of the procedures used by us in making this Exchange Offer.

The foregoing conditions are for the Company's sole benefit and may be waived by it in whole or in part, in its absolute discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

If any of the foregoing conditions are not satisfied, the Company may, at any time before or concurrently with the Expiration Date:

(1) terminate this Exchange Offer and return all tendered Existing Notes to the holders thereof;

(2) modify, extend or otherwise amend this Exchange Offer; or

(3) waive the unsatisfied conditions with respect to this Exchange Offer and accept all Existing Notes tendered.

Certain Consequences to Holders of Existing Notes if this Exchange Offer is not Successfully Completed

The Company's continued financial viability may be contingent upon the successful completion of this Exchange Offer. If this Exchange Offer is not successfully completed, the following may occur:

- The Company may experience a severe liquidity crisis, which could impair its ability to make principal and interest payments on the Existing Notes; and
- The Company may not be able to make adequate capital expenditures as currently contemplated, which would negatively affect its operations and revenues.

In addition, if you do not participate in this Exchange Offer and this Exchange Offer is nonetheless successful, the trading market for your Existing Notes will be reduced, which will adversely affect the liquidity and market price of your Existing Notes.

Effect of Tender

Any tender by a holder (and the Company's subsequent acceptance of such tender) of any Existing Note will constitute a binding agreement between that holder and the Company upon the terms and subject to the conditions of this Exchange Offer in relation to such Existing Note. The acceptance of this Exchange Offer by a tendering holder of an Existing Note will constitute the agreement by that holder to deliver good and marketable title to the Existing Note it has agreed to tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind. The Company reserves the right to waive, in its absolute discretion, any defects, irregularities or conditions of tender as to particular Existing Notes, whether or not waived in the case of other Existing Notes.

Representations, Warranties and Covenants of Holders of Existing Notes

Upon the submission for tender of its Existing Notes, the beneficial owner of such Existing Notes will be deemed, among other things, to:

(1) irrevocably sell, assign and transfer to or upon the Company's order or the order of nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder's status as a holder of, all Existing Notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Company or any fiduciary, trustee, or other person connected with the Existing Notes arising under, from or in connection with such Existing Notes;

(2) waive any and all rights with respect to the Existing Notes tendered thereby; and

(3) release and discharge the Company, the Trustee or other person connected with the Existing Notes from any and all claims such holder may have, now or in the future, arising out of or related to the Existing Notes tendered thereby, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Existing Notes tendered thereby (other than as expressly provided in this Exchange Offer and Information Memorandum) or to participate in any redemption or defeasance of the Existing Notes tendered thereby.

In addition, the beneficial owner of such Existing Notes will be deemed to acknowledge, represent, warrant and agree that:

(1) it has received and reviewed this Exchange Offer and Information Memorandum;

(2) it is the beneficial owner of the Existing Notes tendered by it, and has full power and authority to tender, sell, assign and transfer the Existing Notes tendered by it;

(3) the Existing Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that the Company will acquire good, indefeasible and unencumbered title to such Existing Notes, free and clear of all

liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

(4) it will not sell, pledge, hypothecate or otherwise encumber or transfer any Existing Notes tendered thereby from the agent's message and agrees that any purported sales pledge, hypothecation or other encumbrance or transfer will be void and of, no effect;

(5) it acknowledges that (a) the Company, the Exchange Agent, the Information Agent or any person acting on behalf of any of the foregoing, have not made any statement, representation or warranty, express or implied, to it with respect to the Company or the offer or sale of the New Notes or the Shares, other than the information included in this Exchange Offer and Information Memorandum, and (b) any information it desires concerning the Company and the New Notes or the Shares or any other matter relevant to its decision to purchase the New Notes or the Shares (including a copy of this Exchange Offer and Information Memorandum) is or has been made available to it;

(6) in evaluating this Exchange Offer and in making its decision whether to participate therein by tendering its Existing Notes, such holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such holder by other than those contained in this Exchange Offer and Information Memorandum;

(7) the tender of the Existing Notes shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing;

(8) the tender of the Existing Notes shall, subject to the terms and conditions of this Exchange Offer, constitute the irrevocable appointment of the Exchange Agent as its agent, and an irrevocable, instruction to such agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary in the opinion of such agent in relation to the Existing Notes tendered thereby in favor of the Company or such other person or persons as the Company may direct and to deliver such form(s) of transfer and other document(s) in the agent's opinion and/or the certificate(s) and other document(s) of title relating to such Existing Notes registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such agent necessary or expedient for the purpose of, or in connection with, the acceptance of this Exchange Offer, and to vest in the Company such Existing Notes; and

(9) the Company and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its acquisition of the New Notes or the Shares are no longer accurate, it will promptly notify the Company.

Each tendering holder will also be deemed to acknowledge, represent, warrant and agree to the acknowledgments, representations, warranties and agreements set forth under the heading "Transfer Restrictions." The acknowledgments, representations, warranties and agreements of a holder tendering the Existing Notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date.

Procedures for Tendering Existing Notes

Existing Notes tendered in this Exchange Offer must be in minimum denominations of US$1 principal amount and any integral multiples of US$1 in excess thereof.

Existing Notes Held Through DTC

The Existing Notes are issued in global form and held of record by the nominee of DTC. Only DTC Participants that have security positions in the Existing Notes in their DTC accounts will be entitled to directly participate in this Exchange Offer. If you are a beneficial holder and wish to tender Existing Notes held on your behalf by a DTC Participant, you must instruct your custodian or brokerage firm to tender all Existing Notes you wish to tender in this Exchange Offer into the Exchange Agent's ATOP account at DTC. You should submit such

instructions to your custodian or brokerage firm in advance of the Expiration Date to allow sufficient time to process the tender.

In order to tender Existing Notes, a DTC Participant (excluding Euroclear and Clearstream) must (1) complete a book-entry transfer of the Existing Notes to the Exchange Agent's ATOP account and (2) cause DTC to deliver an "agent's message" to the Exchange Agent confirming such transfer.

All agent's messages with respect to Proposal 1 must also include the identity of the tendering beneficial owner and other instructions necessary (which may be submitted in an attachment sent to the Information Agent) for the registration and delivery of the Shares. Similarly to Class A, Class B and Class C shares of the Company, the Shares will be nominal shares registered in a share register maintained by the Company. However, the Company may issue and deliver physical certificates for the Shares in the name of any tendering holder that accepts Proposal 1, upon the request of and as instructed by any such tendering holder.

The agent's message must also state that DTC has received an express acknowledgement from the DTC Participant tendering the Existing Notes that:

(1) it has received this Exchange Offer and Information Memorandum;

(2) it has agreed to be bound by its terms; and

(3) the Company may enforce the terms of this Exchange Offer and Information Memorandum against such DTC Participant.

In order for a book-entry transfer to constitute a valid tender of the Existing Notes in this Exchange Offer, the Exchange Agent must receive an agent's message confirming the book-entry transfer on or prior to the Expiration Date. In all cases, holders tendering Existing Notes should allow sufficient time to assure timely delivery.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tendered Existing Notes will be determined by the Company in its absolute discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all tendered Existing Notes determined by the Company not to be in proper form or not to be properly tendered or any tendered Existing Notes the Company's acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive, in its absolute discretion, any defects, irregularities or conditions of tender as to particular Existing Notes, whether or not waived in the case of other Existing Notes. The Company's interpretation of the terms and conditions of this Exchange Offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent, the Information Agent, nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of the Existing Notes or shall incur any liability for failure to give any such notification. Tenders of the Existing Notes may not be deemed to have been made until such defects or irregularities have been cured or waived.

Book-Entry Transfer

The Exchange Agent will make a request to establish an ATOP account at DTC for purposes of this Exchange Offer within two business days after the date hereof. Once established, any financial institution that is a DTC Participant may make book-entry delivery of Existing Notes only via the ATOP system.

Existing Notes Held Through Euroclear or Clearstream

A beneficial owner which holds the Existing Notes through Euroclear or Clearstream and wishes to tender the Existing Notes must send Euroclear or Clearstream, as the case may be, an electronic communication in accordance with the standard tender procedures established by Euroclear or Clearstream. Beneficial owners are encouraged to contact Euroclear or Clearstream directly to ascertain their standard tender procedures for tendering the Existing Notes. All electronic messages with respect to Proposal 1 must also include the identity of the tendering beneficial owner and other instructions necessary for the registration and delivery of the Shares.

Acceptance of Existing Notes for Exchange, Delivery of Cash, New Notes and Shares

Until the CNV's approval of this Exchange Offer becomes effective, any tender of the Existing Notes will be deemed to constitute a non-binding indication of interest to exchange the Existing Notes for the New Notes or the Shares. The non-binding indication of interest will be converted automatically into an effective tender of such Existing Notes upon receipt of CNV approval. If CNV approval is not obtained prior to the Expiration Date, the Expiration Date may be extended.

Subject to the terms and conditions of this Exchange Offer and subject to CNV approval as set forth in the preceding paragraph, the Company will accept all Existing Notes validly tendered prior to the Expiration Date and the tender of a holder's Existing Notes pursuant to this Exchange Offer by one of the procedures set forth above and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder of the Existing Notes and the Company. The Company expressly reserves the right to delay acceptance of any of the Existing Notes or to terminate this Exchange Offer and not accept for exchange any Existing Notes not theretofore accepted if any of the conditions set forth under "—Conditions to Exchange Offer" shall not have been satisfied or waived by the Company.

The Company will deliver the Acceptance Fee, New Notes and the Shares in exchange for the Existing Notes pursuant to this Exchange Offer as promptly as practicable following acceptance of the Existing Notes.

Promptly following the Expiration Date, the New Notes to be issued in exchange for the Existing Notes accepted pursuant to this Exchange Offer will be delivered in book-entry form. Cash representing the Acceptance Fee will be credited to the accounts of tendering holders. The Shares will be nominal shares issued by the Company and registered in a share register maintained by the Company. Physical certificates for the Shares may be issued by the Company in the name of and delivered to any tendering holder that accepts Proposal 1, upon the request of and as instructed by any such tendering holder. See "—Existing Notes Held Through DTC" above.

The Company will be deemed to have accepted validly tendered Existing Notes when, and if, the Company has given written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for tendering holders of the Existing Notes for the purpose of receiving the Existing Notes and delivering the New Notes and the Acceptance Fee.

If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of this Exchange Offer, such unaccepted Existing Notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of this Exchange Offer.

Irrevocability

Tenders of Existing Notes may not be withdrawn, revoked or modified, except as may become possible in case of amendment of this Exchange Offer, as described under "Expiration Date; Extensions; Amendments; Termination."

Exchange Agent

The Bank of New York has been appointed the Exchange Agent for this Exchange Offer. The Company will pay the Exchange Agent's customary fees for its services and will reimburse it for its out-of-pocket expenses in connection therewith.

Information Agent

Bondholder Communications Group has been appointed as the Information Agent for this Exchange Offer and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this Exchange Offer and Information Memorandum should be directed to the Information Agent at the address and telephone numbers set forth on the back cover page of this Exchange Offer and Information Memorandum. Holders of the Existing Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning this Exchange Offer.

Copies of this Exchange Offer and Information Memorandum will be available at the offices of the Information Agent or on the internet at www.bondcom.com/centraltermica until completion or termination of this Exchange Offer. The address, telephone and facsimile numbers of the Information Agent is set forth on the back cover page of this Exchange Offer and Information Memorandum.

Other Fees and Expenses

The Company will bear the expenses of soliciting tenders of the Existing Notes. The principal solicitation is being made by mail additional solicitations may, however, be made by facsimile transmission, telephone, email or in person by the Company's officers and other employees, in compliance with all applicable laws and regulations.

A tendering holder that handles the transaction through its broker, dealer, commercial bank, trust company or other institution may be required to pay brokerage fees or commissions to said institutions.

Notification in Luxembourg

On or prior to the commencement of this Exchange Offer in Luxembourg, the Company will give notice in the *Luxemburger Wort* of such commencement setting forth:

- the period of time during which holders of the Existing Notes may exchange the Existing Notes for the New Notes and/or the Shares;
- the ability of holders of the Existing Notes to receive documentation relating to this Exchange Offer from the Information Agent; and
- the procedure for participating in this Exchange Offer.

After this Exchange Offer is completed, the Company will notify the Luxembourg Stock Exchange, and provide publication in the *Luxemburger Wort* as soon as practicable thereafter, of:

- the amount of the Existing Notes exchanged in this Exchange Offer;
- the amount of the New Notes and the Shares issued, and the total Acceptance Fee paid, in this Exchange Offer;
- the day upon which this Exchange Offer was completed; and
- the CUSIP numbers and the ISIN numbers for the New Notes.

RATINGS

In accordance with Decree 749/2000 and CNV Resolution 368, the New Notes offered in exchange for the Existing Notes will not be rated.

FOREIGN EXCHANGE RATES AND EXCHANGE CONTROLS

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, however, Argentina had a freely floating exchange rate for all foreign currency transactions. However, between April 1, 1991, when the Convertibility Law became effective, and January 5, 2002, the peso was freely convertible into dollars at a fixed one-to-one exchange rate. Pursuant to the Convertibility Law, the Central Bank (1) had to maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency, and (2) was obliged to sell dollars to any person who so required at a rate of one peso per dollar. In addition, the Central Bank has adopted a policy of purchasing dollars at a rate of Ps1 per US$1, and on January 12, 1995, the Central Bank issued Communication "A" 2298 which provided that all exchange transactions made with the Central Bank would be made at a rate of Ps1 per US$1.

On January 6, 2002, the Argentine government enacted the Public Emergency Law which superseded certain provisions of the Convertibility Law, including the fixed one-to-one exchange rate. Effective February 11, 2002, a single market for all exchange transactions was established and the peso was allowed to float freely. Under the new exchange provisions, the Central Bank has intervened in the market by selling dollars in order to back the peso. The ability of the Central Bank to continue the application of this policy is dependent upon its limited amount of dollar reserves.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of dollars, expressed in nominal pesos per dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Exchange Rate (in pesos)	Average[1]
Year Ended December 31,	
1998	1
1999	1
2000	1
2001	1

January 2002 through November 2002	High	Low	Average[1]
January	2.07	1.60	1.91
February	2.15	1.70	2.00
March	3.15	2.05	2.44
April	3.15	2.68	2.89
May	3.60	3.10	3.36
June	3.90	3.50	3.65
July	3.79	3.55	3.62
August	3.65	3.59	3.63
September	3.75	3.62	3.65
October	3.75	3.52	3.66
November	3.64	3.48	3.54

(1) *Based on monthly average exchange rates.*

(2) *Source: Banco Nación.*

SELECTED FINANCIAL INFORMATION

The following selected financial information of the Company for the years ended December 31, 2001, 2000 and 1999, and for the nine-month periods ended September 30, 2002 and 2001, has been derived from, is qualified by reference to, and should be read in conjunction with, the financial statements of the Company, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Exchange Offer and Information Memorandum. The financial statements of the Company for the years ended December 31, 2001, 2000 and 1999 have been audited by Deloitte & Co. S.R.L., Argentine correspondents for Deloitte Touche Tohmatsu International, the Company's independent certified public accountants. Deloitte & Co. S.R.L. has performed a limited review of the financial statements of the Company for the nine-month periods ended September 30, 2002 and 2001. See the Auditor's Report and the Limited Review Report, included elsewhere in this Exchange Offer and Information Memorandum.

Except as described under "Presentation of Financial Information" above, the financial statements of the Company are prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP, and with Argentine reporting practices.

Income Statement Data (in thousands of pesos and dollars)

	Year Ended December 31,			Nine Months Ended September 30,		
	2001(4)	2000(4)	1999(4)	2002(5)	2002(5)	2001(4)
	(pesos)	(pesos)	(pesos)	(pesos)	(dollars)	(pesos)
Net Sales(1)	32,713	37,071	36,468	40,150	10,707	24,332
Cost of Sales(2)	(23,131)	(26,662)	(29,538)	(26,236)	(6,996)	(17,439)
Marketing Expenses(2)	(1,797)	(1,242)	(875)	(1,217)	(324)	(853)
Administrative Expenses(2)	(3,031)	(2,569)	(2,398)	(4,422)	(1,180)	(2,280)
EBITDA	4,754	6,598	3,661	8,275	2,207	3,760
Depreciation and amortization	(4,865)	(5,441)	(5,736)	(8,198)	(2,186)	(3,646)
Financial income (expense)(3)	(718)	562	(6,082)	(8,330)	(2,138)	(349)
Foreign exchange losses	(19)	(10)		(85,976)	(22,927)	(11)
Other gains (losses)	2,715	936	(2,660)	(885)	(236)	(995)
Net income (loss)	**1,867**	**2,645**	**(10,817)**	**(95,114)**	**(25,280)**	**(1,241)**

(1) Net sales represent gross sales less electric power purchases, transmission costs and turnover taxes. Electric power purchases were Ps9.87 million, Ps15.19 million and Ps14.07 million for 2001, 2000, and 1999, respectively, and Ps11.14 million (US$2.97 million) and Ps7.63 million for the nine months ended September 30, 2002 and 2001, respectively. Transmission costs were Ps4.81 million, Ps5.20 million and Ps7.57 million for 2001, 2000, and 1999, respectively, and Ps5.93 million (US$1.58 million) and Ps3.75 million for the nine months ended September 30, 2002 and 2001, respectively. See "Argentine Electric Power Industry and Regulatory Framework—Pricing." Turnover taxes were Ps0.18 million, Ps0.18 million and Ps0.18 million for 2001, 2000, and 1999, respectively, and Ps0.19 million (US$0.05 million) and Ps0.14 million for the nine months ended September 30, 2002 and 2001, respectively.

(2) Excluding depreciation and amortization.

(3) Excluding foreign exchange gains (losses). Amounts as of September 30, 2002 include inflation-related gains (losses).

(4) Translated into dollars at the exchange rate of US$1 = Ps1.

(5) The financial statements as of September 30, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.75), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.65 was applied, without regard to U.S. GAAP.

Balance Sheet Data

	December 31,			September 30,		
	2001[3]	2000[3]	1999[3]	2002[4]	2002[4]	2001[3]
	(in thousands of pesos)			in thousands of (pesos)	(dollars)	(pesos)
ASSETS						
Current Assets						
Cash and Bank Deposits	475	1,247	787	7,586	2,058[2]	557
Investments	5,119	4,181	8,917	6,650	1,821	4,591
Trade Receivables	9,381	10,044	9,039	10,575	2,820	8,617
Other Receivables	986	1,522	1,458	2,028	541	856
Supplies and Materials	2,148	2,070	1,891	5,282	1,409	2,159
Total Current Assets	18,109	19,064	22,092	32,121	8,649	16,780
Non-Current Assets						
Property, Plant and Equipment[1]	90,644	93,310	98,769	192,163	51,244	91,825
Other receivables	1,400	--	--	3,190	850	1,235
Total Non-Current Assets	92,044	93,310	98,769	195,353	52,094	93,060
Total Assets	110,153	112,374	120,861	227,474	60,743	109,840
LIABILITIES						
Current Liabilities						
Accounts Payable	2,132	2,291	2,145	2,785	743	996
Loans	353	271	6,740	1,623	433	15
Payroll and Social Security	400	631	210	634	169	321
Taxes	1,279	1,454	3,351	1,587	423	1,085
Several Payment Accruals	43	21	24	7	2	43
Miscellaneous	--	3,337	2,137	--	--	4,236
Total Current Liabilities	4,207	8,005	14,607	6,636	1,770	6,696
Non-Current Liabilities						
Loans	54,000	54,000	60,000	202,500	54,000	54,000
Taxes	1,060	1,215	--	905	241	1,215
Reserve	425	561	306	928	247	576
Total Non-Current Liabilities	55,485	55,776	60,306	204,333	54,488	55,791
Total Liabilities	59,692	63,781	74,913	210,969	56,258	62,487
Total Stockholders' Equity	50,461	48,593	45,948	16,505	4,485	47,353
Total Liabilities and Stockholders' Equity	110,153	112,374	120,861	227,474	60,743	109,840
Selected Financial Ratios						
Total Non-Current Assets/Total Assets	0.84	0.83	0.82	0.86	0.86	0.85
Total Stockholders' Equity/Total Liabilities	0.85	0.76	0.61	0.08	0.08	0.76
Total Liabilities/Total Liabilities and Stockholders' Equity	0.54	0.57	0.62	0.93	0.93	0.57

(1) Net of accumulated depreciation of Ps44.68 million, Ps41.36 million and Ps35.62 million at December 31, 2001, 2000, and 1999, respectively, and Ps107.14 million (US$28.57 million) and Ps43.46 million at September 30, 2002 and 2001, respectively.\

(2) Includes Ps1,567,000 (US$418,000) interest due on September 26, 2002 and paid in the first days of October 2002.

(3) The exchange rate was of US$1 = Ps1 for the periods indicated.

(4) The financial statements as of September 30, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.75), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.65 was applied, without regard to U.S. GAAP.

Sources and Uses of Funds Data

	Year Ended December 31,			Nine Months Ended September 30,		
	2001[1]	2000[1]	1999[1]	2002[3]	2002[3]	2001[1]
	(in thousands of pesos)			in thousands of (pesos)	(dollars)	(pesos)
Sources of Funds						
Cash flow from operations						
Net (Loss) Income for the Year or Period	(1,263)	224	(9,099)	(95,114)	(25,280)	(1,241)
Items Not Representing Use (Sources) of Funds:						
Gain (Loss) from Long-Term Investments						
Depreciation and Amortization	4,865	5,441	5,736	8,198	2,186	3,646
Allowances and Reserves	921	1,905	1,270	1,204	321	1,106
Residual Value of Retired Fixed Assets	9					9
Unpaid Interest Accrual, Tax on Unpaid Interest, Foreign Exchange Differences	381	310	7,071	84,400	22,057	481
Subtotal	4,913	7,880	4,978	(1,312)	(716)	4,001
Extraordinary gains (losses)	3,131	2,421	(1,719)			
Items Not Representing Use (Sources) of Funds:						
Recovery of presumptive minimum income tax accrual	(3,336)					
Extraordinary amortization		386				
Recovery of interest		(6,740)				
Recovery of tax on interest relating to Notes		(1,011)				
Subtotal	(205)	(4,944)	(1,719)			
Changes in Operating Assets and Liabilities						
Accounts Receivable	238	(1,236)	1,612	10,175	2,713	1,321
Other Receivables	(865)	(64)	(373)	61	16	(569)
Supplies and Materials	(79)	(178)	(423)	(530)	(141)	(89)
Salaries and Wages; Taxes	(1,357)	633	(498)	(5,654)	(1,508)	(2,518)
Subtotal	(2,063)	(845)	318	4,052	1,080	(1,854)
Cash from operations	**2,645**	**2,091**	**3,577**	**2,740**	**364**	**2,147**
Investing Activities						
Acquisition of Property, Plant and Equipment and Intangible Assets	(2,208)	(368)	(298)	(35)	(9)	(2,170)
Cash used in investing activities	**(2,208)**	**(368)**	**(298)**	**(35)**	**(9)**	**(2,170)**
Financing Activities						
Net Increase (Decrease) in Loans	(271)	(5,999)		(843)	225	(256)
Cash used in financing activities	**(271)**	**(5,999)**		**(843)**	**225**	**(256)**
Net Increase (Decrease) in Cash	**166**	**(4,276)**	**3,279**	**1,862**	**580**	**(279)**
Beginning Cash	**5,428**	**9,704**	**6,425**	**12,373**	**3,300**	**5,428**
Ending Cash	**5,594**	**5,428**	**9,704**	**14,235**	**3,880**	**5,149**

(1) The exchange rate was US$1 = Ps1 for the periods indicated.

(2) The financial statements as of September 30, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.75), except for Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.65 was applied, without regard to U.S. GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Exchange Offer and Information Memorandum. The Company prepares its financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Overview

The Company is mainly engaged in the ownership and operation of the Plant and the sale of electric power generated thereby. The Company derives its revenues from the generation and sale of electric power and capacity in the Spot Market and in the Term Market pursuant to privately negotiated agreements. The Company is paid (1) through CAMMESA, which coordinates dispatch, calculates the applicable Spot Price on the basis of the cost submitted by generators, and acts as "clearing agent" for sales in the Spot Market, and (2) directly by its customers for sales pursuant to agreements negotiated in the Term Market. When selling electric power to GUMEs under the Argentine regulatory framework, the Company buys electric power in the Spot Market at the applicable Seasonal Price (as defined below under "Argentine Electric Power Industry and Regulatory Framework—Pricing") and sells to GUMEs at the Seasonal Price plus a margin.

The Argentine electric power generation industry has experienced excess capacity since privatization began in 1992, primarily as a result of increased competition among generators and the addition of more efficient generation capacity. Spot Market prices have declined in recent years as a result of a more efficient electric power generation. To compensate for lower Spot Market prices and mitigate the effect of price fluctuations, the Company has been increasingly seeking to realize sales in the Term Market through private agreements.

The three major components of the Company's cost of sales are depreciation, fuel and salaries and wages, with fuel representing over 90% of the Company's variable costs. The Company has sought to stabilize fuel costs by entering into long-term natural gas transport and supply agreements.

Results of Operations

Under the Convertibility Law

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

The following table sets forth information regarding the Company's total gross sales, net sales, electric power generated and average sales prices for the years ended December 31, 2001 and 2000:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in millions of pesos, except for GWh and sales price per MWh)	
Electric Power Sales in Spot Market	Ps 3.95	Ps 10.61
Capacity Sales in Spot Market	1.76	3.62
Sales in Term Market (Electric Power & Capacity)	41.66	42.82
Frequency Regulation Income	0.20	0.58
Total Gross Sales	47.57	57.63
Electric Power Purchases	(9.87)	(15.19)
Transmission Costs	(4.81)	(5.20)
Turnover Taxes	(0.18)	(0.18)
Net Sales	32.71	37.06
Total GWh Generated	1,375	1,625
Average Sales Price per MWh	Ps 23.79	Ps 22.81

The Company's net electric power generation and capacity made available in 2001 generated total gross sales of Ps47.57 million, comprised of Ps3.95 million of electric power sales and Ps1.76 million of capacity sales in the Spot

Market, an aggregate of Ps41.66 million of electric power and capacity sales in the Term Market, and Ps0.20 million of frequency regulation income. The Company's net electric power generation and capacity made available in 2000 generated total gross sales of Ps57.63 million, comprised of Ps10.61 million of electric power sales and Ps3.62 million of capacity sales in the Spot Market, an aggregate of Ps42.82 million of electric power and capacity sales in the Term Market, and Ps0.58 million of frequency regulation income. Gross revenues in 2001 were offset by electric power purchases of Ps9.87 million, transmission costs of Ps4.81 million and turnover taxes of Ps0.18 million. Gross revenues in 2000 were offset by electric power purchases of Ps15.19 million, transmission costs of Ps5.20 million and turnover taxes of Ps0.18 million.

The average price of electric power sold in the Spot Market at the Ezeiza node (the node serving the Buenos Aires region) decreased approximately 23.5% from Ps18.66 per MWh in 2000 to Ps14.28 per MWh in 2001. The average price of electric power in the Spot Market at the Güemes node decreased approximately 20.6% from Ps17.63 per MWh in 2000 to Ps14.00 per MWh in 2001. The Company's net average sales price of electric power increased 4.3% from Ps22.81 in 2000 to Ps23.79 in 2001.

The following table sets forth information regarding the Company's cost of sales for the years ended December 31, 2001 and 2000:

	Year ended December 31, 2001		Year ended December 31, 2000	
	(in millions of pesos[1])			
Fuel	Ps 17.86	77.22%	Ps 20.85	78.21%
Salaries and Wages	3.43	14.83%	3.38	12.68%
Third Party Services	0.62	2.68%	0.95	3.56%
Supplies and Materials	0.48	2.08%	0.62	2.33%
Social Security Payments	0.48	2.08%	0.46	1.73%
Management Costs	0.00	0.00%	0.16	0.60%
Other	0.26	1.11%	0.24	0.89%
Costs of Sales, before depreciation	23.13	100.00%	26.66	100.00%
Depreciation	4.77		5.34	
Total Cost of Sales	27.90		32.00	
Total GWh Generated	1,375		1,625	
Average Fuel Cost per net MWh produced	12.99		12,83	
Average Cost per net MWh produced (excluding depreciation)	Ps 16.82		Ps 16,41	

(1) Except for GWh, Fuel Cost per net MWh and Cost per net MWh.

Total cost of sales (excluding depreciation) decreased Ps3.53 million from Ps26.66 million in 2000 to Ps23.13 million in 2001.

Fuel costs decreased Ps2.99 million from Ps20.85 million in 2000 to Ps17.86 million in 2001, primarily due to a decrease in electric power generation at the Plant in 2001 in comparison to 2000. Natural gas consumption decreased 71,031 Dm^3 from approximately 490,280 Dm^3 at a price of Ps42.53 per Dm^3 in 2000 to approximately 419,249 Dm^3 at a price of Ps42.60 per Dm^3 in 2001.

Administrative expenses increased Ps0.46 million from Ps2.67 million in 2000 to Ps3.13 million in 2001.

The Company's net financial results reflected a net loss of Ps0.74 million in 2001, compared to a net income of Ps0.55 million in 2000, primarily as a result of the non-accrual of interest on the Existing Notes in the first nine months of 2000 while the Company's court-supervised reorganization (*concurso preventivo*) before the Reorganization Court was pending. Accrual of interest on the Notes resumed on September 26, 2000.

At December 31, 2001, the Company had a Ps16.32 million tax loss carryover, which can be used to offset future tax payments, may be carried over as follows: Ps1.57 million until 2002, Ps4.99 million until 2003, Ps9.27 million until 2004 and Ps0.49 million until 2006.

Net income decreased Ps0.77 million from Ps2.64 million in 2000 to Ps1.87 million in 2001.

Effects of Public Emergency

Nine Months Ended September 30, 2002, Compared to Nine Months Ended September 30, 2001

The following table sets forth information regarding the Company's total gross sales, net sales, electric power generation and average prices for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,		
	2002	2002	2001
	(in millions of pesos, except for GWh and sales price per MWh)	(in millions of dollars, except for GWh and sales price per MWh)	
Electric Power Sales in Spot Market	12.60	3.36	2.44
Capacity Sales in Spot Market	4.16	1.11	1.27
Sales in Term Market (Electric Power & Capacity)	40.46	10.79	31.96
Frequency Regulation Income	0.19	0.05	0.18
Total Gross Sales	57.41	15.31	35.85
Electric Power Purchases	(11.14)	(2.97)	(7.63)
Transmission Costs	(5.93)	(1.58)	(3.75)
Turnover Taxes	(0.19)	(0.05)	(0.14)
Net Sales	40.15	10.71	24.33
Total GWh Generated	—	978	1,048
Average Sales Price	41.05	10.95	23.22

For the nine months ended September 30, 2002, the Company had a net electric power generation of 978 GWh and an average available capacity of 149 MW, compared to 1,048 GWh and 160 MW, respectively, for the nine months ended September 30, 2001. This decrease was due primarily to the off-line operating mode under which the Plant operated during the first nine months of 2002. As part of such mode, both 60 MW units are not being dispatched since September 19, 2002 due to a large supply of hydroelectric power that substantially reduces demand for fuel-driven electric power generation. During this off-line period, both units are compensated for available Base Power Reserve capacity of 108 MW, at a rate of Ps12/MW (US$3.2/MW) during those hours when capacity is compensated (90 hours a week).

The Company's net electric power generation and capacity made available during the nine months ended September 30, 2002 generated total gross sales of Ps57.41 million (US$15.31 million), comprised of Ps12.60 million (US$3.36 million) of electric power sales and Ps4.16 million (US$1.11 million) of capacity sales in the Spot Market, an aggregate of Ps40.46 million (US$10.79 million) of electric power and capacity sales in the Term Market and Ps0.19 million (US$0.05 million) of frequency regulation income. The Company's net electric power generation and capacity available during the nine months ended September 30, 2001 generated total gross sales of Ps35.85 million, comprised of Ps2.44 million of electric power sales and Ps1.27 million of capacity sales in the Spot Market, an aggregate of Ps31.96 million of electric power and capacity sales in the Term Market and Ps0.18 million of frequency regulation income. Gross revenues for the nine months ended September 30, 2002 were offset by electric power purchases of Ps11.14 million (US$2.97 million), transmission costs of Ps5.93 million (US$1.58 million) and turnover taxes of Ps0.19 million (US$0.05 million). Gross revenues during the nine months ended September 30, 2001 were offset by electric power purchases of Ps7.63 million, transmission costs of Ps3.75 million and turnover taxes of Ps0.14 million.

The average price of electric power sold in the Spot Market at the Ezeiza node increased 52.84% in peso terms from Ps14.77 for the nine months ended September 30, 2001 to Ps22.58 for the nine months ended September 2002, while it decreased approximately 59.24% in dollar terms from 14.77 US$/MWh to 6.02 US$/MWh for the same periods, respectively, primarily as a result of the end of the convertibility regime that led to a substantial devaluation of the peso.

The average price of electric power sold in the Spot Market at the Güemes node increased 43.30% in peso terms from Ps14.55 for the nine months ended September 30, 2001 to Ps20.85 for the nine months ended September 30, 2002, while it decreased approximately 61.79% in dollar terms from 14.55 US$/MWh to 5.56 US$/MWh for the same periods, respectively.

The increase in net sales in the Spot Market from 172.91 GWh for the nine months ended September 30, 2001 to 486.77 GWh for the nine months ended September 30, 2002 was due primarily to the off-line operating mode under which the Plant operated during the last four months of the nine-month period ended September 30, 2002. Under this operating mode, all electric power generated is sold on the market at stated operating cost, and electric power must be purchased in the Spot Market to satisfy agreements negotiated in the Term Market. However, the increase (in absolute terms) of Spot prices was insufficient to offset the disarray created by the devaluation of the peso, which had lost 73% of its value relative to the dollar at September 2002.

The following table sets forth the Company's total cost of sales for the nine months ended September 30, 2002 and 2001:

	Nine Months ended September 30, 2002			2001	
	(in millions of pesos(1))	(in millions of dollars)		(in millions of pesos(1))	
Fuel	20.44	5.45	77.86%	13.73	78.77%
Salaries and Wages	3.56	0.95	13.57%	2.46	14.11%
Third Party Services	0.79	0.21	3.00%	0.43	2.47%
Supplies and Materials	0.56	0.15	2.14%	0.30	1.72%
Social Security Charges	0.60	0.16	2.29%	0.36	2.07%
Other	0.30	0.08	1.14%	0.15	0.86%
Costs of Sales	26.25	7.00	100.00%	17.43	100.00%
Depreciation	8.10	2.16		3.57	
Total Cost of Sales	34.35	9.16		21.00	
Total GWh Generated	978			1,048	
Average Fuel Cost per net MWh produced	20.90	5.57		13.10	
Average Cost per net MWh produced (excluding depreciation)	26.84	7.16		16.63	

(1) Except GWh, Fuel Cost per net MWh and Cost per net MWh.

Total cost of sales (net of depreciation) increased Ps8.82 million in peso terms from Ps17.43 million for the nine months ended September 30, 2001 to Ps26.25 million for the nine months ended September 30, 2002, but it decreased US$10.43 million in dollar terms from US$17.43 million for the nine months ended September 30, 2001 to US$7.0 million for the nine months ended September 30, 2002. These changes were due primarily to the devaluation of the peso since January 2002, which affected the Company's relative costs in 2002 compared to prior years.

Fuel costs increased Ps6.71 million in peso terms from Ps13.73 million for the nine months ended September 30, 2001 to Ps20.44 million for the nine months ended September 30, 2002. Fuel costs decreased US$8.28 million in dollar terms from US$13.73 million for the nine months ended September 30, 2001 to US$5.45 million for the nine months ended September 30, 2002. Natural gas consumption was approximately 306,837 Dm^3 at a price of Ps66.62 (US$17.76) per Dm^3 for the nine months ended September 30, 2002, compared to approximately 324,601 Dm^3 at a price of Ps42.30 per Dm^3 for the nine months ended September 30, 2001.

Administrative expenses increased Ps2.15 million in peso terms from Ps2.36 million for the nine months ended September 30, 2001 to Ps4.51 million for the nine months ended September 30, 2002. Administrative expenses decreased US$1.18 million in dollar terms from US$2.36 million for the nine months ended September 30, 2001 to US$1.18 million for the nine months ended September 30, 2002.

The Company's net financial results reflected a net loss of Ps94.31 million (US$25.06 million) for the nine months ended September 30, 2002, compared to a net loss of Ps0.36 million for the nine months ended September 30, 2001. The reported loss for the nine-month period ended September 30, 2002 includes an amount of Ps86 million (US$23 million) in foreign exchange losses incurred as a result of the devaluation of the peso.

Net loss was Ps95.11 million (US$25.28 million) for the nine months ended September 30, 2002 compared to a net loss of Ps1.24 million for the nine months ended September 30, 2001.

Liquidity and Capital Resources

The Company had Ps5.59 million and Ps14.24 million (US$3.88 million) in cash and short-term investments for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively. Cash flows from operations, defined as net income *plus* depreciation, amortization, net financial expenses and items not representing use (sources) of funds, was Ps4.91 million and Ps1.31 million (US$0.72 million) for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively.

At September 30, 2002, the Company had an outstanding financial debt of US$54.43 million relative to the Existing Notes and accrued interest thereon.

The Company had capital expenditures of Ps0.37 million in 2000 and Ps2.21 million in 2001. Presently, the Company has projected capital expenditures for scheduled maintenance and overhaul of the Plant of approximately Ps1.80 million (US$0.48 million) for 2002, Ps4.09 million (US$1.09 million) for 2003, Ps4.20 million (US$1.12 million) for 2004, Ps0.56 million (US$0.15 million) for 2005, Ps0.86 million (US$0.23 million) for 2006 and Ps7.13 million (US$1.90 million) for 2007. Capital expenditures for scheduled maintenance and overhaul of the Plant are projected to be financed by internal cash flows.

ARGENTINE ELECTRIC POWER INDUSTRY AND REGULATORY FRAMEWORK

The following is a summary of certain matters relating to the electric power industry in Argentina, including provisions of Argentine laws and regulations applicable to the electric power industry, including the Company. This summary is not intended to be a complete analysis of all laws and regulations applicable to the electric power industry. Holders of Existing Notes are advised to review the summaries of such laws and regulations published by CAMMESA and to consult their legal and business advisors for a more detailed analysis thereof.

Privatization

As part of the new economic plan implemented by then President Carlos Menem in 1989, the Argentine Government underwent an extensive program of privatization of the main federal state-owned companies, including industrial and utility companies and, in the electric power sector, generation, transmission and distribution activities. Presidential Decree No. 634, promulgated in March 1991, and Law No. 24,065 (the "Regulatory Framework Law"), enacted in January 1992 (together with its implementing Decree 1398/92), established guidelines for the restructuring and privatization of the electric power sector. The new framework identified generation, transmission and distribution of electric power as separate stages and subjected each one to specific regulation. The ultimate goal of the privatization process was to optimize rates and improve the quality of service through competition and private investments. The privatization process commenced in February 1992 with the sale of several large thermal electric power generation facilities formerly operated by Servicios Eléctricos del Gran Buenos Aires ("SEGBA") and AyEE, and continued with the sale of transmission and distribution facilities and additional thermoelectric and hydroelectric generation plants.

Supply and Demand (Historical)

The generation of electric power in Argentina between 1980 and 2001 increased by over 7% per annum compared with a population growth of 16.69% between 1980 and 1991, 6.6% between 1991 and 1995 and 4.19% between 1995 and 2001. Between 1980 and 2001, electric power generation in Argentina increased 140%, while population growth during the same period was 30%. The end of the peso's convertibility and elimination of the dollar as an alternative currency for economic transactions, together with a freeze on Argentine bank deposits, slowed down economic activity and decreased electric power demand. Between January and September 2002, the net electric power demand on the WEM decreased 3.66% in comparison to the same period in 2001. However, in mid-2002 there were signs of a slight growth in industrial consumption due to a favorable exchange rate impact on the price of industrial goods.

Growth of Electric Power Generation and Population

Year	Generation of Electric Power[1] (GWh)	Population[2] (in thousands)
1980	35,671	27,949(**)
1985	41,465	30,305
1990	47,001	32,527
1991	50,115	32,615(**)
1992	52,294	33,104(*)
1993	57,861	33,869(*)
1994	61,143	34,318(*)
1995	62,809	34,768(*)
1996	64,934	35,220(*)
1997	67,777	35,672(*)
1998	68,174	36,125(*)
1999	73,169	36,612(*)
2000	84,987[3]	37,031(*)
2001	85,840[3]	36,224(**)

(1) Source: Secretary of Energy

(2) Source: INDEC (Argentine Bureau of Statistics and Census)

(3) Source: CAMMESA

(*) INDEC estimations for years when no census was conducted

(**) Data obtained from national census conducted by INDEC

According to the interim 2001 annual report prepared by the Secretary of Energy, electric power consumption in Argentina was approximately the following: industrial, 39.17%; residential, 30.81%; commercial, 18.33%; and other users, 11.69%. Historically, industrial consumption has grown more rapidly than any other sector, followed by residential consumption.

CAMMESA estimates that during 2001 total net electric power generation in the WEM (not including Sistema Patagónico, the southern transmission network that is not connected to the NIN) was 81,297 GWh, of which 43.36% was generated by thermal plants, 46.81% was generated by hydroelectric plants, 8.04% was generated by nuclear plants and 1.78% was imported from foreign generators. Total installed capacity in the WEM as of September 30, 2002 was 22,704 MW, of which 12,733 MW corresponded to thermal generation, 8,966 MW to hydroelectric generation and 1,005 MW to nuclear generation. During peak hours, 12,392 MW are required to meet demand.

As of September 30, 2002, the total electric power generated in the WEM was 57,453 GWh, of which 46.71% was generated by thermal generation plants, 43.08% by hydroelectric generation plants, 7.12% by nuclear generation plants and 3.09% by foreign generation plants located in Uruguay and Brazil.

Notwithstanding the foregoing, CAMMESA estimates that an additional 170 MW of hydroelectric generating capacity will be available between 2002 and February 2003 from the Potrerillos generation project, located in the province of Mendoza. CAMMESA's projections does not include projects that have no firm completion date. If such projects were to be included, an additional 3,780 MW of generation capacity would be available, of which 30 MW corresponds to hydroelectric generation, 745 MW to nuclear generation and 3,005 MW to thermal generation (combined cycle). These projects, which may become part of the WEM but which are not included in CAMMESA's projections, are shown on the table below:

Generation Units	Type	Potential MW	Accumulated Pot. MW
Las Maderas	Hydroelectric	30	30
Las Playas	Thermal	250	280
Loma de la Lata Combined Cycle	Thermal	200	480
Central Térmica NOA	Thermal	242	722
Central Térmica TermoAndes	Thermal	203	925
Genelba 2 Combined Cycle	Thermal	850	1,775
Atucha II Nuclear Plant	Nuclear	745	2,520
Enargen	Thermal	480	3,000
C.T. Piedra Buena	Thermal	780	3,780

Source: CAMMESA

Wholesale Electric Power Market

The WEM regulatory framework came into effect in January 1992. The WEM was established as a competitive market in which electric power generators buy and sell electric power at prices determined by supply and demand, and may enter into long-term electric power supply contracts with distributors, Large Users and companies interconnected with Argentina.

The WEM consists of:

(1) a term market (the "Term Market"), in which agreements establishing volume, price and other terms are agreed upon directly and freely among sellers and buyers;

(2) a spot market (the "Spot Market"), in which prices are established on hourly basis as a function of economic generation cost, represented by the short-term marginal production cost measured at the load center of the WEM. However, as a consequence of the recently changed regulatory framework, Spot Market prices are no longer determined by marginal production costs but instead in accordance with variable production costs (see "—Dispatch" and "—Emergency Regulations"); and

(3) a quarterly stabilization Spot Market prices system, conceived for the purchases effected by distributors, which is known as the "seasonal market."

Structure

According to the structure of the Argentine electric power industry, as set forth in the Regulatory Framework Law, the WEM includes the following categories of main agents: generators, transmitters, distributors and Large Users. These agents, together with the Secretary of Energy (on behalf of the Argentine Government), form CAMMESA. In addition, there are electric power traders, which are not part of the WEM but may nevertheless negotiate electric power purchase and sale agreements at prices established by supply and demand.

In the other hand, Article 54 of the Regulatory Framework Law created ENRE, the agency in charge of enforcing compliance with the Regulatory Framework Law.

Regulatory Control

The following is a description of the main Argentine electric power industry regulatory agencies.

ENRE

ENRE is the agency with jurisdiction over electric power concessions granted by the Federal Government. ENRE functions under the Secretary of Energy of the Ministry of Economy and is empowered with a variety of regulatory and jurisdictional powers. ENRE's attributions include, among others: (1) enforcing compliance with the

Regulatory Framework Law and related regulations; (2) controlling the providing of services and enforcing compliance with the terms of concession agreements; (3) adopting rules applicable to electric power generators, transmitters, distributors, consumers and other related parties with respect to safety, technical standards and procedures, measuring and billing consumption, interruption and reconnection of electric power supply, third party access to land used by the electric power industry and quality of the services provided; (4) issuing opinions regarding competition, anti-trust and discriminatory practices among participants in the electric power industry; (5) imposing penalties upon non-compliance with concession agreement provisions and related regulations; and (6) arbitrating service-related conflicts between agents.

ENRE is directed by a Board of Directors comprised of five members (a chairman, a vice chairman and three directors) appointed by the executive branch of the Argentine Government. ENRE is responsible for advising the Argentine Government on electric power related matters.

CAMMESA

The organization of CAMMESA and approval of CAMMESA's by-laws are set forth in Decree No. 1,192 dated July 10, 1992. The Argentine Government holds 20% of CAMMESA's shares while the remaining 80% of its shares are equally divided among the associations representing (1) generation companies, (2) transmission companies, (3) distribution companies, and (4) Large Users.

CAMMESA is in charge of:

(1) the technical dispatch of the NIN pursuant to the Regulatory Framework Law and related regulations. In such a capacity, it is in charge of (a) determining technical and economic dispatches of electric power, in an attempt to maximize networks' security and quality of electric power supplied, and reduce wholesale prices in the Spot Market; (b) projecting electric power capacity needs and optimizing the use of electric power pursuant to rules set from time to time by the Secretary of Energy; and (c) monitoring the operation of the Term Market and administering the technical dispatch of electric power pursuant to agreements entered into in such market;

(2) acting as agent of the various WEM participants and/or carrying out the duties entrusted to it in connection with the electric power industry;

(3) purchasing and/or selling electric power from or to other countries through the relevant import/export transactions; and

(4) rendering services related to the Argentine electric power industry.

The operating costs of CAMMESA are covered by mandatory contributions made by members of the WEM. The regulations in effect have established a maximum amount for CAMMESA's annual budget, equivalent to 0.85% of the aggregate amount of transactions in the WEM.

WEM Agents

Generators

There are approximately 40 generating plants in Argentina, owned by about 15 private companies owned by provincial joint ventures and international joint ventures. Generators participate in CAMMESA through the Argentine Association of Electric Power Generators, which is entitled to appoint two of its acting and two of its alternate directors.

As of September 2002, more than 70% of the electric power generation sector had been privatized. The privatized companies include hydroelectric generators such as Hidroeléctrica Alicurá S.A., Hidroeléctrica El Chocón S.A., Hidroeléctrica Cerros Colorados S.A., Hidroeléctrica Piedra del Aguila S.A. and Hidroeléctrica Los Nihuiles S.A., and thermal generators such as the Company, Central Puerto S.A., Central Costanera S.A., Central Térmica Alto Valle S.A. and Central Térmica Sorrento S.A. Other large hydroelectric plants such as Yacyretá, an Argentina-Paraguay bilateral project, and Salto Grande, which is jointly owned and managed by Argentina and Uruguay, as well as all nuclear plants, remain to be privatized and are still under governmental ownership and operation.

The following table sets forth information regarding the Argentine generation companies participating in the WEM as of September 30, 2002, including corporate affiliation information:

Privatized Generators at September 30, 2002

Affiliation	Business Unit	Total MW
AES	C. Dique	55
	C.T. San Nicolás	650
	Hidroeléctrica Alicurá	1,000
	H.T. San Juan	72
	Hidroeléctrica Río Juramento	111
	AES Paraná	845
TotalFinaElf	C. Puerto	2,152
	Hidroeléctrica Piedra del Aguila	1,400
CMS	C.T. Mendoza	508
Duke	Alto Valle	96
	Hidroeléctrica Cerros Colorados	450
EDF	HIDISA	388
	HINISA	217
ENDESA	C. Costanera	1,982
	C.T. Buenos Aires	322
	Hidroeléctrica El Chocón	1,320
	C.T. Dock Sud	845
CAMUZZI	C.T. Piedrabuena	620
	Costa Atlántica (formerly ESEBA)	413
FATLyF-IATE	C.T. NOA	164
	C.T. NEA	148
	C.T. Litoral	70
	F. Morado	63
Apuaye-Necon Group	Hidroeléctrica Tucumán	52
Chediak	Hidroeléctrica Río Hondo	17
Pluspetrol	Ave Fénix	47
	Pluspetrol Norte	116
	S.M. Tucumán	382
	C.T. Tucumán	447
Pecom	Genelba	674
	Hidroeléctrica Pichi Picún Leufú	255
Other	C.T. Sorrento	212
	Enron	64
	Capex	662
	GECOR	289
	Consorcio Potrerillos	56
	C.T. General Roca	124
	C.T. Güemes	261
Provincial	Casa de Piedra	60
	EPEC	1,149
	SESJ	45
National	Nucleoeléctrica Argentina S.A.	1,005
Binational	C.T. Salto Grande	945
	E.B. Yacyretá	1,710

Source: ENRE website / 2000 Annual Report, updated on the basis of data provided by CAMMESA.

Transmitters

Electric power is transmitted from power generation facilities to distributors through transmission networks. Transmitters are companies that provide high and medium voltage power transmission. Transmission is defined as the delivery from the connection points of a generator to a connection point of a distributor or a Large User. Transmitters neither purchase nor sell electric power, and their activities are regulated by the Regulatory Framework Law, related regulations promulgated by the Secretary of Energy and contractual provisions of existing concession agreements.

In Argentina, electric power is carried at 500 kV, 200 kV, and 132 kV through a transmission network known as NIN (National Interconnected Network). The NIN consists primarily of overhead lines and substations covering approximately 90% of the Argentine territory. The NIN was privatized and divided into one national network, operated by Transener S.A. ("Transener") (500 kV), and various regional networks operated by, among others, Transnoa S.A., Transnea S.A., Distrocuyo S.A., Transpa S.A., Transba S.A. and Transcomahue S.A.

Delivery points connect the NIN to the various distribution networks, and there are also interconnections between the Argentine transmission network and those of Uruguay, Brazil and Chile, allowing for the import or export of electric power from one network to the other.

Users of electric power pay the following transmission costs: (1) a variable transmission charge as a result of nodal and adaptation factors; (2) charges for connecting to the network; and (3) charges for capacity reserve.

Transmission companies operate as common carriers and must provide access to all generators, distributors and Large Users. Transmission companies also participate in CAMMESA by appointing two permanent and two alternate directors of CAMMESA's board of directors through their trade association, the Argentine Association of Electric Power Transmitters ("ATEERA").

Expansion of transmission networks is performed whenever required by private companies in need of an expansion. Transmitters are prohibited from expanding transmission networks on their own initiative. Similar to NIN transmission networks, access of expanded regional transmission networks must be available to all, except for those expansions authorized by the Executive Branch for the benefit of, and built at the expense of, a particular generator, distributor or Large User.

Distributors

Distribution is defined as the activity intended to supply electric power from receiving points to consumers that cannot independently contract their own electric power supply. Electric power is supplied to consumers or end users through a widespread network of overhead lines, underground cables and substations, each of which has successively lower voltages. Like generation and transmission companies, distributors participate in CAMMESA by appointing two permanent and two alternate directors of CAMMESA's board of directors through their trade association, the Argentine Association of Electric Power Distributors ("ADEERA").

Each distributor operates under a concession agreement, which establishes, among other things, the concession area, the quality of service to be provided, the rates permitted to be charged and the demand to be satisfied. Provided there is available distribution capacity, distributors are required to give open access to all users in need of their services, and to permit Large Users to transmit electric power purchased from alternate sources through their networks, for which they receive a fee.

Three distributors have been granted concessions by the Argentine Government to operate in the Federal District and certain Greater Buenos Aires districts formerly served by SEGBA: EDENOR, EDESUR and EDELAP. ENRE monitors compliance by these distributors with the provisions of their respective concession agreements and with the Regulatory Framework Law, and provides a mechanism for public hearings at which complaints against such distributors are heard and resolved, including tariff-related complaints.

All other distributors (those which operate in the provinces) are controlled by the respective local regulatory bodies, generally agencies similar to ENRE.

Most of Argentina's provincial distributors have been privatized, including those operating in Salta, Tucumán, La Rioja, San Luis, Rio Negro, Entre Rios, Buenos Aires, Jujuy, San Juan, Catamarca, Mendoza, Formosa and Santiago del Estero. Only few provincial distributors are still owned by provincial governments, including those operating in Santa Fe, Misiones, Corrientes, Chaco and Córdoba; certain of these provinces, such as Santa Fe and Córdoba, had begun the legal process to privatize their distributors, but the economic crisis currently affecting Argentina has forced them to place privatization processes on hold.

Large Users

Large Users are those which, as a result of a high volume of electric power consumption and other technical requirements, are permitted by the Secretary of Energy to buy electric power directly from generators. Large Users pay distributors a transmission fee.

The WEM classifies Large Users in three categories:

The Major Large Users (GUMAs) are users that have a minimum annual demand of 1 MW of electric capacity and 4380 MWh of electric power in each connection point. At least 50% of their electric power demand is contracted in the WEM. The portion of their electric power demand not contracted in the WEM is obtained from the Spot Market and invoiced by CAMMESA.

The Minor Large Users (GUMEs) are all users that have a power demand which is less than 2 MW but greater than or equal to 30 kW in each connection point. They must contract all of their electric capacity and electric power demand in the WEM. They have no relationship with CAMMESA.

The Particular Large Users (GUPAs) are all users that have an electric capacity demand below 100 kW but greater than or equal to 30 kW in each connection point. They must contract all of their electric capacity and electric power demand in the WEM. The minimum term of such contracts is one month. They have no relationship with CAMMESA.

Large Users participate in CAMMESA by appointing two permanent and two alternate directors of CAMMESA's board of directors through their trade association, the Argentine Association of Electric Power Large Users ("AGUERA").

WEMs

General

In order to increase the number of agents involved in the wholesale electric power market and to promote competition and investment in the sector, Government Decree No. 186/95 created the category of "WEM participant."

Pursuant to this decree, companies that, subject to prior compliance with applicable technical requirements, obtain authorization from the relevant authorities to market electric power within the NIN or exporting through international interconnections and bilateral projects are able to participate in the WEM. Even if these companies are not admitted to any WEM agent category, they may still market electric power in blocks. The decree also instructed the Secretary of Energy to issue complementary regulations to govern the categories of WEM agents, including the new category of trader that was later implemented by subsequent regulations issued by the Secretary of Energy.

Under Section 5 of Decree No. 186/95, WEM participants are as follows: (1) companies authorized to market electric power from international interconnections and bilateral projects; (2) companies that, though not WEM agents, market electric power in blocks; and (3) companies that, though not WEM agents, operate Electrical Connection Purpose facilities (as defined in the decree).

Annex 31 to the procedures regarding participant entry conditions include the following new categories of agents:

Marketing Province

This category comprises provinces entitled to receive royalties from the use of their hydroelectric resources. These provinces may collect such royalties in the form of electric power and sell it.

Foreign Company

This category comprises companies that (1) hold legal rights or obligations; (2) own power generation, co-generation or self-generation facilities, or transmission or distribution networks, which are located outside of Argentina; and (3) are related to a WEM agent or trader through an import or export agreement.

Trading in this category may be of three different types: (1) generation trading; (2) royalties trading (as explained in Marketing Province); and (3) demand trading.

Trader

This category comprises companies that (1) engage in the purchasing and selling, on wholesale basis, of electric power both produced and to be used by third parties, (2) are not WEM agents, and (3) have a capitalization of at least US$14 million (which amount is expected to be adjusted as a result of the Public Emergency Law).

Trading in this category may be of three different types: (1) generation trading; (2) royalties trading (as defined in Marketing province); and (3) demand trading.

In order to support export transactions, traders must first enter into commercialization agreements. Commercialization agreements are agreements entered into between a WEM agent (generator or Large User) and a trader whereby the right to commercialize all or a portion of the production capacity (in the case of power generation transactions) or all or a portion of the demand (in the case of Large Users) is transferred to the trader for a determined period of time.

Electric Power Exports/Imports

The WEM is an open market, which means that not only Argentine entities but also entities located in countries interconnected with Argentina may transact on electric power. Under the terms of Section 34 of the Regulatory Framework Law, exports and imports of electric power are regulated and must be previously authorized by the Secretary of Energy.

To assure transparency of electric power export and import transactions, minimum reciprocity and symmetry conditions must be established between the WEM and the electric power market of the country from/to which the exports/imports are made. Such conditions require, among others:

- Both dispatching of supply and generation market must be based on economic costs;
- There must be open access to residual transmission capacity; and
- There must be non-discriminatory conditions in both countries.

WEM agents and traders may perform import and/or export transactions under the following conditions:

- Any generator or trader may sell under export contracts in the futures market, and may also participate of export transactions in the Spot Market;
- Any distributor, Large User or trader may buy under import contracts in the futures market; and
- Any trader may participate of import transactions in the Spot Market.

International Interconnection Transmission Service

Import and export transactions are effected through the International Interconnection Transmission ("IIT") network. IIT's main function is to transmit electric power between the WEM and other country's electric power market.

Access to the IIT network may be obtained by entering into an agreement with an existing IIT concessionaire in order to connect with the concessionaire's facilities, so long as there is residual capacity in the IIT line. Such is accomplished through either an expansion of an existing concessionaire's transmission line and payment of a fee, or by obtaining a new concession (which requires building an additional line to the electric power network in the neighboring country).

By law, owners of electric power transmission facilities, as is the case of IIT concessionaires, are required to provide free and non-discriminatory third party access to their transmission capacity, against payment of compensation determined by the Secretary of Energy in the relevant concession agreement.

If there is residual capacity in the IIT network, users may request access to such capacity from the relevant IIT concessionaire. However, if there is no residual capacity, users may contract for an expansion of an existing concessionaire' transmission line against payment of a fee and in accordance with the procedures applicable to granting IIT concessions. An exception to the open access principle is provided for in Article 31 of the Regulatory Framework Law, under which any generator, distributor or Large User may build, at its own expense, a transmission line previously approved by the Executive Branch.

IIT concessions are granted by ENRE. ENRE may also enter into concession agreements on behalf of the Argentine Government.

Dispatch

Dispatch is based on a marginal cost system. Subject to certain exceptions described below, electric power is dispatched by CAMMESA on a lowest production cost basis. In order to enable CAMMESA to determine the marginal production cost, generators declare their variable costs of production semi-annually.

Under Resolution No. 8/02 of the Secretary of Energy, amended by its Resolution 246/02, which will be temporarily in effect at the discretion of the Secretary of Energy, thermal generators are allowed to adjust their declared Variable Production Cost (VPC) every 15 days. In addition, hydroelectric power generators declaring their Water Volumes (WV) on a seasonal or monthly basis may also adjust their prices at such intervals. Generators may only restate declared costs in light of significant exchange rate fluctuations or fuel source changes, or gas reference price variations authorized by a resolution of the National Gas Regulatory Entity (ENARGAS).

After considering the variable production cost declared by each generator, plus unmet demand or network failure costs, CAMMESA performs seasonal and weekly dispatches that enables it to establish seasonal and short term schedules for each generator.

Based on the information provided by generators at the end of each week, CAMMESA determines a weekly dispatch with the purpose of minimizing the total cost of production and the risk of network failures. The determined weekly dispatch may be adjusted daily by CAMMESA.

Pricing

Generators are compensated for electric power sold to the WEM at prices determined in the Spot Market, while distributors pay for their purchases of electric power in the WEM at Seasonal Prices (as defined below). Differences between such prices are accumulated in a Stabilization Fund (as described below).

According to the marginal cost methodology adopted by the regulatory framework, the electric power price in the Spot Market for all generators at every delivery point of the NIN is equal to the variable cost of the last megawatt (MW) dispatched to satisfy demand. Therefore, companies may end up receiving the difference, if any, between their variable electric power cost and the applicable Spot Market price. However, due to the current

economic and financial emergency declared by Law 25.561, the dispatch criteria remains unchanged but Spot Market pricing based on marginal cost methodology has been temporarily altered by the Secretary of Energy. Presently, and until the emergency has been overcome, generation pricing is based on variable production costs rather than the marginal cost methodology explained above. See "—Emergency Regulations."

Seasonal Electric Power Price

Each year is divided into two seasonal periods, the summer period (November 1 to April 30) and the winter period (May 1 to October 31), which have different hydrological and demand characteristics. Every six months (subject to a quarterly review), CAMMESA determines the seasonal electric power prices payable by distributors for their purchases of electric power in the WEM ("Seasonal Prices"). It also determines the charges payable by distributors, Large Users and self-generators for their capacity demand in the WEM.

The Seasonal Price determined by CAMMESA is based on the average cost of providing one MW of additional electric power (marginal cost), the costs associated with network failure and certain other factors. To determine the Seasonal Price, CAMMESA uses a seasonal database and optimization models.

In order to determine the Seasonal Price, CAMMESA must take into consideration generators' projected electric power output, electric power import commitments and generators' declared electric power availability. To determine demand, CAMMESA must consider the needs of distributors, Large Users and self-generators that purchase electric power in the WEM and export commitments.

CAMMESA must consider operation in a given seasonal period under different supply and demand scenarios. In each alternative considered, CAMMESA must achieve the best available dispatch, taking into consideration NIN restrictions, to meet demand requirements while minimizing production costs and the cost associated with reducing the risk of network failure, which varies from one season to the other.

The final consideration in determining the Seasonal Price is the status of the Stabilization Fund, as defined and discussed further below under "—Stabilization Fund."

Spot Market Compensation.

In the Spot Market, subject to the temporary exceptions described in "—Emergency Regulations" below, generators are compensated for dispatched electric power based on the marginal cost of the next unit to be dispatched. In addition to electric power payments, generators receive compensation for (1) capacity made available in the Spot Market, including stand-by capacity; (2) additional stand-by capacity, in the event of network capacity shortage; and (3) the providing of ancillary services. Generators receive the following payments as participants in the WEM:

- *Electric Power Payments* for actual output at prevailing Spot Market prices;
- *Capacity Payments* for capacity made available during working days at certain times;
- *Cold Reserve Capacity Payments* during periods when a generator has been scheduled to provide reserve capacity (only thermal plants are used to provide cold reserve capacity); and
- *Ancillary Service Payments* for the provision of additional services, such as frequency regulation and voltage control, which are incremental to the services a generator is required to provide as a WEM agent.

The calculation of each of these payments is described in more detail below.

Electric Power Payments

Generators are paid as follows for electric power produced and dispatched and for the electric power which each generator makes available for the WEM which is accepted by CAMMESA so as to maintain adequate reserves for the WEM.

The Spot Market price that generators are paid for electric power sold in the WEM, subject to the temporary exceptions described in "—Emergency Regulations" below, is calculated by adjusting the Market Price (as defined below) according to the location of the generator in the NIN. The "Market Price" of electric power is determined by the marginal cost of the last (*i.e.*, most expensive) thermal generator dispatched, inclusive of the cost of transmission of the electric power, to the "load center" of the NIN. The load center is currently the interchange "node" at Ezeiza, near Buenos Aires. The Market Price is determined in accordance with the following formula:

$$MP = \frac{Pmc}{NF(ltg)}$$

where:
- MP = Market Price
- Pmc = Marginal cost of the next generator dispatched
- NF(ltg) = Node factor of the next generator dispatched

Each WEM agent is connected to the transmission network at a node. Nodes are located at important points along the transmission network.

Each node has a "node factor" and an "adaptation factor" (as described under "Capacity Payments" below). The node factor, calculated for each node, is a coefficient expressed as a fraction representing expected losses per incremental unit of electric power generated in the transmission of electric power from that node to the load center of the network. Node factors vary according to seasonal and hourly load fluctuations.

The Spot Price paid to a generator is determined by the Market Price of electric power generated, adjusted for the location of the generator's units in the NIN. CAMMESA calculates factors for each connection made in the NIN. The Market Price is transferred to the node using the relevant node adjustment factors as follows:

$$P(g) = MP \times NF(g)$$

where:
- P(g) = Payments received by the generator (spot Price)
- MP = Market Price
- NF(g) = Node factor of the generator dispatched

Electric power dispatched from certain nodes may be limited by transmission restrictions, due to either physical limitations of the lines connecting the node to the Ezeiza load center or to security limitations established by CAMMESA and designed to protect the network from failure. In the event that such limitations restrict the transmission of electric power from a given region, generators in such region are compensated for electric power dispatched by them to the WEM based on local prices ("Local Prices"). Local Prices are determined based on the cost of providing the next MW of demand (marginal cost), taking into consideration the generation and transmission restrictions in effect in the relevant region at the time, as follows:

$$PL(g) = MP(i) \times NF(g)$$

where:
- PL(g) = Payments received by the generator under Local Prices
- MP(i) = Market Price of the region subject to transmission restrictions
- NF(g) = Node factor of the generator dispatched

The differences between the Spot Prices received by CAMMESA for electric power dispatched from regions subject to transmission restrictions and Local Prices received by generators in such regions are accumulated in Local Price Accounts. There is one Local Price Account for each region in the NIN. Such accounts are managed by CAMMESA and may only be used to finance the expansion of transmission capacity through a public bidding process.

Capacity Payments

Generators whose plants are scheduled for dispatch or are actually dispatched receive a predetermined capacity payment in accordance with the table below:

Day	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	Total
Week									×	×	×	×	×	×	×	×	×	×	×	×	×	×	×	×	16
Sat.	×																			×	×	×	×	×	6
Sun.																				×	×	×	×		4

The Secretary of Energy establishes applicable capacity payments (as adjusted by the relevant adaptation factor), which are currently set at Ps12.00 per MW for each hour. The current capacity payment rate became effective on August 1, 2002, under Resolution 317/02 of the Secretary of Energy, and has replaced the prior capacity rate of US$10 per MW that had prevailed while monetary convertibility was still in force.

The adaptation factor, calculated for relevant geographical areas, represents the quality and reliability of the connection between each node and the WEM load center and any excess cost resulting from a less than optimum dispatch caused by a network failure.

Thermal generators that are available but have not been dispatched receive capacity payments based on the average monthly capacity at which CAMMESA would have dispatched such generators during a particularly dry year.

Cold Reserve Capacity Payments

The WEM also makes payments for capacity classified as "cold reserve." The cold reserve list is made up by the thermal electric power plants and is established by weekly tenders among generators that wish to offer such capacity. Bidding prices may not exceed the seasonal capacity charge, currently set at Ps10 per MW per hour. The cold reserve capacity price is determined based on the bid from the last generator required to be accepted in order for the network to have sufficient cold reserve. Cold reserve providers are required to be able to provide additional capacity as required by CAMMESA.

Ancillary Service Payments

According to current regulations, generators must contribute a portion of their output for network services from which they benefit, such as frequency regulation, voltage control and reactive power. In the event that a thermal generator does not provide these services, it may buy them from a hydroelectric power generator. No payments are currently made for voltage control and reactive power services.

Transaction Settlement

All WEM transactions are invoiced monthly. CAMMESA acts as the clearing agent for all WEM participants. A "proportion factor" is applied to each payable or receivable existing among the agents for each month's transactions. CAMMESA is responsible for invoice preparation and distribution and collection administration, but does not receive any net profits for providing such services. Payments are made approximately 40 days within the end of each month.

Stabilization Fund

The Stabilization Fund reflects the differences between Seasonal Prices paid for by distributors and Spot Market prices received by generators. Differences arising each month between collections from distributors and Large Users on account of electric power purchases, on the one hand, and payments to generators for electric power sales and WEM transmission charges, on the other, are held in the Stabilization Fund. Growth of this fund reflects the accumulation of differences between the Seasonal Price and the hourly electric power price in the Spot Market.

The Stabilization Fund is required to maintain a minimum amount to cover payments to generators if prices in the Spot Market in a given quarter exceed the Seasonal Price. Seasonal scheduling and quarterly adjustments may vary in accordance with the amount of funds deposited in the Stabilization Fund.

Term Market

Generators may enter into agreements in the Term Market to supply electric power and capacity to distributors and Large Users. Such agreements may be of two types:

- Energy supply agreements, whereby an agreed upon amount of electric power is supplied throughout the term of the agreement. Generators may purchase electric power and capacity from the WEM and other Term Market contracts in order to meet their commitments under such agreements.

- Cold reserve capacity agreements, whereby capacity is made available by thermal generators as a reserve to be used at the request of the contracting party.

Emergency Regulations

Due to the current economic and financial situation in Argentina, the Secretary of Energy has introduced certain changes to the regulations adopted under the Regulatory Framework Law.

Among other provisions, Resolution 8/02 of the Secretary of Energy changed the manner by which Variable Production Costs are determined and generation units are dispatched.

Seasonal Variable Production Cost Declaration

Certain Variable Production Costs are dollar-denominated, which means that such costs may vary according to exchange rate fluctuations. Any Variable Production Cost used by thermal generators based on a peso per MW per hour must be supported by a technical report containing a detailed cost structure broken down into the following categories:

- Variable cost of fuel delivered to the Plant;

- Variable maintenance costs;

- Other variable costs, excluding fuel; and

- Seasonal incremental costs.

No taxes, rates or assessments are allowed to be included in any of these costs. In addition, the technical report must indicate what percentage of the costs are based on factors that may vary (*i.e.*, reference prices calculated in accordance with applicable pricing methodology and the relevant peso/dollar exchange rate) and thus capable of causing such costs to be further adjusted. All other cost components will be deemed constant throughout the relevant period.

Maximum Variable Production Cost to Be Taken into Account for Pricing Purposes

Declared Variable Production Costs and/or Maximum Accepted Costs, as applicable, are used by each generation unit for minimum cost dispatch purposes.

Based on such dispatch, the Market Price at the Load Center of the network will be set at the reference price of the dispatched generation units. Any difference (if positive) of a given thermal generation unit's Accepted Variable Production Costs minus the Market Price is designated as a "Temporary Dispatch Excess Cost" and held in a "Temporary Dispatch Excess Cost Sub-Account" of the Stabilization Fund, the monthly accumulation of which is paid for by demand, excluding demand for pumping, in terms of monthly electric power consumption.

Capacity Payments

The Price of Capacity in the Market (PCM) is defined as the unit price for Base Capacity Payments (BCP), and is equivalent to Ps10.00 per MW during those periods when capacity payments are made (Ps/MWh).

$PCM (Ps/MWh) = K_{PPAD} * BCP$

The "K_{PPAD}" factor is determined by the Secretary of Energy and will, in all cases, be equal to or higher than one. Currently, the K_{PPAD} factor is set at 1.20 under Resolution 317/02 of the Secretary of Energy.

Before: PCM (US$/MWh) = BCP + CRP = US$10 per MW

Capacity Reliability Price (CRP) is defined as the unit price intended as compensation for Reliability Reserve services provided by generators that meet the requirements to provide such services. Generators willing to offer such services should submit tenders in accordance with regulations isued by the Secretary of Energy.

Fuel Excess Costs

The Secretary of Energy, through its Resolution 246/02, has instructed the Dispatch Agency (OED) to allow WEM agents to recognize adjustments for any present and future fuel taxes, rates and assessments when calculating prices.

Generators are expected to recover any increases associated with the recognition of such excess costs in accordance with their fuel consumption, in the form of a Fuel Excess Cost (FEC) to be paid for by purchasers of electric power.

Compensation for Transmission

Transmission of high voltage electric power among the various WEM regions is a public utility service provided by Transener, the high voltage electric power transmission company, pursuant to a concession granted by the Argentine Government. The rate schedule applicable to such concession provides for compensation to Transener for available connection and transmission capacity and for actual electric power transmission.

Compensation for connection capacity to the network corresponds to the operation and maintenance of connection equipment, and is based on the quality of the services of connecting to the transmission network.

Compensation for transmission capacity made available to the network corresponds to the cost of operating and maintaining transmission equipment, and is based on the quality of the services provided at the transmission network.

Compensation for electric power actually transmitted is based on: (1) any difference due to transmission losses between the cost of electric power received at the receiving node and the cost of electric power supplied at the delivery node, and (2) any excess costs borne by consumers connected to receiving nodes related to long and short term transmission outages, calculated as a function of the annual proportion of network outages and the cost of unmet electric power demand.

It is important to note that compensation for transmitted electric power is constant for each applicable period (five years) and is calculated based on the network's forecasted annual revenue for the relevant period. Compensation due to transmitters from transmission network users are held in an account managed by CAMMESA, from which account Transener's compensation is paid. ENRE may reduce Transener's connection and transmission capacity compensation by applying an efficiency coefficient for each applicable period. In addition, penalties may be assessed on the basis of the quality of the transmission services, the amount of which is later credited to consumers.

Transmission in the WEM is paid for regardless of whether any agreement exists. Each WEM member must pay its transmission charges in accordance with its location and transmission network utilization, irrespective of any agreements into which it may have entered.

BUSINESS OF THE COMPANY

General

The Company is engaged in the generation and sale of electric power. The Company owns and operates a three-unit gas-fired thermoelectric generation plant which is located approximately 30 miles outside the city of Salta in the northern Argentine province of Salta. The Plant has a total installed rated capacity of 245 MW (gross 261 MW), consisting of two turbo steam units of 60 MW (gross 63 MW) each and one turbo steam unit of 125 MW (gross 135 MW). This gross capacity represented approximately 1.15% of the total gross installed capacity of the Argentine electric power network, which was 22,704 MW at September 30, 2002. The Plant's proximity to the gas reserves in northern Argentina, the low price paid by it for natural gas at the well-head, its agreements for the transportation of natural gas (see "—Raw Materials—Natural Gas") and its low heat rate (9,129 BTU per kWh (gross) at March 31, 2000), enables the Company to generate electric power at lower costs than most other thermal generators participating in the WEM in Argentina. Accordingly, the Plant has been dispatched consistently by CAMMESA. During 2000, the Company's units were among the 30 generators (out of 132 thermal units in the market) which had an availability factor (hours in operation compared to hours in a year) of more than 80%.

Privatization

The assets of the Company were formerly owned by AyEE, a state-owned electric power generation, transmission and distribution company. The Company was formed as a shell on July 27, 1992, as part of the Argentine Government's privatization of its state-owned enterprises.

The Argentine Government conducted an international bidding process to sell 60% of the capital stock of the Company. The Powerco consortium was selected as the winning bidder, and subsequently entered into a transfer agreement with Argentina providing for the transfer of assets, liabilities and personnel from AyEE to the Company. On September 30, 1992, 60% of the issued share capital of the Company was acquired by Powerco, the holding company formed by the Powerco consortium. An additional 30% of the issued share capital of the Company is held by the Argentine Government and the remaining 10% of the issued share capital of the Company is held by certain employees of the Company.

Since January 27, 1999, Powerco has been controlled by a group of the Company's senior managers.

Production

Generating Units

There are three basic components to a thermoelectric generating unit: the boiler, the turbine and the generator. The boiler converts energy from fuel into steam at high pressure and temperature. The steam drives a turbine which converts the heat energy into mechanical energy. In turn, the mechanical energy drives a generator which converts the mechanical energy into electrical energy. The three components are typically designed and built separately and then combined into a single operating unit by generation companies. The rated capacity of a unit depends upon the type of generator, its condition, the efficiency of the boiler, the temperature of the steam produced by the boiler and the fuel source. Natural gas provides a higher rated capacity than other fuels such as fuel oil or coal because it burns more efficiently, enabling the boiler super-heaters to operate more efficiently and require less maintenance.

The Company owns and operates three turbo steam generating units with an aggregate installed generating capacity of 245 MW (gross 261 MW) at the Plant. Two of the generation units ("Unit 1" and "Unit 2,"), both completed in 1982, have rated capacities of 60 MW (gross 63 MW) each; and the other ("Unit 3"), completed in 1993, has a rated capacity of 125 MW (gross 135 MW). Each of the generators, turbines and one of the boilers was manufactured by Skoda, a Czech manufacturing company. Equipment manufactured by Skoda has a reputation within the industry as being rugged, durable and capable of achieving economical conversion rates. The following table sets forth certain selected information in relation to the Company's generation units:

	Unit 1	Unit 2	Unit 3
BOILER			
Manufacturer	MELLOR GOODWIN	MELLOR GOODWIN	SKODA
Steam production.............	265 tons/hour	265 tons/hour	425 tons/hour
Fuel..................................	NATURAL GAS/FUEL OIL	NATURAL GAS/FUEL OIL	NATURAL GAS/FUEL OIL
Steam temperature...........	540°C-OVERHEATED	540°C-OVERHEATED	540°C-OVERHEATED
Steam pressure.................	95 Kg/cm^2 OVERHEATED	95 Kg/cm^2 OVERHEATED	13.63 MPa. OVERHEATED
Water circulation	NATURAL	NATURAL	NATURAL
Type of equipment...........	OUTDOOR	OUTDOOR	OUTDOOR
Yield................................	93.2%	93.2%	93.7%
TURBINE			
Nominal power................	60 MW	60 MW	125 MW
Trademark and model......	SKODA/K60-90	SKODA/K60-90	SKODA/K125/12.75
Type.................................	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 9MPa.)	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 9MPa.)	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 13MPa.)
Flow of cooling water......	10,200 M3/hour	10,200 M3/hour	17,500 M3/hour
GENERATOR			
Nominal power................	Ap.: 75 MVA	Ap.: 75 MVA	Ap.: 156,250 MVA
Trademark and model......	SKODA/8HY 6378/2	SKODA/8HY 6378/2	SKODA/IHY 644872/2HH
Nominal tension	11,000 ± 5%V	11,000 ± 5%V	13,800 ± 5%V
Cooling............................	BY AIR	BY AIR	BY H2
Excitation	BE-3638-F/4 TYPE POWER 280 kW	BE-3638-F/4 TYPE POWER 280 kW	4HE-5058/2- TYPE POWER 750 kW
HEAT RATE (LOSS)....	9,404 BTU/kWh	9,436 BTU/kWh	8,857 BTU/kWh

Prior to privatization, the Plant operated at an average capacity factor of approximately 55.3%, as only the two 60 MW units were in operation due to transmission restrictions which were subsequently eliminated.

The following table sets forth (1) the average annual net output (in GWh) of the Plant, (2) the average annual availability of the Plant, expressed as a percentage of total hours available for dispatch relative to the total hours in a calendar year, and (3) the average annual load factor of the Plant, expressed as a percentage of its net output relative to its maximum theoretical output, in each case from 1998 to the first nine months of 2002:

	Net Output	Availability	Load Factor
1998	1,564	83.78	72.68
1999	1,801	95.48	83.71
2000	1,625	92.94	75.31
2001	1,376	84.57	63.95
2002 (through September 30)	978	88.27	60.75

The following table sets forth the total hours of operation of each of the three generation units comprising the Plant from 1998 to the first nine months of 2002:

	Hours of Operation		
	Unit 1	Unit 2	Unit 3
1998	8,118	7,984	6,610
1999	8,144	7,715	8,301
2000	7,468	7,239	8,438
2001	8,202	7,423	6,412
2002 *(through September 30)*	3,778	5,021	6,319

The following table sets forth the applicable load factor for each of the three generation units comprising the Plant from 1998 to the first nine months of 2002:

	Load Factor		
	Unit 1	Unit 2	Unit 3
1998	79.12	77.92	67.18
1999	83.54	79.43	85.81
2000	70.47	66.77	81.61
2001	74.47	67.21	57.46
2002 *(through September 30)*	43.96	56.99	70.42

The figures presented in the table above are based on an available capacity of 245 MW.

Management believes that the Plant is capable of performing at or better than rated capacity. To this end, the Company has increased the maximum continuous operating capacity of each of the units of the Plant to 63 MW, 63 MW and 135 MW, respectively.

Maintenance

Since assuming control of the Plant, the Company has shut down and overhauled both of the 60 MW units, one in 1993 and the other in 1995. The Company conducted similar major maintenance on Unit 3, the 125 MW unit, during the first quarter of 1997 and January 2001. Major maintenance is performed by a combination of the Company's own employees and supervisors contracted from Skoda; and, according to prudent standards, should be carried out on average every six years. Such maintenance requires the relevant unit to be down for a period of eight to ten weeks. In addition, each unit requires annual maintenance involving the shutting down of such unit for a period of not more than two weeks. Routine maintenance is conducted by the Company's own employees throughout the year without the need to shut down any units by using modern preventive maintenance methods, and a maintenance assessment information system. The Company relies on independent consulting and/or specialized service providers with respect to any extraordinary technical issues that may arise.

Production and Marginal Costs

Production Costs

The following table sets forth information relating to the Company's production costs for 2001, 2000 and the nine-month periods ended September 30, 2002 and 2001:

	Year Ended December 31,				Nine Months Ended September 30,					
	2001		2000		2002 (pesos)		2002 (dollars)		2001	
	(million Ps)	(Ps/MWh)	(million Ps)	(Ps/MWh)	(million Ps)	(Ps/ MWh)	(million US$)	(US$/ MWh)	(million Ps)	(Ps/ MWh)
Variable Costs	18.96	13.79	22.42	13.80	21.79	22.28	5.81	5.94	14.45	13.79
Fixed Costs	4.17	3.03	4.85	2.98	4.46	4.58	1.19	1.22	2.98	2.84
Depreciation	4.77	3.47	4.73	2.91	8.10	8.29	2.16	2.21	3.57	3.41
Total Costs..........	27.90	20.29	32.00	19.69	34.35	35.14	9.16	9.37	21.00	20.04

The Company's production costs are affected materially by the efficiency of its generating units, the price of fuel and the amount of power actually dispatched.

Marginal Cost

The marginal cost of a thermoelectric generation company is defined by CAMMESA as the delivered cost of its fuel multiplied by the heat rate of the Company's plant and, therefore, does not represent the full operating costs of a generating plant. Marginal cost is used by CAMMESA in determining the order in which electric power generators are dispatched and as a reference for the price which they are paid for the electric power delivered, the last generator to be dispatched receiving by way of compensation for the supply of electric power only the marginal cost of the next generator that would have been dispatched, together with the capacity payment. Due to the competitive price paid by it for natural gas at the well-head, the firm contract for the transportation of natural gas with Distribuidora de Gas Noroeste S.A. ("Gasnor") and Transportadora de Gas del Norte, S.A. ("TGN") (see "—Raw Materials—Natural Gas") and its low heat rate, the Company had been consistently among the lowest thermoelectric marginal cost generators within the WEM until late 2000. Since then, the Company's dispatch has been reduced by the addition to the WEM of a large number of new combined cycle generation units with a heat loss rate that is lower than the Company's units. See "Argentine Electric Power Industry and Regulatory Framework—Dispatch."

The following table sets forth the average Spot Market prices, and the marginal cost of the Plant as estimated by CAMMESA, both calculated on an average monthly basis for each month from January 1998 to September 30, 2002:

Month	Average Electric Power Spot Market Price	Plant Marginal Cost of Generation
	(US$/MWh)	(US$/MWh)
January 1998	12.73	20.36
February 1998	15.50	20.36
March 1998	14.52	20.36
April 1998	14.87	20.36
May 1998	14.54	7.1
June 1998	16.52	7.1
July 1998	17.09	7.1
August 1998	16.84	7.05
September 1998	15.24	7.05
October 1998	16.69	7.05
November 1998	19.45	7.05
December 1998	20.01	7.05
January 1999	16.24	7.05
February 1999	17.77	7.05
March 1999	17.36	7.05
April 1999	15.44	7.05
May 1999	19.02	5.19
June 1999	30.14	5.19
July 1999	20.14	5.19
August 1999	18.76	5.19

Month	Average Electric Power Spot Market Price (US$/MWh)	Plant Marginal Cost of Generation (US$/MWh)
September 1999	15.21	5.19
October 1999	15.00	5.19
November 1999	16.87	15.76
December 1999	16.66	15.76
January 2000	16.74	15.76
February 2000	17.62	15.76
March 2000	15.37	15.76
April 2000	15.86	15.76
May 2000	18.24	2.73
June 2000	26.23	3.04
July 2000	28.22	3.04
August 2000	22.31	3.40
September 2000	21.78	3.40
October 2000	21.18	3.40
November 2000	11.07	10.66
December 2000	19.88	10.66
January 2001	14.35	10.66
February 2001	15.84	10.66
March 2001	16.06	10.66
April 2001	14.54	10.66
May 2001	22.68	11.19
June 2001	17.45	11.19
July 2001	13.12	11.19
August 2001	11.72	11.19
September 2001	12.93	11.19
October 2001	13.32	11.19
November 2001	12.30	11.19
December 2001	13.96	11.19
January 2002(1)	10.39	7.99
February 2002(1)	6.52	5.09
March 2002(1)	4.53	3.73
April 2002(1)	4.36	3.77
May 2002(1)	5.13	6.00
June 2002(1)	7.82	6.20
July 2002(1)	8.03	6.72
August 2002(1)	5.44	6.71
September 2002(1)	4.67	6.50

(1) Since January 2002, the peso is no longer pegged to the dollar at parity. Prices thereto expressed in US$/MWh were converted from pesos into dollars at the applicable monthly exchange rate quoted by Banco Nación.

Source: CAMMESA

The Spot Market Price is measured hourly and may vary hour by hour. There have been occasions when the Plant has been the marginal producer in the WEM and even, on occasions, has had a marginal cost in excess of the Spot Market Price. However, as the Company is the largest and lowest cost thermoelectric generation company in its particular geographical area, even at such times at least 80 MW of its production will be dispatched in order to maintain the voltage and frequency in the local transmission and distribution network. Under such circumstances, the receipts of the Plant may be less than its costs of operation. Such circumstances have been occurring lately because there has been a high rainfall with a resulting abundance of relatively inexpensive hydroelectric generation.

Raw Materials

The principal raw materials used by the Company are natural gas, water and various chemicals (such as salt and resins) used in the generation process.

Natural Gas

All three of the Company's units are fueled by natural gas. Although the units are also capable of using fuel oil, it would not be economical for them to do so under the pricing system currently in existence in Argentina. Therefore, any interruption in the gas supply to the Plant would result in a reduction in, or cessation of, power generation. The Plant is located in an area of abundant natural gas supplies. The area comprising the north of Argentina and the south of Bolivia contains a number of identified natural gas fields, the most important of which in Argentina are the Ramos field and the Aguaragüe field. The Ramos field has proven reserves of 140 billion m^3, which at current levels of production are expected to last at least 44 years. The Aguaragüe field has proven reserves of 44.1 billion m^3, which at current levels of production are expected to last at least 29 years.

Natural Gas Supply

The Company has entered into a new supply agreement with the consortium which has the concession to exploit the Aguaragüe natural gas field. This agreement will be effective until May 2003. According to this agreement, the consortium agrees to supply the Company with 1.7 million cubic meters of gas a day. In the winter months (May to October), the Company pays 41.70 US$/$Dm^3$ for the first approximately 600,000 m^3/day it consumes and any additional consumption is paid at a rate of 33.21 US$/$Dm^3$. In the summer months (November to April), the Company pays 39.85 US$/$Dm^3$ for the first approximately 600,000 m^3/day it consumes and any additional consumption is paid at a rate of 33.21 US$/$Dm^3$. Regardless of actual consumption, the Company must pay a minimum of 18,000 Dm^3/month at the applicable winter or summer rate. These prices will remain fixed during the term of the agreement. This agreement represents a reduction in the cost of gas from the prior agreement of approximately 11%.

In March 2002, all existing contracts providing for consideration to be payable in dollars in Argentina were made payable in pesos retroactively to February 2002. Federal Executive Decree 214/02 subsequently ordered that such amounts are to be multiplied by the so-called Referential Stabilization Factor (CER). At September 30, 2002, the CER was 1.3716. The Company's gas procurement contracts, including the Aguaragüe supply agreement, are subject to these conversion rules.

Natural Gas Transportation

The Company currently has gas transportation agreements with TGN, the private-sector company which operates the northern gas transmission network, and Gasnor, a distributor of gas. The agreement with TGN covers 350,000 cubic meters of gas per day for a period of 32 years, ending December 27, 2027. Pursuant to the terms of the agreement, the Company may extend this term for an additional ten years upon written notice. The price for the transportation of gas under this agreement is determined according to the Tariff Conditions of TGN for Firm Gas Transportation and the Tariff Charts of the Argentine National Gas Regulator, and is currently Ps0.119184 m^3/month. In addition, the Company is required to pay a monthly fee of US$8,457 during the first 180 months of the agreement, adjustable semi-annually by reference to the U.S. Producer Price Index.

The Company entered into an agreement with Gasnor for the firm transportation of 450,000 m^3 per day of natural gas. This agreement expired on April 30, 2002. The price pursuant to this agreement was established according to the Tariff Conditions of TGN for Firm Gas Transportation and, for the first three months of 2000, averaged 4.19 US$/$Dm^3$.

As a result of the Company's two firm gas transportation agreements with Gasnor and TGN, the Company now has 800,000 m^3 of natural gas per day under long-term agreements which the Company believes will allow it to generate electric power without suffering significant interruptions in gas supply during the winter months.

The remainder of the Company's gas requirements are transported from the Aguaragüe gas field to Salta pursuant to an agreement with Gasnor which expired on April 30, 2002. The price under this agreement is equal to

the volume of gas transported in excess of the 800,000 m^3 covered by the firm gas transportation agreements times 2.86 US$/$Dm^3$. The agreement is an "interruptible" agreement, which means that, in the event of lack of capacity in the line because of commitments made pursuant to "firm" agreements, Gasnor may interrupt the supply of gas to the Company, causing the Plant to reduce output. The Company is currently negotiating a new gas transportation agreement with GASNOR that is expected to contain substantially similar conditions to those contained in the current agreement, except for rates which will be adjusted for inflation.

Water

The water used to produce steam in the generation process is obtained from nine wells located on site at the Plant. After driving the turbines, the steam is condensed and, subject to certain planned discharges, the resulting water is re-circulated into the boilers to create more steam. Management believes that there is an adequate supply of water in the wells for the Company's purposes.

Other Raw Materials

The other raw materials, such as salt and resins used in the generation process, are all readily available within Argentina and are expected by management to remain so for the foreseeable future. For this reason no significant stock piles are currently maintained by the Company.

Transmission

The Plant is connected to the NIN by three 132 kV lines, which form the trunk of the transmission network operated by Transnoa, and to Jujuy in the north of Argentina by a fourth line.

Sales

In 2001, the Company sold approximately 21.55% (296.5 GWh) of its electric power production in the Spot Market and approximately 78.3% (1,078 GWh) pursuant to agreements negotiated in the Term Market, and also made electric power purchases of 347 GWh to cover commitments during lower output periods. During the first nine months of 2002, the Company sold an aggregate of 948 GWh of electric power, of which approximately 7.53% (73.6 GWh) was sold in the Spot Market and 89.5% (874.7 GWh) was sold in the Term Market. The Company is actively seeking to enter into additional sales agreements with distribution companies and Large Users as an alternative to making sales in the Spot Market. The Company believes that such agreements provide a stable, secure and predictable source of revenues, thereby reducing the volatility of making sales in the Spot Market, and that such agreements generally have been more profitable to the Company than selling into the Spot Market. In general, due to the current low Spot Market prices, agreements with Large Users currently tend to be relatively short-term (under one year) in nature.

At September 30, 2002, the Company had entered into term agreements for a total capacity of 70.24 MW, or approximately 27% of the installed gross capacity of the Plant, with terms not exceeding one year. Performance of an existing agreement with Empresa Distribuidora de Energía de Salta S.A. ("EDESA"), the distribution company of the province of Salta, was suspended in August 2002. Under this agreement, EDESA was required to pay US$28.20 per MWh supplied by the Company. However, when dollar agreements were required to be pesified, the Company adjusted the original price upwards by reference to the applicable CER. The distributor, unable to pass this additional cost along to end users, entered into an agreement with the Company to suspend performance of the original agreement until a solution may be found.

The Company intends to enter into agreements regarding as much of the Plant's capacity as possible in order to be better hedged against fluctuations in the Spot Market. The Company believes that such agreements are effective hedges for the following reasons. First, the Company has negotiated and will continue to seek to negotiate sales agreements that are generally at fixed prices higher than Spot Market prices. Second, these agreements will allow the Company to protect itself against periodic increases in hydroelectric generation as a result of increased levels of precipitation occurring in Argentina from time to time. During such periods, when the Spot Market prices are lower and the Plant's units are dispatched less, the Company will be able to purchase lower cost electric power from the WEM to fulfill its obligations to its Term Market purchasers.

Competition

The Company believes that its low cost of delivered fuel, the heat rate of the Plant and the resulting low marginal cost of generation should keep it competitive within the existing regulatory and market framework. However, ENRE has granted TermoAndes, the Company's nearest competitor, conditional access to the NIN. See "Risk Factors—Risk Factors Relating to the Company—Competition."

Electric Power generation companies in Argentina were estimated by CAMMESA to have a total gross installed capacity of approximately 22,704 MW at September 30, 2002, excluding the *Sistema Patagónico*. CAMMESA estimates that an additional 170 MW of hydraulic generation capacity will come on line between 2002 and February 2003, when the Potrerillos project is commissioned. In preparing its projections, CAMMESA does not include any projects that do not have a firm completion date. If included, such projects would add an additional 3,780 MW of generation capacity to CAMMESA's estimate, including 30 MW of hydraulic generation facilities, 745 MW of nuclear generation facilities, and 3,005 MW of thermal (combined cycle) generation facilities.

Competition from nuclear or hydroelectric plants constructed by the private sector is unlikely as the construction and start-up costs of such units would be uneconomical compared with the development of new thermal plants. Therefore, the Company believes that the marginal cost of new nuclear or hydroelectric plants not yet planned or under construction is unlikely to become a material competitive factor. Newly constructed thermal units may be more efficient than the Plant. Nevertheless, the proximity of the Plant to its gas supply, the firm transportation agreement with Gasnor and TGN and the low price paid for gas at the well-head is such that management believes that the Plant should continue to be dispatched on a generally profitable basis.

Capital Expenditures

The Company had Ps0.37 million of capital expenditures in 2000 and Ps2.21 million in 2001. The Company currently plans approximately Ps1.80 million (US$0.48 million) of capital expenditures in 2002, Ps4.09 million (US$1.09 million) in 2003, Ps4.20 million (US$1.12 million) in 2004, Ps0.56 million (US$0.15 million) in 2005, Ps0.86 million (US$0.23 million) in 2006 and Ps7.13 million (US$1.90 million) in 2007, for scheduled maintenance and overhaul of the Plant.

Insurance

The Company carries property, accident, third party liability and other insurance (such as vehicle insurance) in amounts which are customary in the electric power industry. The Company's property and equipment are insured on a new for old basis in the total amount of US$50 million per event. The Company's insured property is valued at US$217 million. The Company does not carry loss of profit insurance. The Company intends to maintain similar insurance coverage for the same risks for as long as any of the New Notes are outstanding.

Environment

The Company's operations are subject to legislation governing environmental pollution at the federal and provincial levels in Argentina.. The Company has not incurred material pollution costs to date; and, having conducted an environmental impact study in January 1993 and being subsequently controlled on a quarterly basis by external auditors appointed by ENRE, the Company believes that it is in material compliance with all applicable regulations in Argentina. There is no environmental litigation involving the Company.

In October 2002, the Company met all requirements to obtain ISO 14001 certification for its Environmental Management System but final certification is still pending.

Patents

The Company does not own or rely on any significant patents, trademarks or licenses in conducting its operations.

Litigation

As of the date of this Exchange Offer and Information Memorandum, there were no material pending legal proceedings to which the Company was a party or to which its properties were subject, with the exception of late proofs of claim filed under the Company's court-supervised reorganization.

Subsidiaries

The Company has no subsidiaries.

MANAGEMENT AND EMPLOYEES

Directors, Executive Officers and Members of Management

Pursuant to the Company's corporate by-laws (*estatuto social*) and Argentine corporate law, management of the Company is entrusted to its Board of Directors. The Board of Directors of the Company consists of between three and 15 members elected at the annual general meeting of the Company's shareholders for renewable two-year terms. As of the date hereof, the directors of the Company are appointed by the different classes of shareholders in proportion to their total shareholdings. However, if Shares are issued by the Company pursuant to this Exchange Offer, the Company will amend its corporate by-laws so that Class D shareholders holding not less than 4% of the voting interest of the capital stock of the Company (or approximately 13,573,770 Shares) in the aggregate, acting separately as a class, will be entitled to appoint one director of the Company. The other directors of the Company will continue to be appointed by Class A, Class B and Class C shareholders in proportion to their total shareholdings.

Under Argentine law, the Supervisory Committee (*Comisión Fiscalizadora*) is responsible for overseeing the Company's compliance with its corporate by-laws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual regular general meeting a report in respect of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee, referred to in Argentina as "Supervisors" (*síndicos*), are also authorized (1) to call regular or extraordinary shareholders' meetings under certain circumstances, (2) to place items on the agenda for meetings of shareholders, (3) to attend meetings of shareholders; and (4) generally to monitor the affairs of the Company. The Company's corporate by-laws provide that the Supervisory Committee will be formed by three members and three alternate members, elected by Class A, Class B and Class C shareholders at a regular meeting, and will serve one-year terms with the right to re-election. The Company's corporate by-laws provide that its business will be supervised by two members (and two alternates) appointed by Class A shareholders and one member (and one alternate) appointed jointly by Class B and Class C shareholders. Class D shareholders will not appoint any member (nor any alternate) of the Supervisory Committee.

Compensation and Other Matters

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which the Company does not pay any dividends on earnings, which percentage increases in proportion to the amount of dividends paid, up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and supervisors, to the extent that it exceeds in the aggregate such limits, requires the prior approval of a regular shareholders' meeting.

The following table sets forth the members of the Board of Directors and the Supervisory Committee of the Company and their respective alternates, and the positions held by each of them as of September 30, 2002:

Name	Year of Initial Appointment and Class Appointed by	Profession	Other Appointments
Carlos Armando Peralta........ (Chairman and Chief Executive Officer)	1999 (Class A)	C.P.A.	President of Powerco S.A. and Powerco Services S.A.; alternate Supervisor of CAMMESA; Director of Fundación Salta and Chairman of Salta Industrialists Association.
Leonardo Juan Galia .... (Vice-Chairman))	1999 (Class A)	Electronic Engineer	Director of Powerco S.A. and Powerco Services S.A.; Production Manager of Central Térmica Güemes S.A.

Name	Year of Initial Appointment and Class Appointed by	Profession	Other Appointments
Marcelo Sergio Martos .... (Director)	1999 (Class A)	Electrical and Industrial Engineer	Director of Powerco S.A.; Alternate Director of Powerco Services S.A.; Marketing Manager of Central Térmica Güemes S.A.
Jorge Alberto Reston............ (Director)	2001 (Class A)	C.P.A., M.B.A.	Director of Powerco S.A.; Vice-Chairman of Powerco Services S.A.; Controller of Central Térmica Güemes S.A.
Rubén Daniel Argüello .... (Director)	1999 (Class A)	Business Administrator	Director of Powerco S.A.; Alternate Director of Powerco Services S.A.
Claudio Villagra.................... (Director)	1999 (Class B)	C.P.A.	Director of Belgrano Cargas S.A. and Central Dique S.A.; Alternate Director of Hidroeléctrica Piedra del Aguila S.A., Centrales Térmicas Patagónicas S.A., América Latina Logística Central S.A., América Latina Logística Mesopotámica S.A., Ferrosur Roca S.A., Papel Prensa S.A.I.C.F. y de M and Aerolíneas Argentinas S.A.
Gabriela Rosello.................... (Director)	2001 (Class B)	Lawyer	None
Ernesto Jesús Jiménez........... (Director)	2001 (Class C)	Company Employee	Programming and Warehouse Manager of Central Térmica Güemes S.A.
Dante Raúl Apaza .... (Alternate Director)	2001 (Class A)	Mechanical Technician	Vice-Chairman of Powerco S.A. and Director of Powerco Services S.A.; Communications & IT Manager of Central Térmica Güemes S.A.
Sergio Marcelo Fernández .... (Alternate Director)	1999 (Class A)	Mechanical Engineer	Director of Powerco S.A.; Alternate Director of Powerco Services S.A.; Engineering & Maintenance Manager of Central Térmica Güemes S.A.
David Laxi Wierna................ (Alternate Director)	2001 (Class B)	Agricultural Engineer	None
César Augusto Gabini .... (Alternate Director)	2001 (Class C)	Company Employee	None

Name	Year of Initial Appointment and Class Appointed by	Profession	Other Appointments
Rubén Ruival (Supervisor)	1995 (Class A)	C.P.A.	Supervisor of Bella Vista Oeste S.A., Atanor S.A., Con-Ser S.A., Con-Ser P. y A. Seguros, Hidroeléctrica Cerros Colorados S.A., Cindor S.A., Fitalse S.A., Friogorífico Rhydmas, Mastellone Hnos., Merrill Lynch S.A., Sociedad de Bolsa, Marca 4 S.A., Panam S.A., Panpack S.A., Promas S.A., Rich Klinger S.A. and General Re; Alternate Supervisor of Central Térmica Alto Valle, Courtage S.A. (Grupo Renault), Dominion Generating S.A., Dominion Management S.A., Metalúrgica Tandil S.A. (Grupo Renault), Panam Group S.A., Patagonia Holding and Centro de Río Cuarto.
Armando Simesen de Bielke (Supervisor)	1999 (Class C)	C.P.A.	Supervisor of Powerco S.A.
Javier Siñériz (Supervisor)	2001 (Class B, Class C)	Lawyer	Supervisor of Lotería Nacional S.E., Intercargo SAC and Dioxitek S.A.; Alternate Supervisor of YPF S.A.
Washington Alvarez (Alternate Supervisor)	1999 (Class A)	Lawyer	Supervisor of Powerco S.A.
Carlos A. Palla (Alternate Supervisor)	1999 (Class A)	C.P.A.	Supervisor of Powerco S.A. and Powerco Services S.A.; Director of Oficinalis S.A.; Partner-in-charge of Carlos Palla & Asociados Consultores de Empresas.
Viviana Emilia Ogando (Alternate Supervisor)	2001 (Class B, Class C)	C.P.A.	Supervisor of NASA S.A. and CONUAR S.A.

The total remuneration paid by the Company to the Board of Directors, Supervisors and officers of the Company during the fiscal year ended December 31, 2001, was approximately Ps1.51 million, including amounts reserved to provide for pension, retirement or similar benefits.

There are no employment contracts between the Company and its Directors or Supervisors.

There are no contracts between the Company and its Directors, Supervisors or managers in which such Directors, supervisors or managers have an interest contrary to the interest of the Company, in accordance with Section 272 of the Argentine Corporations Law.

Executive Officers

At the Plant, the management structure is comprised of six active on-site managers. The following are the principal on-site managers of the Plant, their positions and their background as of September 30, 2002:

- Carlos Armando Peralta, an Argentine citizen, is a public accountant. He was appointed General Manager of the Company on January 28, 1999. Prior to that, he was the Finance and Administration Manager of the Company since 1992. He is also an Alternate Supervisor of CAMMESA.

- Jorge Alberto Reston, an Argentine citizen, is a public accountant and has an M.B.A. He was appointed financial controller of the Company on January 28, 1999. Prior to that, he was the General Accountant of the Company since 1992.

- Marcelo Sergio Martos, an Argentine citizen, is an Electrical and Industrial Engineer. He was appointed Commercial Manager of the Company in September 1997. He began his work with the Company in 1993.

- Leonardo Juan Galia, an Argentine citizen, is an Electronic Engineer. He was appointed Production Manager of the Company on January 28, 1999. He began his work with the Company on October 1, 1992, after having worked at the Plant under its prior owner since 1980.

- Sergio Marcelo Fernández, an Argentine citizen, is a Mechanical Engineer. He was appointed Maintenance and Engineering Manager of the Company on January 28, 1999. He began his work with the Company in 1993.

- Dante Raúl Apaza, an Argentine citizen, is a Mechanical Technician. He was appointed Communication and IT Manager on January 28, 1999. He began working for the Company on December 9, 1992.

Employees

As of September 30, 2002, 42 of the Company's 131 employees, or 32% of the Company's workforce, were members of Luz y Fuerza, the Argentine electric power industry labor union. When the Company was privatized, the entire workforce belonged to either Luz y Fuerza or another labor union called APUAYE. However, since that time, many employees of the Company have opted out of their unions. The Company has not experienced any disruption of generation due to labor problems and maintains good relations with the union representing the Company's employees. The employees have a representative on the Board of Directors.

Under the Company's corporate by-laws, the Company is required, in each year in which the Company declares a dividend payable to its nominal shareholders, to issue profit-sharing bonds to its employees, as contemplated under Section 230 of the Argentine Corporations Law, equal to 0.5% of the Company's profits before taxes for such fiscal year.

RELATED-PARTY TRANSACTIONS

Powerco

As of the date hereof, Powerco owns 60% of the Company's issued and outstanding share capital.

In January 1999, the Secretary of Energy authorized Powerco to operate as a Marketing Company of the WEM. Thus, Powerco may purchase electric power from the WEM generators in order to resell it to distributors and Large Users, up to a maximum of 390 MW per month.

During 2002, the Company entered into agreements with GUMEs and GUMAs in excess of its maximum generating capacity as established by CAMMESA in order to ensure that, even in the event of loss of or failure to renew some of its existing contracts, the Company would still be able to sell the maximum amount of electric power permitted by CAMMESA.

Since January 1999, all contracts in excess of the Company's operating capacity are sold by the Company to Powerco at a price equivalent to 30% of its net profits under the respective contract. Powerco fulfills such contracts and supplies the GUMEs and GUMAs by purchasing electricity on the open market. As of September 30, 2002, Powerco had received 18 GUMEs contracts from the Company for approximately 5.6 MW, which represent 2.3% of the operating capacity of the Company. All sales of contracts to Powerco were made on an arm's length basis.

In addition, Powerco has agreed to purchase contracts from other generators only after all of the Company's excess contracts have been purchased. In the event that the Company's levels of contracted electric power fall below its maximum operating capacity, Powerco will transfer back to the Company the GUMEs and GUMAs contracts received from the Company at no cost to the Company.

TERMS AND CONDITIONS OF NEW NOTES

The issue of the New Notes was authorized by the unanimous resolution of a general ordinary and extraordinary meeting of the shareholders of the Company held on December 4, 2002. The New Notes will be issued pursuant to two separate (the "New Indentures") to be entered into on the closing date of this Exchange Offer among the Company, The Bank of New York, as Trustee (the "Trustee," which term includes any successor as Trustee under the New Indentures), Co-Registrar (the "Co-Registrar") and Principal Paying Agent (the "Principal Paying Agent"), The Bank of New York S.A., as Registrar (the "Registrar," which term includes any successor as Registrar under the New Indentures) and Paying Agent, and Dexia Banque Internationale à Luxembourg, a corporation duly organized and existing under the laws of Luxembourg, presently at 69 Route d'Esch, L-1470, Luxembourg, Grand Duchy of Luxembourg, as Luxembourg Co-Registrar (the "Luxembourg Co-Registrar") and Paying Agent. The Registrar will act as Paying Agent in Argentina (the Principal Paying Agent and all other Paying Agents, including any successor paying agents, are collectively referred to herein as the "Paying Agents"). The Trustee has appointed Banco Río de la Plata S.A., presently at Bartolomé Mitre 480, 11th Floor, Buenos Aires, Argentina, as its representative (the "Trustee's Representative") in the city of Buenos Aires to receive notices on its behalf in Argentina from holders of the New Notes (the "New Noteholders") and to act on the Trustee's behalf as necessary.

The terms of the Proposal 1 New Notes and the Proposal 2 New Notes are substantially identical to each other, except that interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum and interest on the Proposal 2 New Notes will be payable at a rate of 2% per annum.

The terms of the New Notes are substantially similar to the terms of the Existing Notes, except as to interest rates, maturity and the following provisions:

Covenants. Under the New Notes, Indebtedness outstanding from time to time under credit facilities, issues of commercial paper or other short-term securities may not exceed US$7.5 million in the aggregate, whereas this threshold is US$15 million under the Existing Notes.

Events of Default. The cross default provisions of the New Notes are identical to those of the Existing Notes, except that any default or event or default under the Existing Notes does not constitute a default or event of default under the New Notes. In addition, court filings relating, directly or indirectly, to the Company's court-supervised reorganization (*concurso preventivo*) before the Reorganization Court, including without limitation any requests for the modification of the Creditors' Agreement, are not considered a default or an event of default under the New Notes.

Acceleration. Under the New Notes, if an Event of Default occurs and is continuing, a majority in aggregate outstanding principal amount of the New Notes may accelerate payment of the entire outstanding principal amount of the New Notes, whereas only 25% in aggregate outstanding principal amount of the Existing Notes is required to accelerate the Existing Notes.

Grace Periods. Under the New Notes, the Company has a 30-day grace period to cure non-payments of interest and Additional Amounts, whereas such period is only 10 days under the Existing Notes.

The following statements are subject to, and qualified in their entirety by, reference to the applicable provisions of the New Indentures. Wherever particular sections, articles or defined terms of the New Indentures are referred to herein, such sections, articles or defined terms shall be as specified in the New Indentures. Capitalized terms not otherwise defined below or elsewhere in this Exchange Offer and Information Memorandum shall have the respective meanings given such terms in the New Indentures. The New Notes are issued in the English language; the Company will provide the Trustee a Spanish translation of the original English text by an Argentine certified public translator. Copies of the New Indentures will be available for inspection and copying by the New Noteholders during normal business hours at the offices of the Trustee, the Trustee's Representative, the Registrar, the Co-Registrar and the Paying Agents. The New Noteholders will be bound by, and will be deemed to have notice of, all the provisions of the New Indentures and New Notes.

General

The Proposal 1 New Notes will be limited to US$32,400,000 in aggregate outstanding principal amount. The Proposal 2 New Notes will be limited to US$54,000,000 in aggregate outstanding principal amount. The New Notes will be general unsecured senior obligations of the Company, maturing on the tenth anniversary of the issuance of the New Notes. Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears in cash commencing on the date that is six months from the date that the New Notes are issued (each semi-annual interest payment date, an "Interest Payment Date"). Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum. Interest on the Proposal 2 New Notes will be payable at a rate of 2% per annum. Interest will be paid to the persons in whose names the New Notes are registered at the close of business two Business Days (each a "Regular Record Date") immediately preceding the applicable Interest Payment Date.

If there occurs an Event of Default (as defined below), such applicable rate of interest will continue to apply with respect to the New Notes. Interest on the New Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days actually elapsed. Principal of, and interest and Additional Amounts (as defined below) on, the New Notes will be payable as provided under "—Payments and Paying Agents" and "—Book Entry Ownership."

The New Notes will be in registered form, without coupons. Each of the Proposal 1 New Notes and the Proposal 2 New Notes issued under each of the New Indentures will be represented by interests in separate DTC Global Securities (each of such DTC Global Securities, the "Global Security"). The Global Securities will be deposited on or about the closing date of this Exchange Offer with a custodian for DTC and registered in the name of a nominee for DTC. Holders of the New Notes will hold their interests in the Global Securities directly through DTC, if they are DTC Participants, or indirectly through Euroclear, Clearstream or any other organization that is a DTC Participant.

The Company will appoint The Bank of New York to serve as Trustee, Principal Paying Agent and Co-Registrar of the New Notes, The Bank of New York S.A. to serve as Paying Agent and Registrar of the New Notes, and Dexia Banque Internationale à Luxembourg to serve as Paying Agent and Co-Registrar of the New Notes. The Bank of New York, in its capacity as Trustee, Co-Registrar and Principal Paying Agent, will be responsible for, among other things, (1) maintaining a record of the registration of ownership, exchange and transfer of the New Notes and accepting New Notes for exchange and transfer, (2) transmitting payments of the principal and Additional Amounts, if any, and interest received from the Company in respect of the New Notes to the registered New Noteholders thereof, (3) transmitting to the Company any notices or other communications from New Noteholders, and (4) transmitting to the New Noteholders notice of the occurrence of any Event of Default as soon as practicable after (a) obtaining knowledge thereof in the case of a payment default, or (b) receiving written notice thereof in the case of all other defaults.

Form and Denomination

New Notes will be issued in fully registered global form in minimum denominations of US$1 and in integral multiples of US$1 in excess thereof (each an "authorized denomination"). The English language text of the New Notes will be translated for convenience into the Spanish language. The Spanish language text will represent a true and accurate translation of the English language text.

Certificated New Notes; Transfer and Exchange

Owners of beneficial interests in the Global Security will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of certificated New Notes ("Certificated New Notes") in fully registered definitive form. The New Notes are not issuable in bearer form.

Beneficial interests in the Global Security will be exchangeable or transferable, as the case may be, for Certificated New Notes if (1) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Security, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, or (2) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of either of the events described in the preceding

sentence, the Company will cause the appropriate Certificated New Notes in authorized denominations to be delivered to the owners of beneficial interests in the Global Security upon instruction of the Trustee or the Registrar.

Certificated New Notes may be exchanged or transferred in whole or in part for other Certificated New Notes of any authorized denominations and of a like tenor and aggregate principal amount by surrendering such Certificated New Notes at the office of the Registrar or Co-Registrar with a written instrument of transfer as provided in the New Indentures.

The costs and expenses of effecting any exchange or registration of transfer pursuant to the foregoing provisions, except for the expense of delivery by other than regular mail (if any) and except for the payment of a sum sufficient to cover any tax or other governmental charges or insurance charges that may be imposed in relation thereto, will be borne by the Company.

The Registrar will keep books (the "Register") for the ownership, exchange and transfer of any Certificated New Notes. Each Co-Registrar shall also maintain a record of all registrations of ownership, exchange and transfer of Certificated New Notes. The Registrar will provide such Register to the Company. Title to Certificated New Notes will pass by and upon registration of the Certificated New Notes in the Register.

Book-Entry Ownership

The Company will make application to DTC for acceptance in its book-entry settlement system of the New Notes represented by the Global Securities. Each Global Security will be assigned a separate CUSIP number.

The custodian with whom the Global Security is deposited and DTC will electronically record the principal amount of the New Notes, held within the DTC system. Investors may hold their interests in the Global Security directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Payments of the principal of, and interest on (including any Additional Amounts payable under Section 3.1 of the New Indentures), the Global Security registered in the name of DTC's nominee will be to it or as the registered owner of such Global Security. The Company expects that the nominee, upon receipt of any such payment, will immediately credit the DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC or the nominee. The Company also expects that payments by DTC participants to owners of beneficial interests in such Global Security held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such ownership interests.

Payments and Paying Agents

Payments in respect of the principal of the New Notes will be made at the corporate trust office of the Principal Paying Agent located in New York City, at the office of the Paying Agent located in Buenos Aires, at the office of the Paying Agent located in Luxembourg and subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company. The Company will maintain at all times a principal paying agent in Buenos Aires, Argentina. Payments in respect of principal on New Notes will be made only against surrender of such New Notes, in the same manner as payments of interest as set forth below. Payment in respect of interest on each Interest Payment Date with respect to any New Note will be made to the person on whose name such New Note is registered on the Regular Record Date immediately preceding such Interest Payment Date by dollar check drawn on a bank in New York City and mailed to such person or, in the case of a registered holder of at least US$1 million principal amount of the New Notes, by wire transfer to a dollar account maintained by the payee with a bank in the United States or in Argentina, *provided* that the registered New Noteholder so elects by giving written notice to such effect designating such account which is received and consented to by the Trustee or a Paying Agent no later than 10 Business Days with complete wiring instructions, immediately preceding such Interest Payment Date. Unless such designation is revoked, any such designation made

by such New Noteholder with respect to such New Notes will remain in effect with respect to any future payments with respect to such New Note payable to such New Noteholder.

If the due date for payment of any principal or interest in respect of any New Note is not a Business Day at the place in which it is presented for payment, the New Noteholder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place and will not be entitled to any further interest or other payment in respect of any such delay. "Business Day" means, with respect to each place of payment, a day on which banks are open for business and carrying out transactions in dollars in New York City or the city of the Paying Agent effecting the payment.

The New Indentures will provide that any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for payment of the principal of or interest or Additional Amounts, if any, on any New Note and remaining unclaimed for three years after such principal, interest or Additional Amounts, if any, has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the holder of such New Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as Trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, (1) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in New York City, (2) in a newspaper published in the Spanish language and of general circulation in Argentina, and (3) the *Luxemburger Wort* or another newspaper of general circulation in Luxembourg, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Under the terms of the New Notes, in the event of any foreign exchange restriction or prohibition in Argentina, any and all payments in respect of the New Notes will be made in dollars obtained through (1) the sale of any series or of any other public or private bond issued in dollars in Argentina, or (2) any other legal mechanism for the acquisition of dollars in any exchange market. All costs, including any taxes, relative to such operations to obtain dollars will be borne by the Company.

Status

New Notes constitute Negotiable Obligations (*Obligaciones Negociables*) under the Negotiable Obligations Law and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof. In particular, pursuant to Article 29 of the Negotiable Obligations Law, in the event of a default by the Company in the payment of principal, interest and any other amounts due under any New Note, the holder of such New Note will be entitled to summary judicial proceedings (*acción ejecutiva*) to recover payment of any such amount. New Notes will constitute general unsecured senior obligations of the Company and, except for obligations preferred by operation of Argentine law, will rank *pari passu* without any preference among themselves. The payment obligations of the Company under New Notes will at all times rank at least equal in priority of payment with all other existing and future general unsecured senior obligations of the Company from time and time outstanding.

Optional Redemption

The New Notes are redeemable, in whole or in part, at the option of the Company, at any time, upon not less than 30 nor more than 60 days' notice mailed to holders of the New Notes being redeemed at their address appearing in the Register. The New Notes are redeemable at their principal amount together with accrued interest thereon to the redemption date.

Payment of Additional Amounts

All payments in respect of the New Notes, including without limitation payment of principal and interest, will be made by the Company without withholding or deduction for or on account of any present or future taxes (whether in respect of personal property or otherwise), duties, levies, or other governmental charges of whatever nature in effect on the date of the Indentures or imposed or established in the future by or on behalf of Argentina or any authority in Argentina. In the event any such taxes or liabilities are so imposed or established, the Company will

pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the New Noteholders after any withholding or deduction in respect to such tax or liability shall equal the respective amounts of principal and interest which would have been receivable in respect of the New Notes in the absence of such withholding or deduction; except that no such Additional Amounts will be payable with respect to any withholding or deduction on any New Note to, or to a third party on behalf of, a New Noteholder for or on account of any such taxes or liabilities that have been imposed by reason of (1) the New Noteholder being a resident of Argentina or having some connection with Argentina other than the mere holding of such New Note or the receipt of principal and interest in respect thereof, or (2) the presentation by the New Noteholder of a New Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the New Noteholder would have been entitled to such Additional Amounts on presenting such New Note for payment on the last date of such period of 30 days. Furthermore, no Additional Amounts shall be paid with respect to any payment on a New Note to a New Noteholder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the New Noteholder. Any reference herein or in New Notes to principal and/or interest shall be deemed also to refer to any Additional Amounts which may be payable under the undertakings described in this paragraph.

In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, payable in Argentina or the United States or any political subdivision thereof or taxing authority of or in the foregoing in respect of the creation, issue and offering of the New Notes. The Company will also pay and indemnify the New Noteholders from and against all court taxes or other taxes and duties, including interest and penalties, paid by any of them in any jurisdiction in connection with any action permitted to be taken by the New Noteholders to enforce the obligations of the Company under New Notes.

The Company agrees to waive any right it may have under Argentine law to seek reimbursement (whether by deduction from payments of principal or interest or Additional Amounts with respect to New Notes or otherwise) from holders of the New Notes of any amounts the Company may have had to pay for personal property tax in respect of the New Notes.

Covenants

Under the terms of the New Indentures, the Company will covenant and agree that as long as any New Note remains outstanding:

Payment of Principal and Interest. The Company will duly and punctually pay the principal of and interest and Additional Amounts, if any, on New Notes in accordance with the terms of the New Notes and the New Indentures.

Maintenance of Office or Agency. The Company will maintain in each of the city of Salta, Province of Salta, and the Borough of Manhattan, New York City, an office or agency where New Notes may be presented or surrendered for payment, where New Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the New Notes and the New Indentures may be served.

Maintenance of Existence. The Company will (1) maintain in effect its corporate existence and all registrations necessary therefor, and (2) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; *provided, however*, that this covenant shall not prohibit any transaction by the Company otherwise permitted under the covenant relating to "Mergers, Consolidations, Sales and Leases," and this covenant shall not require the Company to maintain any such right, privilege, title to property or franchise, if the Board of Directors of the Company shall determine that (a) the maintenance thereof is no longer desirable in the conduct of the business of the Company, and (b) the loss thereof is not, and will not be, adverse in any material respect to the New Noteholders.

Maintenance of Properties. The Company will cause all tangible Properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment, and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be

properly and advantageously conducted at all times; *provided, however*, that nothing shall prevent the Company from discontinuing the operation or maintenance of any such Properties if such discontinuance is, as determined by the Board of Directors in good faith, desirable in the conduct of the business of the Company and not adverse in any material respect to the New Noteholders.

Payments of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the Property of the Company; *provided, however*, that the Company will not be required to pay or discharge or cause to paid or discharged any such tax, assessment, charge or claims whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Compliance with Laws and Other Agreements. The Company will comply with all applicable laws, rules, regulations, orders and directions of any Governmental Agency having jurisdiction over it or its business and all covenants and of the obligations contained in any agreements to which the Company is a party, except where the failure to so comply would not have a material adverse affect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and except to the extent any such law, regulation, order, directive, covenant or obligation is contested in good faith.

Maintenance of Books and Records. The Company will maintain books, accounts and records in accordance with Argentine GAAP and as required by Argentine law.

Maintenance of Insurance. The Company will keep at all times all of their Properties which are of an insurable nature insured against loss or damage with insurers believed by the Company to be responsible to the extent that Property of similar characteristics is usually so insured by corporations similarly situated and owning like Properties in accordance with good business practice.

Permitted Liens. The Company will not create or suffer to exist any Lien upon any of its Property, other than Permitted Liens, unless, at the same time or prior thereto, the Company's obligations under New Notes and the New Indentures (1) are secured equally and ratably therewith to the reasonable satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its discretion shall deem to be not materially less beneficial to the New Noteholders.

Permitted Indebtedness. So long as any New Note remains outstanding, the Company will not incur or permit to exist any Indebtedness other than Permitted Indebtedness.

Financial Reporting. The Company will furnish or cause to be furnished to the Trustee (1) annual reports in English, which will include a report of the Company's Board of Directors and annual audited financial statements prepared in conformity with Argentine GAAP within 120 days after the end of each fiscal year and (2) quarterly reports in English which will include unaudited interim financial information prepared in conformity with Argentine GAAP within 60 days after the end of each quarter. The Company also shall furnish or cause to be furnished to the Trustee in English all notice of shareholders' meetings and other reports and communications that are made generally available to the Company's shareholders.

Mergers, Consolidations, Sales and Leases. The Company will not merge or consolidate with or into, or convey, transfer or lease its Properties and assets substantially as an entirety to any Person, unless immediately after giving effect to such transaction, (1) no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (2) with respect to a merger or consolidation of the Company with or into any Person or conveyance, transfer or lease by the Company of its Properties and assets substantially as an entirety to any Person, any corporation formed by any merger or consolidation with the Company or the Person which acquires by conveyance or transfer or which leases the Properties of the Company substantially as an entirety ("the Company's successor corporation") shall expressly assume the due and punctual payment of the principal of and interest and Additional Amounts, if any, on all New Notes according to their terms, and the due and punctual performance of all of the covenants and obligations of the Company under New Notes and the New Indentures, and the Company's successor corporation (except in the case of leases), if any, succeeds to and becomes substituted for the Company with the same effect as if it had been named in New Notes as the Company, and (3) the Company delivers to the Trustee an officers' certificate and an opinion of

counsel (which opinion of counsel may be subject to customary exceptions, limitations and qualifications) to the effect that such merger, consolidation, conveyance, transfer or lease, as applicable, complies with the foregoing requirements.

Further Assurances. The Company will, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do all such other acts and things as may be reasonably required to enable the Trustee to exercise and enforce its rights under the New Indentures and under the documents, instruments and agreements required under the New Indentures, and to carry out the intent of the New Indentures.

Events of Default

As long as any New Note remains outstanding, if any of the following events (each an "Event of Default") shall occur and be continuing:

(1) *Non-Payment:* the Company fails to pay any principal, interest or Additional Amounts due on New Notes when any such amount is due and payable on a Payment Date and, only with respect to interest and Additional Amounts, such default continues for a period of 30 days; or

(2) *Breach of Other Obligations:* default in the performance or observance of any term, covenant or obligation of the Company in New Notes or the New Indentures, not otherwise expressly defined as an Event of Default in paragraph (1) above, for a period of more than 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or by New Noteholders of a majority in aggregate principal amount of the outstanding New Notes, a written notice specifying such default or breach and requiring it to be remedied; or

(3) *Cross Default:* any other present or future indebtedness of the Company for or in respect of moneys borrowed becomes due and payable prior to its stated maturity as result of any default (however defined), or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or the Company fails to pay when due or, as the case may be, within any applicable grace period, any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above have occurred equals or exceeds US$6 million or its equivalent (as reasonably determined by the Trustee), other than any Default or Event of Default (as such terms are defined in the Indenture governing the Existing Notes) under the Existing Notes; or

(4) *Insolvency, etc.:* a resolution is passed or adopted by the Board of Directors or shareholders of the Company, or a final judgment of a court of competent jurisdiction is made, that the Company be wound up or dissolved, other than in connection with certain transactions otherwise permitted by the New Indentures, or an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of the Property of the Company, which Property is material to the condition, financial or otherwise, or to the earnings, operations, business affairs or business prospects of the Company, or a court having jurisdiction enters a decree or order for relief in respect of the Company in an involuntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointment of an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the Property of the Company, or the Company commences a voluntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, other than any court filings relating, directly or indirectly, to its court-supervised reorganization (*concurso preventivo*) before the Reorganization Court, including without limitation any requests for the modification of the Creditors' Agreement, consents to the appointment of or taking possession by an administrator, receiver, trustee, or intervenor for the Company for all or substantially all of the Property of the Company, or effects any general assignment for the benefit of creditors, or a moratorium is agreed or declared in respect of any Indebtedness of the Company, or any governmental agency condemns, seizes, compulsorily purchases or expropriates 10% or more of the assets of the Company considered as one enterprise; subject in each of the foregoing cases to any applicable exceptions and grace and cure periods; or

(5) *Judgments:* a final judgment or judgments for the payment of money aggregating in excess of US$6 million are rendered against the Company which judgments are not, within 60 days after entry thereof, bonded, paid, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay;

then, and in every such case the Trustee or the New Noteholders of not less than a majority in aggregate principal amount of the outstanding New Notes may declare the principal amount of all the New Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by New Noteholders), and upon any such declaration such principal amount and any accrued interest shall become immediately due and payable.

New Noteholders of a majority in aggregate principal amount of the outstanding New Notes present or represented at a meeting of such New Noteholders at which a quorum is present may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of the accelerated principal, have been cured or waived as provided in the New Indentures. See "—Meetings of New Noteholders" and "—Modification and Waiver" for information as to waiver of defaults.

The foregoing provision shall be without prejudice to the rights of each individual New Noteholder to initiate an action against the Company for the payment of any principal, Additional Amount and/or interest past due on any New Note, as the case may be.

The right of any individual New Noteholder to initiate such action against the Company complies with Article 29 of the Negotiable Obligations Law.

Replacement of New Notes

If any Certificated New Note shall at any time become mutilated, defaced, destroyed, stolen or lost, such Certificated New Note may be replaced by surrendering such Certificated New Notes at the office of the Registrar or Co-Registrar at the cost of the applicant, upon provisions of evidence satisfactory to the Trustee and the Company that such Certificated New Note was destroyed, stolen or lost, together with such indemnity as the Trustee and the Company may require. Mutilated or defaced Certificated New Notes must be surrendered before replacements will be issued.

Notices

The Company is required to give notice to the Trustee of any event which requires notice to be given to the New Noteholders in sufficient time for the Trustee to provide such notice to the New Noteholders in the manner provided in the New Indentures. All notices regarding New Notes will be given by the Trustee.

All notices regarding the New Notes will be deemed to have been duly given upon the mailing by first-class mail, postage prepaid, of such notices to each New Noteholder at the address of such New Noteholder as it appears in the Register, in each case not earlier than the earliest date and not later than the latest date prescribed in the New Indentures for the giving of such notice and, while (1) there are New Noteholders domiciled in Argentina, published in a general newspaper having general circulation in Argentina (such as *La Nación*) and, if required by Argentine law, in the Official Bulletin (*Boletín Oficial*) and the Buenos Aires Stock Exchange Daily Gazette, and (2) New Notes are listed on the Luxembourg Stock Exchange, published in the *Luxemburger Wort* or such other newspaper of general circulation from time to time in Luxembourg. Any notice so mailed and published shall be deemed to have been given on the date of such mailing and the last day of publication. The Trustee shall forward to each registered New Noteholder the reports received by the Trustee, as described under "—Covenants—Financial Statements."

Reports to New Noteholders

The Trustee shall transmit to New Noteholders such information, documents and reports, and such summaries thereof, concerning the Trustee and its actions under the New Indentures in the manner provided pursuant thereto; *provided* that any such information, documents or reports shall, at the time of such transmission to New Noteholders, be filed by the Trustee with any stock exchange upon which any New Notes are listed and with the Company. The Company will notify the Trustee when any New Notes are listed on any stock exchange.

Meetings of New Noteholders

The Trustee or the Company shall, upon the request of the New Noteholder or New Noteholders of at least 5% in aggregate principal amount of the outstanding New Notes, or the Company or the Trustee at its discretion, may call a meeting of the New Noteholders at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by New Notes to be made, given or taken by the New Noteholders. With respect to all matters not contemplated in the New Indentures, meetings of New Noteholders will be held in accordance with the Negotiable Obligations Law. The meetings will be held in Buenos Aires; *provided, however*, that the Company or the Trustee may determine to hold any such meetings simultaneously in Salta and New York City by any means of telecommunication which permits the participants to hear and to speak to each other. In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine. If a meeting is being held pursuant to a request of New Noteholders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than ten days nor more than 30 days prior to the date fixed for the meeting in the Official Gazette of Argentina and also in the manner provided above under "—Notices" and any publication thereof shall be for five consecutive Business Days in each place of publication.

Any New Noteholder may attend the meeting in person or by proxy. Holders of the New Notes who intend to attend a meeting of New Noteholders must notify the Registrar of their intention to do so at least three days prior to the date of such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the outstanding New Notes; *provided, however*, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 25% in aggregate principal amount of the outstanding New Notes.

Modification and Waiver

Decisions shall be made by the affirmative vote of New Noteholders of a majority in aggregate principal amount of the Outstanding New Notes present or represented at a meeting of such New Noteholders at which a quorum is present; *provided, however*, that the unanimous affirmative vote of the New Noteholders shall be required to adopt a valid decision on (1) changing the stated maturity of the principal of or any installment of interest on any New Note; (2) reducing the principal amount of or interest on any New Note including discharge of repayment of principal of or interest on any New Note; (3) reducing the percentage in principal amount of Outstanding New Notes the consent of the New Noteholders of which is required for the adoption of a resolution or the quorum required at any meeting of New Noteholders at which a resolution is adopted or the percentage in principal amount of outstanding New Notes the New Noteholders of which are entitled to request the calling of a New Noteholders' meeting, (4) any change in the percentage rules established for adopting resolutions at meetings of New Noteholders or regarding the quorum necessary to constitute a meeting; (5) any modification of the number of New Noteholders necessary to waive a past Event of Default; (6) changing the currency for payment of principal of, or premium or interest on, any New Note; or (7) changing the requirement to pay Additional Amounts. Except as provided above, any modifications, amendments or waivers to the terms and conditions of the New Notes will be conclusive and binding on all New Noteholders, whether or not they were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon New Notes.

Indemnification of Trustee

The New Indentures contain provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The New Indentures also contain provisions pursuant to which the Trustee is entitled, *inter alia*, (1) to enter into business transactions with the Company and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Company, (2) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the New Noteholders, and (3) to receive, collect, hold and retain collections received in connection therewith.

The Trustee has no responsibility in relation to the validity, sufficiency and enforceability of the New Indentures or any disclosure document or any offering material relating to New Notes.

Governing Laws and Enforceability

The Negotiable Obligations Law governs the requirements for the New Notes to qualify as Negotiable Obligations (*Obligaciones Negociables*) thereunder. The Negotiable Obligations Law, together with Corporations Law No. 19,550 of Argentina, as amended, and other applicable Argentine laws govern the capacity and corporate authorization of the Company to execute and deliver the New Notes and the New Indentures. Notwithstanding the foregoing, the New Notes and the New Indentures are governed by, and shall be construed in accordance with, the laws of the State of New York.

The Company will consent to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, and will waive any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with New Notes and the New Indentures. The Company will irrevocably appoint CT Corporation System as its authorized agent upon which all writs, process and summonses may be served in any suit, action or proceeding brought in connection with New Notes or the New Indentures against the Company in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, and has agreed that such appointment shall be irrevocable so long as any New Note remains outstanding or until the irrevocable appointment by the Company of a successor in New York City as its authorized agent for such purpose and the acceptance of such appointment by such successor.

Currency Indemnity

The dollar is the sole currency of account and payment for all sums payable by the Company under or in connection with New Notes, including damages. Any amount received or recovered in currency other than Dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Company or otherwise) by any New Noteholder in respect of any sum expressed to be due to it from the Company shall only constitute discharge of the Company to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any New Note, the Company shall indemnify such recipient against any loss sustained by it as a result. In any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the New Noteholder to certify in satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt of recovery (of, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligation, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any New Noteholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note or any other judgment or order.

Certain Definitions

The following terms will have the following definitions in the New Indentures:

"Indebtedness" means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed;

"Lien" means mortgage, charge, pledge, lien or other form of encumbrance or security interest;

"Permitted Indebtedness" means:

(1) Indebtedness evidenced by the New Notes;

(2) Indebtedness outstanding from time to time under

(a) a credit facility or facilities, or

(b) an issue or issues of commercial paper or other short-term securities with a maturity of less than 365 days;

in an aggregate principal amount not exceeding US$7.5 million or its equivalent (as reasonably determined by the Company);

(3) Indebtedness incurred by any joint venture in which the Company has an interest and which Indebtedness is fully non-recourse to the Company;

(4) Indebtedness secured by any asset acquired by the Company and existing on the date of such acquisition; and

(5) Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring an asset and secured solely by such asset.

"Permitted Lien" means:

(1) any Lien created on any asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring such asset, which Lien attaches to such asset concurrently with or within 90 days after the acquisition thereof;

(2) any Lien created on any assets securing Indebtedness incurred in relation to the construction, improvement or development, in whole or in part, of (a) assets used in generation and/or transmission and/or distribution and/or sale of electric power, and (b) electric power generating plants and/or electric power distribution facilities and/or electric power transmission facilities, where in any case such Lien is in respect of such assets or electric power generating plant, electric power distribution facility or electric power transmission facility, as the case may be, being constructed, improved or developed;

(3) any Lien on any asset existing at the date of acquisition of such asset and not created in contemplation of such acquisition;

(4) any Lien securing an extension, renewal or refinancing of Indebtedness secured in accordance with any of paragraphs (1) to (4) above, *provided* that (a) the Lien is created with respect to the asset which secured the Indebtedness being so extended, renewed or refinanced, and (b) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal or refinancing is not increased;

(5) any Lien by arising by operation of law; and

(6) any Lien arising in the ordinary course of business of the Company.

"Property" means any asset, revenue or other property, whether tangible or intangible, real or personal, including without limitation any right to receive income.

Transfer of Interests in Global Security

Transfers of interests in the Global Security within DTC, will be in accordance with the respective usual rules and operating procedures of such system. The law of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in the Global Security to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Security to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

DTC has advised the Company that it will take any action permitted to be taken by a New Noteholder (including, without limitation, the presentation of the Global Security for exchange as described above) only at the direction of one or more participants in whose account with DTC an interest in the Global Security is credited and only in respect of such portion of the aggregate principal amount of the Global Security as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the Global Security for exchange for individual Certificated New Notes.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code of the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to DTC is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Security among participants and accountholders of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any Agent will have any responsibility for the performance by DTC or its direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While the Global Security is lodged with DTC or its custodian, individual Certificated New Notes will not be eligible for clearing or settlement through DTC.

Individual Certificated New Notes

Registration of the New Notes in a name other than depositary or its nominee for DTC will not be permitted except under circumstances described in "—Certificated New Notes; Transfer and Exchange." In such circumstances, the Company will cause sufficient individual Certificated New Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant New Noteholders. A person having an interest in the Global Security must provide the Registrar, the Co-Registrar or the Luxembourg Co-Registrar with a written order containing instructions and such other information as the Company and the Registrar, the Co-Registrar or the Luxembourg Co-Registrar may require to complete, execute and deliver such individual Certificated New Notes.

DESCRIPTION OF COMPANY'S CORPORATE BY-LAWS AND ORDINARY SHARES

The following is a summary of the rights of the holders of the Company's shares. These rights are set out in the Company's corporate by-laws (*estatuto social*) or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of companies under the corporations laws of some states of the United States.

References to "ordinary shares" in this description of the Company's ordinary shares means the Class A, B, C and D ordinary shares.

Share Capital and Principal Shareholders

At September 30, 2002, the issued share capital of the Company was Ps62,906,000, divided into 37,743,600 registered common stock Class A shares (the "A Shares") of Ps1 each, 18,871,800 Class B shares (the "B Shares") of Ps1 each, and 6,290,600 Class C shares (the "C Shares") of Ps1 each. All of the A Shares, currently representing 60% of the issued share capital of the Company, are owned by Powerco. All of the B Shares, currently representing 30% of the issued share capital of the Company, are owned by the Argentine Government. All of the C Shares, currently representing 10% of the issued share capital of the Company, are held in trust for the benefit of certain employees of the Company pursuant to an employee stock ownership plan.

The C Shares have been transferred by the Argentine Government to certain employees of the Company who had formerly been employed by AyEE. Such employees were granted different numbers of shares by the Argentine Government on the basis of four principal criteria: length of service with AyEE, level of seniority in the Company, size of salary (those with lower salaries receiving proportionately more shares than those with higher salaries) and the size of an employee's family. The C shares, which were transferred at a price of Ps1 each, are currently held in trust for the employees by a fiduciary bank which has instructions to apply payments of dividends on the shares towards payment of the purchase price to the Argentine Government. Once paid for and pursuant to a Class C shareholders meeting, the C shares may be exchanged for an equal number of B shares.

Class D ordinary shares (the "D Shares) will be issued to the holders of Existing Notes which participate in this Exchange Offer by tendering all or a portion of their Existing Notes under Proposal 1. Each D Share will entitle the holder thereof to one vote on all matters submitted to the shareholders. If all the D Shares offered hereby are issued, they will represent approximately 7.32% of the voting interests of the capital stock of the Company. If all D Shares offered hereby are issued, they will represent approximately a 28.31% economic interest in the Company The Company's corporate by-laws will be amended such that the currently outstanding A Shares, B Shares and C Shares will increase their voting rights from one vote per share to five votes per share.

Under the Company's corporate by-laws, as amended, the capital stock will be divided among the following classes of shares:

- A Shares, B Shares and C Shares, which currently comprise 100% of the Company's issued and outstanding share capital; and
- D Shares, which will be issued to holders of Existing Notes that participated in this Exchange Offer by choosing Proposal 1 for all or a portion of their tendered Existing Notes.

Under the Company's corporate by-laws, the Company is obliged in each year in which the Company declares a dividend payable to its nominal shareholders to issue participation bonds to its employees, as contemplated under Section 230 of the Argentine Corporations Law, equal to 0.5% of the Company's profits before taxes for such fiscal year.

As the holder of all outstanding A Shares, Powerco is the majority shareholder of the Company and controls the majority of the Company's Board of Directors. The amount and payment of dividends, if any, by the Company is under the control of Powerco. No dividend was declared for the years ended December 31, 2001, 2000 or 1999. No dividend will be declared for 2002.

Shareholders' Liability

A shareholder's liability under Argentine law for losses of a company is limited to the value of its shareholdings in the company. However, shareholders who are not present or vote against a resolution may initiate a proceeding to have the resolution declared null and void as contrary to Argentine law or the company's by-laws. Proceedings of this type must be commenced within three months from the date of the shareholders' meeting. Under the Argentine Companies Law, as amended, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company's by-laws (or the company's regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. To date there have been no relevant judicial decisions interpreting this provision of the Argentine Companies Law of which the Company is aware. The Company does not intend to obtain an opinion of counsel addressing this point prior to recommending actions for shareholder approval. Shareholders who did not vote for the resolution or who abstained from voting would not be subject to liability under Argentine corporate law.

Registration and Transfer

The ordinary shares of the Company are nominal shares registered in a share register maintained by the Company. The Company may issue physical certificates in the name of any shareholder, including tendering holders that accept Proposal 1, upon the request of any such shareholder. See "The Exchange Offer—Existing Notes Held Through DTC" for information regarding the issuance and delivery of physical certificates for the Shares.

Voting Rights

Under the Company's corporate by-laws, each of A Shares, B Shares and C Share entitles the holder thereof to one vote at any shareholders' meeting. If any Shares are issued pursuant to this Exchange Offer, the Company's corporate by-laws will be amended such that (1) holders of outstanding A Shares, B Shares and C Shares will increase their voting rights from one vote per share to five votes per share (except that with respect to the election of members of the Supervisory Committee, each holder of A Shares, B Shares and C Shares will be entitled to one vote only per share); and (2) holders of D Shares will be entitled to one vote per share. Holders of D Shares will have no right to elect any members of the Supervisory Committee.

Under Argentine law, any action that would prejudice the rights of holders of a particular class of shares but not rights of holders of other classes of shares, or affect the rights of holders of a particular class of shares in a different manner than rights of holders of other classes of shares, must he approved by the holders of that class of shares at a special meeting. Special meetings are governed by the same rules as ordinary meetings.

Attendance of at least the majority of the Company's outstanding voting shares is required to hold an ordinary shareholders' meeting pursuant to a first call. If these quorum requirements are not met, a meeting may be held pursuant to a second call without any attendance quorum requirements. In all cases, resolutions at an ordinary shareholders' meeting may be taken by the vote of the majority of the voting shares represented at the meeting.

Attendance of at least 60% of the Company's outstanding voting shares is required to hold an extraordinary shareholders' meeting pursuant to a first call. If these quorum requirements are not met, a meeting may be held pursuant to a second call without any attendance quorum requirements. Action may be taken at extraordinary shareholders' meetings by the affirmative vote of an absolute majority of voting shares present that are entitled to vote on the action, except that the approval of a majority of shares with voting rights is required in both the first and second call for:

- a change in corporate form;
- an extension of corporate duration;
- early dissolution;
- a relocation of the Company's corporate domicile abroad;

- a material change of corporate purpose;
- a total or partial capital reimbursement; or
- a merger or spin-off, if the Company is not the surviving entity.

Shareholder meetings may he called by the board of directors or the members of the supervisory council whenever required by law or whenever they deem it necessary. Also, the board or the members of the supervisory council are required to call shareholders' meetings upon the request of shareholders representing at least 5% of the Company's aggregate outstanding capital stock. If either the board of directors or the supervisory council fails to call a meeting following a proper request, a meeting may be ordered by the CNV or by the courts. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to the Company's directors, auditors, members of the supervisory council, officers or employees.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given class has the preemptive right to subscribe to shares of the same class in proportion to their then-current capital participation. Shareholders of that class who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights, known as accretion rights, are entitled to those rights, pro rata to their respective subscriptions, with respect to any unsubscribed shares of that class. If there are shares of a given class that are not subscribed by holders of that class of shares, holders of other classes have accretion rights with respect to the unsubscribed shares. In the event that accretion rights are exercised by holders of one class of shares with respect to shares of another class or classes, the shares with respect to which the rights were exercised must be converted into shares of the class that exercised the rights.

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties. Preemptive and accretion rights are exercisable during the 30 days immediately following the publication of notice informing shareholders of their opportunity to exercise those rights in the Argentine official gazette and a nationally distributed newspaper. The exercise period for preemptive and accretion rights may only be restricted to a minimum of 10 days in exceptional cases upon resolution of an extraordinary shareholders' meeting.

Appraisal Rights

Whenever the Company's shareholders approve:

- a change of corporate form;
- an extension of corporate duration;
- the relocation of corporate domicile abroad;
- a material change of corporate purpose;
- a total or partial capital reimbursement;
- a merger or spin-off in which the Company is not the surviving corporation (unless the surviving company's shares are authorized to be publicly offered or listed on any exchange);
- a voluntary withdrawal from the public offering regimen;
- a voluntary delisting;
- a decision not to liquidate in the event of a mandatory cancellation of a public offering or delisting from;

- a capital increase in excess of five times the Company's current capital which requires capital contributions from the Company's shareholders (except in the case of publicly held companies); *or*

- a total or partial recapitalization;

any dissenting shareholder or shareholder that did not attend the meeting at which the action was approved will be entitled to have its shares reimbursed at the book value thereof (determined by reference to the most recently prepared balance sheet), *provided* that dissenting or non-attending shareholders exercise that right within the 5 or 15 days, respectively, immediately following the end of the meeting. Appraisal rights are extinguished if the resolution giving rise to the rights is overturned at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where there is a voluntary delisting or resolution to withdraw from the public offering regimen or a decision is taken not to liquidate in the event of a mandatory cancellation of a public offering or delisting in which case the payment period is reduced to 60 days counted from the date of the related resolution.

Tag-Along Rights

The Company has received a written commitment from Powerco, which owns 100% of the Company's Class A shares as of the date hereof, whereby Powerco has agreed to cause any prospective buyer of any portion or all of its Class A shares to purchase Class D shares from any Class D shareholder that wishes to sell its Class D shares, in the same proportion and on the same terms and conditions as Powerco's Class A shares are being offered to any such buyer. If such prospective buyer is not willing to purchase the combined amount of Class A shares and Class D shares being offered, Powerco must sell any reduced combined number of Class A and Class D shares that such buyer is willing to accept, allocated pro rata among Powerco and those Class D shareholders that wish to sell their Class D shares. If no reduced combined number of Class A shares and Class D shares are acceptable to such buyer, Powerco will not sell any portion or all of its Class A shares to such prospective buyer as originally proposed.

Under the terms of such written commitment, Powerco must give prior written notice of the final sale terms of any proposed sale of its Class A shares to all holders of Class D shares, which notice must include information regarding the buyer, the number of Class A shares being offered, the price negotiated and the material terms and conditions of the proposed sale.

Shareholders' Meetings

Shareholder meetings may be ordinary or extraordinary meetings. The Company is required to convene and hold an ordinary shareholders' meeting within the four months immediately following the close of each fiscal year to consider issues related with:

- the financial statements;

- distribution of earnings;

- supervisory council reports and appointment of its members; and

- removal and remuneration of directors and auditors.

Other matters which may be considered at an ordinary meeting convened and held at any time are:

- liability of directors and members of the supervisory council;

- up to fivefold increases in the capital stock, if so contemplated in the by-laws; and

- all other issues submitted to its attention by the board of directors.

Extraordinary shareholders' meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including:

- amendment of corporate by-laws;
- issuance of bonds in general;
- early dissolution, mergers or spin-offs;
- reduction of capital stock and redemption of shares;
- change of corporate form; and
- limitation of shareholder preemptive rights.

Notice of shareholders' meetings must be published for five days in Argentina's official gazette, and/or in a widely distributed newspaper in Argentina and in the publications of Argentine exchanges or securities markets in which the Company's shares are traded, at least 10 but not more than 30 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If a quorum is not available at the meeting, notice for a meeting on second call, which must be held within the 30 days immediately following the date on which the first meeting was scheduled, must be published for three days, at least eight days before the date of the second meeting. The board of directors will determine the appropriate means of making notices outside Argentina in accordance with requirements of the jurisdictions and exchanges on which the Company's shares are traded. Shareholders' meetings may be validly held without notice if all shares representing the Company's outstanding capital stock are present and resolutions are adopted by the unanimous vote of all shares.

Shareholders may adopt resolutions by written consent provided all shareholders execute the consent and vote in favor of the resolution adopted.

Election and Removal of Directors

Directors are elected by the Company's shareholders at annual ordinary shareholders' meeting for two-year terms. Shareholders have the right to remove directors by a resolution at a duly convened shareholders' meeting. Under Argentine law, shareholders may elect directors for staggered terms provided that the elections do not interfere with or prevent the exercise of the cumulative voting rights described below. The Company's shareholders have never elected a board of directors with staggered terms.

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders' meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected. The Company's shareholders have never exercised their cumulative voting rights.

Dividends

All of the Company's ordinary shares representing capital stock rank *pari passu* with respect to the payment of dividends. Any dividends made available to the Company's shareholders for three consecutive years which remain uncollected by any shareholders during that period will revert in the Company's favor.

Capital Increases and Reductions

Capital stock may be increased, up to fivefold, by a resolution of an ordinary shareholders' meeting without being subject to limitations normally applicable to privately held companies. Capital increases do not require an amendment of the corporate by-laws, but must be approved by the CNV, published in the official gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary meeting of shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reductions of capital are mandatory when losses have exceeded reserves and more than 50% of a company's stated capital.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, *provided that* the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under "—Preemptive Rights."

Liquidation

Upon resolution of the shareholders, liquidation of the Company's business may be carried out by the board of directors or by one or more liquidators appointed by the shareholders to wind up the Company's affairs. In the event of liquidation, the Company's assets will be applied to satisfy its debts and liabilities. Any remaining amounts will be distributed to the Company's shareholders in proportion to their respective shareholdings, subject to preferential rights of any outstanding preferred shares.

Other Provisions

The Company may issue non-voting preferred shares. Any preferred shares would have the economic preferences and rights that the shareholders' meeting authorizing the issue of the preferred shares determined. The preferred shares would have one vote per share in any of the following exceptional circumstances:

- if the Company is in default with respect to the payment of their preference, as described in "—Voting Rights";
- if those preferred shares are listed on a stock exchange, but that listing is cancelled or suspended, for as long as these circumstances continue.

The Company does not have any preferred shares currently outstanding.

Participation Shares

The Company may issue non-voting participation shares. Any participation shares would have the economic preferences that the shareholders' meeting authorizing the issue of the participation shares determined. The participation shares would have no voting rights. The Company does not have any participation shares currently outstanding.

Redemption and Repurchase

The Company's shares are subject to redemption in connection with a reduction in capital by majority vote of shareholders at an extraordinary shareholder's meeting. Any shares so redeemed must be cancelled. The Company may repurchase fully paid shares of its capital stock with retained earnings or available reserves, upon a determination of the board that the repurchase is necessary in order to avoid severe damage to the Company's business, which determination must be explained to the next annual meeting of shareholders. The Company may also repurchase shares of its capital stock held by a company acquired by or merged with it. Except for shares repurchased in order to be cancelled, the Company is required to resell the shares purchased within one year and must give shareholders a preemptive right to purchase the shares. Any shares the Company repurchases will not be considered in the determination of a quorum or a majority

Exclusive Jurisdiction

The Company's corporate by-laws are governed by Argentine law and any action relating to enforcement of the corporate by-laws or a shareholder's rights thereunder is required to be brought in an Argentine court.

Conflict of Interest

A shareholder that votes on a business transaction involving the Company in which its interest conflicts with the Company's may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (the "Foreign Investment Legislation"), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company "of foreign capital" (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment (except for non-U.S. or Canadian investment in broadcasting) is not restricted, and no prior approval is required for foreign investments except in specific industries such as banking.

TAXATION

Prospective investors in the New Notes and/or the Shares offered hereby are advised to consult their own tax advisers as to the tax consequences under the laws of the country (including any applicable state or local laws) of which they are residents in connection with investing in the New Notes and/or the Shares, including, without limitation, the consequences of the ownership, the receipt of interest and the sale, redemption or any other form of disposal of the New Notes and/or the Shares.

Argentina Taxation

The following is a summary of certain tax regulations of Argentina as in effect on the date of this Exchange Offer and Information Memorandum and is subject to any change in Argentine law that may come into effect after such date. It does not, however, reflect all tax implications of an investment in the New Notes or the Shares. While the Company believes that this summary presents a correct interpretation of laws and regulations in effect as of the date of this Exchange Offer and Information Memorandum, no assurance can exist that the tax courts or enforcement authorities will agree with the Company's interpretation or that the laws or the interpretation thereof will not be changed in the future.

Exchange of Existing Notes for New Notes or New Notes and Shares

Income Tax

All Argentine residents, whether individuals, undivided inheritance estates or legal entities, are required to pay income tax on all their income. Non-resident individuals and legal entities are required to pay Argentine income tax only in respect of any income obtained in, from, or in connection with Argentina.

An exemption from income tax exists in respect of capital gains arising from the purchase, sale, trade, exchange, conversion, or other disposal of the Existing Notes, irrespective of the place where their holder resides, *provided, however*, that the notes shall have been placed in a public offering transaction that has been approved by the CNV and that all other requirements of Article 36 of the Negotiable Obligations Law have been met. See "—New Notes—Income Tax" below for a description of these requirements.

The above-mentioned exemption is not available to corporations based in Argentina. In respect of any holder of Existing Notes that is a corporation based in Argentina, the tender of Existing Notes will be deemed to be an event of realization thereof, and any excess in the market value of the New Notes and the Shares received in the exchange over the cost of acquisition of the Existing Notes (as determined for tax purposes) will constitute a capital gain taxable at a 35% tax rate, while any deficiency in the market value of the New Notes and the Shares relative to the cost of acquisition of the Existing Notes will be deemed to be a capital loss for which a deduction may be taken from the corporation's income during the relevant tax year.

Value Added Tax

An exchange of Existing Notes for New Notes and Shares is exempt from Value-Added Tax (VAT) in Argentina.

New Notes and Shares

New Notes

Income Tax

Except as described below, interest payments on the New Notes shall be exempt from Argentine income tax, provided that the New Notes are issued in accordance with the Negotiable Obligations Law and that they qualify for tax-exempt treatment under Section 36 of such Law. Under this section, interest on the New Notes shall be exempt if the following conditions (the "Article 36 Conditions") are satisfied:

(a) the New Notes must be placed through a public offering authorized by the CNV;

(b) the proceeds of the offering must be used by the Company for (1) investments in physical assets located in Argentina, (2) working capital in Argentina, (3) refinancing of liabilities, and (4) capital contributions to controlled or affiliated companies, the proceeds of which are to be applied by these controlled or affiliated companies exclusively for such purposes; and

(c) the Company must provide evidence to the CNV, in the time and manner prescribed by regulations, as to the use of the proceeds of the offering for any of the purposes described in paragraph (b) above.

The New Notes will be issued in compliance with all of the Article 36 Conditions.

If the Company does not comply with the Article 36 Conditions, Article 38 of the Negotiable Obligations Law provides that the Company will be responsible for the payment of a special tax on interest received by holders of the New Notes. In such cases, the Company will be liable for the payment of this tax so that holders of the New Notes would receive the amount of interest provided in the New Notes as though no such tax had been assessed.

Presidential Decree No. 1,076 of June 30, 1992, ratified by Law No. 24,307 of December 30, 1993 (the "Decree"), revoked the exemption described in the first paragraph above with respect to those taxpayers subject to the tax adjustment for inflation rules of the Argentine income tax law (in general, entities organized or incorporated under Argentine law, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina). As a result of the Decree, interest paid to holders of the New Notes that are subject to the tax adjustments for inflation rules is subject to withholding as prescribed by Argentine tax regulations.

All payments in respect of the New Notes, including without limitation payments of principal and interest, will be made by the Company without withholding or deduction for or on account of any present or future taxes (whether in respect of personal property or otherwise), duties, levies or other governmental charges of whatever nature in effect on the date hereof or imposed or established in the future by or on behalf of Argentina or any authority in Argentina.

Resident and non-resident individuals and foreign entities not having a permanent establishment in Argentina are exempt from taxation on capital gains derived from the sale or other disposition of the New Notes if the Article 36 Conditions are satisfied. As a result of Decree No. 1076, taxpayers subject to the tax adjustment for inflation rules of the Argentine income tax law are not exempt from taxes on capital gains on the sale or other disposition of the New Notes as prescribed by Argentine tax regulations.

Value Added Tax

All financial and other transactions related to the issuance, placement, purchase, transfer, payment of principal of, interest on or redemption price for New Notes are exempt from the imposition of a value added tax if the Article 36 Conditions are satisfied.

Transfer Tax

The sale or transfer of the New Notes is not subject to transfer tax in Argentina.

Tax on Bank Account Debit and Credit Transactions

Under Argentine Competitiveness Law No. 25,413, as amended by Law No. 25,453, a tax is payable on:

(a) credit and debit transactions made in accounts maintained with an entity governed by the Argentine Financial Entities Law;

(b) any transactions made by entities mentioned in (a) above that are intended by a payer or recipient to circumvent the use of a taxed account, whichever the name, type or manner of the transaction;

(c) any movement of personal or third party funds, including cash, made by any person (including an entity governed by the Argentine Financial Entities Law) for its own account or for the account or in the name of third parties, irrespective of the name, type and manner of the transaction.

In addition, under Law 25,413, the transactions described in paragraphs (b) and (c) above are to be deemed as substitutes for credit and debit transactions described in paragraph (a), and as such are taxable at twice the tax rate applicable to paragraph (a) transactions.

Accordingly, any debits or credits made in a checking account maintained by a holder of the New Notes in an Argentine entity governed by the Argentine Financial Entities Law would, in principle, be taxable at a 0.6% rate. However, Decree No. 380/01, which regulates Law 25,413, provides an exemption from this tax to special checking accounts opened by the Central Bank of Argentina in accordance with the communication "A" 3250, but only to the extent that such accounts are in the name of foreign entities and are used for the purpose of making financial investments in Argentina.

Personal Asset Tax

Certain amendments introduced by Law No. 24,468, dated March 23, 1995 ("Law No. 24,468"), have eliminated the previously existing exemption with respect to the tax on personal assets (the "Personal Assets Tax") for negotiable obligations publicly offered in Argentina, such as the New Notes. In accordance with such amendments, beginning with the 1995 fiscal year, individuals domiciled, and undivided inheritance estates located in Argentina or abroad must include securities, such as the New Notes, acquired by them since March 24, 1995 as part of their holdings in order to determine their tax liability for the Personal Assets Tax. The rate of this tax is applied per year, based on the year-end value of the property, with a non-taxable amount of Ps102,300 in respect of individuals and undivided inheritance estates located in Argentina. For these taxpayers, the tax rate is 0.5% if the excess of the aggregate value of their taxable property over the indicated non-taxable amount is up to Ps200,000, or 0.75% if higher. For non-resident taxpayers, the tax rate is 0.75%. Although New Notes directly held by individuals domiciled, and undivided inheritance estates located outside of Argentina would technically be subject to the Personal Assets Tax, Law 24,468 foresees no method or procedure for the collection of such tax in respect of securities, including New Notes, that are directly held by such individuals and undivided inheritance estates.

In addition, Law 24,468 establishes a legal presumption, which does not allow rebuttal evidence or proof of any kind to the contrary, that certain assets directly owned (*titularidad directa*) by a foreign legal entity that is located in a country which does not require shares or private securities to be held in registered form are deemed to be owned by individuals domiciled, or undivided inheritance estates located, in Argentina and, therefore, subject to the Personal Assets Tax. In such cases, this Law imposes the obligation to pay the Personal Assets Tax at an increased rate of 1.5% on any individual or legal entity domiciled or located in Argentina who is related to the securities by means of, *inter alia*, co-ownership, deposit, custody or administration (the "Substitute Obligor"). Law No. 24,468 also authorizes the Substitute Obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

The above legal presumption shall not apply to the following foreign legal entities that directly own securities: (1) insurance companies, (2) open-ended investment funds, (3) pension funds, and (4) banks or financial entities whose head-offices are located in a country whose central bank or equivalent authority had adopted the international supervision standards established by the Basle Committee.

Decree No. 127/96, dated February 16, 1996, appoints an issuer of securities, such as New Notes, as Substitute Obligor for the holders of such securities. However, this decree has limited the extent of the presumption described above, stating that it will only apply to legal entities or permanent establishments domiciled or located outside Argentina which, by virtue of their legal nature or their articles of incorporation or corporate by-laws, carry out as their main activity investments outside the country of their incorporation or location and/or which are not allowed to perform in such country operations or investments pursuant to the legal framework, articles of incorporation or by-laws to which they are subject (the "Offshore Taxable Entities"). In addition, Resolution No. 4,172 of the Argentine Tax Authority (*Dirección General Impositiva*) ("DGI"), dated June 6, 1996, has established that the legal presumption discussed above will only apply if the stock of the foreign entity owning the securities, such as New Notes, is represented by shares or other securities that are not considered registered by the applicable legislation in the country of its incorporation.

Pursuant to Decree No. 127/96, issuers of private securities subject to the Personal Assets Tax, such as New Notes, must, so that the presumption should not apply, require the foreign legal entities holding such securities to provide evidence to such issuer that the direct holders of such securities are not Offshore Taxable Entities subject to the legal presumption. In accordance with such decree, Resolution No. 4,172 has established the requirements of such evidence, namely: (1) in respect of direct holders that are not Offshore Taxable Entities, copy of its articles of incorporation or by-laws, duly certified by the Argentine consular authority represented in the country of incorporation; and (2) in respect of direct holders that qualify as Offshore Taxable Entities, a certificate issued by the competent authority of the country of incorporation stating that its stock is represented by shares or other securities that are considered registered by the applicable law in that country.

If such evidence is not provided within the time frame, in the form and in compliance with the conditions set forth by the DGI with respect to all or any portion of given issue of securities, the issuer thereof would be responsible for the payment of the Personal Assets Tax in respect of such securities as to which such evidence was not satisfactorily obtained. Accordingly, a foreign legal entity that does not fall under an exemption to the legal presumption described above will be subject to the Personal Assets Tax, and DGI could pursue payment of such tax, to the extent there is a Substitute Obligor, in respect of such securities.

Notwithstanding the above, Decree No. 812/96, dated July 24, 1996, establishes that the legal presumption discussed above shall not apply to shares and debt-related private securities, such as New Notes, whose public offering has been authorized by the CNV and which are tradable on stock exchanges located in Argentina or abroad. According to Resolution No. 4,203 of the DGI, dated August 1, 1996, the issuer shall keep in its records due CNV certification of the resolution authorizing the public offering of the shares or debt-related private securities and setting forth the time limit such authorization will be in effect. The lack of such certification shall allow the application of the legal presumption.

Presumptive Tax on Deemed Minimum Income Tax

Law 25,063 imposes a tax that is payable on an annual basis and is calculated at a 1% rate on the value of corporate assets as determined in accordance with tax regulations. This tax is payable by legal entities organized in Argentina such as corporations and other legal entities, certain mutual funds, and permanent establishments located within Argentina and owned by individuals, legal entities, operations, sole proprietorships, or undivided inheritance estates domiciled or located outside of Argentina. Accordingly, any individuals, undivided inheritance estates, and non-residents that do not have a permanent establishment in Argentina are not subject to this tax.

The amount of tax determined as payable in any given tax year may be set off against income tax payable for the same tax year, so that only the higher of both taxes will be required to be paid. If, in any tax year, the tax on deemed minimum income is paid in an amount exceeding the amount of income tax assessed to be payable, then such excess payment may be carried over for income tax purposes through the following 10 tax years.

The amount of tax payable is calculated on the basis of the year-end market price of the relevant assets, in the case of listed assets, or at their acquisition cost plus any interest and foreign exchange differences accrued thereon through the year-end, in the case of unlisted assets.

Court Tax

In the event that enforcement proceedings were required in connection with the New Notes in Argentina, a court tax (currently 3%) of the related claim will be payable upon initiating legal actions with an Argentine court sitting in Buenos Aires. In addition, a court tax (currently 4%) of the related claim will be payable upon initiating legal action with an Argentine court sitting in the city of Salta, in the province of Salta, Argentina.

Shares

Income Tax

Any gains obtained by a corporation based in Argentina from the sale, purchase, trade, exchange, or other disposal of the Shares will be deemed to be Argentine-sourced income taxable at a 35% tax rate.

In respect of individuals, Decree 493/01 and Law 25,414 now provide that, beginning in the 2001 tax year, all sales of unlisted or untraded shares are subject to income tax in Argentina. Under Law 25,414 (published in the Official Gazette on March 30, 2001), the Argentine Congress delegated certain legislative powers onto the Federal Executive Branch. Section 7 of Law 25,414 also provides that the sale of shares and other securities by individuals residing in Argentina constitutes a taxable transaction under Argentine income tax law. At the same time, however, the enactment introduced an amendment in section 20(w) of the income tax law to provide an exemption from income tax concerning any gains arising from those transactions.

The Federal Executive Branch, while exercising its delegated powers (which include the power to create and eliminate tax exemptions and reduce taxes and other levies), passed Decree 493/01 eliminating the income tax exemption that existed in respect of gains obtained by individuals residing in Argentina from the sale of unlisted shares, with the effect that such gains became taxable as from January 1, 2001.

In addition, Decree 493 introduced an amendment to Section 45(k) of the Argentine income tax law to provide that gains from the sale, purchase, trade, exchange, or other disposal of shares are to be considered "second category" income (i.e. capital and passive income, thus subject to the tax that is levied on the income earned on investment of bonds, securities and other personal property, etc.), for income tax purposes.

If shares are held for twelve months or longer, the amount of income tax payable in respect thereof will be equal to any incremental tax resulting from the fact that income on the shares has become taxable, but may not exceed an amount equal to 15% of such income.

Under Decree 2284/91, any gains obtained from foreign recipients (i.e., non-Argentine residents) are exempted from income tax in Argentina. However, the above-described legislative amendment provides for an exception to this general rule. According to this exception, if shares are sold that are held by a corporation, business, permanent establishment, estate or operation domiciled or located outside Argentina whose primary business, in accordance with its legal status or by-laws, is investing outside of its country of organization, or which may not conduct within its country of organization certain business and/or investment transactions as specifically provided in any applicable law or its by-laws, then a legal presumption will exist that such shares are held by an individual residing in Argentina, and the sale thereof will therefore be taxable. In this case, the purchaser of the shares will be required to apply a 35% withholding tax to 50% of the purchase price, unless a preference is indicated to use the detailed tax calculation method.

Subsequently, the Argentine Congress enacted Law 25,556 (published in the Official Gazette on December 28, 2001) that repealed Law 25,414 in its entirety. It would seem reasonable to believe that such a repeal should have the effect of repealing as well the changes to tax legislation that made sales or other disposals of shares taxable and other changes introduced by Decree 493, so that any gains obtained from a sale of shares and other securities made on or after the effective date of this new Law 25,556 (January 5, 2002) would again be tax-exempt as far as individuals are concerned. However, an opposite construal has been made on the grounds that, although Law 25,414 has been repealed, the legislative actions taken by the Federal Executive Branch when exercising delegated powers are still valid and enforceable.

Although no administrative or judicial decisions have been rendered to date, the Company has become aware that the Federal Revenue Administration (AFIP) may be about to assert its construing stance in the sense that any sale of unlisted shares by individuals residing in Argentina constitutes a taxable transaction for income tax purposes.

The Company advises prospective buyers of the Shares offered hereby to consult with their tax advisors as to the tax implications of a sale of such Shares in Argentina.

Equalization Tax on Dividends

Argentine income tax law has been amended by Law 25,063 by the addition of a new section, following Section 69, providing that *"Where a taxpayer [...] makes a payment of dividends or a distribution of earnings in cash or in kind the amount of which exceeds its earnings as calculated in accordance with the general rules of this Law and accumulated as of the end of the fiscal year immediately preceding the date of such payment or distribution, a sole and definitive withholding tax payment equal to 35% of to any such excess shall be required. The taxable base to be used for the purpose of compliance with the above-mentioned provisions shall be computed by subtracting any tax*

paid for the tax period or periods in which such distributed earnings, or any relevant portion thereof, have been obtained from earnings calculated in accordance with the general rules of this Law, and adding thereto any dividends or earnings received from other stock corporations but not included in the computation of earnings for such tax period or periods [...]"

This means that a new limitation is being imposed on the free distribution of corporate earnings. This limitation applies whenever dividends are distributed out of earnings in respect of which no income tax has been paid. In practice, it takes the form of a 35% withholding tax on the amount of dividends payable to a shareholder in excess of accumulated taxable earnings existing as of the end of the fiscal year immediately before the time when the distribution takes place.

Personal Asset Tax

As a result of the amendments made to the Argentine personal assets tax law by Law 25,585 (published in the Official Gazette on May 15, 2002) any tax on personal assets payable in respect of shares of stock or interests held in a company governed by the Argentine Corporations Law No. 19,550 that are held by individuals or undivided inheritance estates domiciled or located in Argentina or abroad or legal entities domiciled abroad, should be reported and paid by the issuer of such shares of stock or interests. Any tax so paid will be deemed to be final.

Thus, lawmakers have given rise to a legal fiction by providing that, in connection with the above described situation, an irrefutable legal presumption shall exist that any shares of stock or of interests held in a company governed by the Argentine Corporations Law by any legal person, business, permanent establishment, estate or operation domiciled, based or located abroad, are indirectly owned by an individual or undivided inheritance estate domiciled or located abroad.

The personal assets tax is payable at a rate of 0.5% of the equity value of the shares as determined on the basis of the most recent year-end balance sheet (in the case of shares). The minimum non-taxable amount of Ps102,300 contemplated in section 24 of the personal assets tax act is not applicable in this case.

Any company that is required to pay personal assets tax in connection with the above will be entitled to recover any amount so paid, even resorting to holding and/or liquidating the relevant assets (*i.e.*, the shares in respect of which such tax has been paid).

Tax on Deemed Minimum Income

Law 25,063 imposes a tax that is payable on an annual basis and is calculated at a rate of 1% of the value of corporate assets, which value is assessed in accordance with tax regulations. This tax is payable by legal entities organized in Argentina such as corporations and other legal entities, certain mutual funds, and permanent establishments located within Argentina and owned by individuals, legal entities, operations, sole proprietorships, or undivided inheritance estates domiciled or located outside of Argentina. Accordingly, any individuals, undivided inheritance estates, and non-residents that do not have a permanent establishment in Argentina are not subject to this tax.

The amount of tax assessed as payable in any given tax year may be offset against income tax payable for the same tax year, so that only the higher of both taxes will be required to be paid. If, in any tax year, the tax on deemed minimum income is paid in an amount exceeding the amount of the assessed income tax liability payable, then such excess payment may be carried over for income tax purposes through the following 10 tax years.

An exemption from this tax exists in respect of shares of stock and interests held in taxable entities, including companies and sole proprietorships.

Value Added Tax

The sale of shares, debt securities, and other validly executed securities is exempt from payment of value added tax in Argentina.

Transfer Tax

The sale or transfer of the New Notes is not subject to transfer tax in Argentina.

Tax on Bank Account Debit and Credit Transactions

Under Law No. 25,413, as amended by Law No. 25,453, a tax is payable on:

(a) credit and debit transactions made in accounts maintained with an entity governed by the Argentine Financial Entities Law;

(b) any transactions made by entities mentioned in (a) above that are intended by a payer or recipient to circumvent the use of a taxed account, whichever the name, type or manner of the transaction;

(c) any movement of personal or third party funds, including cash, made by any person (including an entity governed by the Argentine Financial Entities Law) for its own account or for the account or in the name of third parties, irrespective of the name, type and manner of the transaction.

In addition, under Law 25,413, the transactions described in paragraphs (b) and (c) above are to be deemed as substitutes for credit and debit transactions described in paragraph (a), and, as such, they are taxable at twice the tax rate applicable to transactions referred to in paragraph (a) above.

Accordingly, any debits or credits made in a checking account maintained by a holder of Shares in an Argentine entity governed by the Argentine Financial Entities Law would, in principle, be taxable at a 0.6% rate. However, Decree No. 380/01, which regulates Law 25,413, provides an exemption from this tax to special checking accounts opened by the Central Bank of Argentina in accordance with the communication "A" 3250, but only to the extent that such accounts are in the name of foreign entities and are used for the purpose of making financial investments in Argentina.

Court Tax

In the event that enforcement proceedings were required in connection with the Shares in Argentina, a court tax (currently 3%) of the related claim will be payable upon initiating legal actions with an Argentine court sitting in Buenos Aires City. In addition, a court tax (currently 4%) of the related claim will be payable upon initiating legal action with an Argentine court sitting in Salta City, Salta State, Argentina.

United States Taxation

The following discussion summarizes the material United States federal income tax consequences to United States Holders (as defined herein) of participating in this Exchange Offer and of the acquisition, ownership and disposition of the New Notes and the Shares. This discussion does not purport to describe all of the tax considerations that may be relevant to holders of Existing Notes. As used herein, a "United States Holder" means a holder that is an individual citizen or resident of the United States or a corporation created or organized in or under the laws of the United States or any political subdivision thereof. The following summary deals only with the Existing Notes that are, and the New Notes and the Shares that will be, held as capital assets by United States Holders, and does not deal with persons subject to special tax rules, such as dealers or traders in securities or currencies; financial institutions or other United States Holders that treat income in respect of the notes as financial services income; insurance companies; tax-exempt entities; persons holding the notes as a part of a straddle, conversion transaction or other arrangement involving more than one position; persons that own (or are deemed for United States tax purposes to own) 5% or more of either the total combined voting power or the total value of all classes of stock of the Company and persons that have a principal place of business or "tax home" outside the United States or persons whose "functional currency" is not the dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

Exchange of Existing Notes for New Notes or New Notes and Shares

The exchange by a United States Holder of Existing Notes for either New Notes or New Notes and Shares will constitute an exchange for United States federal income tax purposes. The exchange of Existing Notes for New Notes will result in an exchange for United States federal income tax purposes under either proposal because the United States Holder will receive New Notes which vary sufficiently from the Existing Notes such that the New Notes will be a "modification" of the Existing Notes that will be a "significant modification," each within the meaning of Treas. Reg. § 1.1001-3, because of the change in yield by comparison with the Existing Notes. The component of each exchange under Proposal 2 that is an exchange of Existing Notes for Shares is an exchange for United States federal income tax purposes without regard to Treas. Reg. § 1.1001-3. For purposes of the following discussion, Existing Notes refers to the Notes prior to this Exchange Offer and New Notes refers to the Notes after this Exchange Offer, issued pursuant to either proposal under this Exchange Offer.

Consequences of Exchange

It is not certain whether the exchange by any United States Holder of the Shares and New Notes, or just New Notes for Existing Notes pursuant to the proposals would be treated as a taxable exchange or as a reorganization and recapitalization (within the meaning of Section 368(a)(l)(E) of the Code). An exchange of Existing Notes for New Notes under Proposal 2 will be treated as a recapitalization only if the Existing Notes and the New Notes are treated as "securities" for purposes of the reorganization provisions of the Code. An exchange of Existing Notes for New Notes and Shares under Proposal 1 will be treated as a recapitalization only if the Existing Notes are treated as "securities" for purposes of the reorganization provisions of the Code, as the Shares will be treated as "securities." The term "securities" is not defined in the Code or in the regulations promulgated thereunder. Under applicable administrative pronouncements and judicial decisions, as a general proposition, the original term of a debt instrument is the most important factor in determining whether the debt instrument is a security (debt instruments with an original term of at least ten years usually being considered securities and debt instruments with a term of five years or less usually not being considered securities). However, (1) the term of a debt instrument is not necessarily determinative, and other factors such as the degree of participation and continuing interest associated with the debt instrument may be relevant, (2) even under this simplified original-term test, the status of debt instruments with an original term of between five and ten years is not clear, and (3) in any event, the applicable judicial decisions are not entirely consistent. Because the Existing Notes and the New Notes have a maturity of ten years, the Existing Notes and the New Notes should (but not with certainty) be treated as securities, in which case the exchange under either proposal will be treated as a recapitalization, rather than as a taxable transaction. United States Holders are encouraged to consult their own tax advisors as to whether the exchange of the New Notes or the New Notes and the Shares for Existing Notes will be treated as a recapitalization.

The exchange should have the following United States federal income tax consequences:

(1) An exchanging United States Holder of Existing Notes should realize gain or loss in an amount equal to the difference between (a) sum of the issue price of the New Notes received, the Acceptance Fee received and the fair market value as of the date of this Exchange Offer of the Shares received, if any, except to the extent the Acceptance Fee is received as payment of accrued but unpaid interest with respect to the Existing Notes, and (b) the adjusted tax basis of Existing Notes in the hands of the United States Holder. The amount of gain or loss realized (as opposed to the amount of gain or loss recognized) does not depend on whether the exchange is treated as a taxable exchange or as a recapitalization. The following discussion assumes that the only item that may be received as payment of accrued but unpaid interest with respect to the Existing Notes is the Acceptance Fee or some portion thereof. United States Holders are encouraged to consult their own tax advisors as to whether any portion of the items received in the Exchange Offer are payment for accrued but unpaid interest with respect to the Existing Notes.

(2) The issue price of the New Notes will depend upon whether the New Notes or the Existing Notes are "traded on an established market" at any time within the 60-day period ending 30 days after the date of the exchange. For this purpose, a debt instrument is considered to be traded on an established market, if (a) the debt instrument is listed on a national securities exchange, an interdealer quotation system sponsored by a national securities association or a designated foreign exchange or board of trade, (b) the debt instrument is traded either on a board of trade designated as a contract market by the United States Commodities Futures Trading Commission or on an interbank market, (c) the debt instrument appears on a "quotation medium"

(which is a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions) or (d) price quotations for the debt instrument otherwise are readily available from dealers, brokers or traders. Although the Existing Notes are currently traded on the Buenos Aires Stock Exchange, the Open Electronic Market and the Luxembourg Exchange, none of these venues clearly render the Existing Notes "traded on an established market" under the above definition. Further, trading volume with respect to the Existing Notes is limited, so that it is unclear whether the Existing Notes would satisfy the tests above that do not focus primarily on the precise exchange on which the instruments in question are traded. Assuming that similar facts will apply to both the Existing Notes and the New Notes during the 60-day period ending 30 days after the date of the exchange, it is not clear whether the Existing Notes (or later the New Notes) will be treated as traded on an established market for purposes of determining the issue price of the New Notes.

(3) If the Existing Notes or the New Notes are traded on an established market, then the issue price of the New Notes will be their fair market value on the date of the exchange. If neither the New Notes nor the Existing Notes are traded on an established market, then the issue price of the New Notes will be equal to the present value of all payments due under the New Notes determined by using a discount rate equal to the lowest long-term applicable federal rate for the three months ending with the month during which the exchange occurs.

(4) If the exchange of Existing Notes for New Notes or New Notes and Shares by a United States Holder is treated as a taxable exchange, then gain, if any, realized by the United States Holder will be recognized. Loss, if any, realized by the exchanging United States Holder will be recognized only to the extent permitted under the wash sale rules of Section 1091 of the Code. United States Holders are advised to consult their own tax advisors as to the potential application of the wash sale rules.

(5) If the exchange of Existing Notes for New Notes pursuant to Proposal 2 by a United States Holder is treated as a recapitalization, or if the exchange of Existing Notes for New Notes and Shares pursuant to Proposal 1 by a United States Holder is treated as a recapitalization and the New Notes are treated as "securities" for purposes of the reorganization provisions, then in each case the United States Holder will only recognize gain to the extent of the lesser of (a) the gain realized under clause (1) above, and (b) the amount of the Acceptance Fee received (to the extent not received as payment for accrued but unpaid interest with respect to the Existing Notes). If the exchange of Existing Notes for New Notes and Shares by a United States Holder pursuant to Proposal 1 is a recapitalization but the New Notes are not treated as "securities," then the United States Holder will only recognize gain to the extent of the lesser of (i) the gain realized under clause (1) above, and (ii) the sum of the amount of the Acceptance Fee received (to the extent not received as payment for accrued but unpaid interest with respect to the Existing Notes) and the issue price of the New Notes. In each case, Loss, if any, realized by the United States Holder will not be recognized. In each case, any portion of the Acceptance Fee received by a United States Holder of the Existing Notes as payment for accrued but unpaid interest with respect to the Existing New Notes will be taxable as such.

(6) Except as discussed below, gain or loss recognized by a United States Holder on an exchange of Existing Notes for New Notes or New Notes and Shares will be treated as capital gain or loss. Gain recognized by an exchanging United States Holder will be treated as ordinary income, to the extent of any market discount on the Existing Notes that has accrued during the period that the exchanging United States Holder held the Existing Notes and that has not previously been included in income by the United States Holder. An Existing Note generally will be considered to have been acquired with market discount if the issue price of the Existing Note at the time of acquisition exceeded the initial tax basis of the Existing Note in the hands of the United States Holder by more than a specified *de minimis* amount. Market discount accrues on ratable basis, unless the United States Holder elects to accrue the market discount using a constant-yield method If the exchange of Existing Notes for New Notes or New Notes and Shares by a United States Holder is treated as a recapitalization, then any accrued market discount on Existing Notes that is not recognized on the exchange will be transferred to the New Notes received in the exchange.

(7) If the exchange of Existing Notes for the New Notes or the New Notes and Shares by a United States Holder is treated as a taxable exchange, then in the case of an exchange pursuant to Proposal 1, the tax basis of the New Notes will be equal to their issue price and the tax basis of the Shares will be equal to their fair market value on the date of the exchange, and in the case of an exchange pursuant to Proposal 2, the tax basis of the

New Notes will be equal to their issue price. In each case, the holding period of the New Notes and the Shares will not include the holding period of Existing Notes surrendered in the exchange.

(8) If the exchange of the Existing Notes for the New Notes or the New Notes and Shares by a United States Holder is treated as a recapitalization, then the tax basis of the New Notes and the Shares must be determined as follows. In the case of an exchange pursuant to Proposal 1, if the New Notes are "securities" for purposes of the reorganization provisions, the tax basis of the New Notes and the Shares must be determined by taking the sum of the adjusted tax basis of the Existing Notes and any gain recognized on the exchange, decreasing this sum by the amount of the Acceptance Fee received (other than any portion of the Acceptance Fee received as payment for accrued but unpaid interest with respect to the Existing Notes), and allocating this figure between the New Notes and the Shares based on their relative fair market values as of the date of the exchange. If the New Notes are not "securities," their tax basis is equal to their issue price, and the tax basis of the Shares is equal to the sum of the adjusted tax basis of the Existing Notes and any gain recognized on the exchange, decreased by the sum of the amount of the Acceptance Fee received (other than any portion of the Acceptance Fee received as payment for accrued but unpaid interest with respect to the Existing Notes) and the issue price of the New Notes. In the case of an exchange pursuant to Proposal 2, the tax basis of the New Notes will be equal to the adjusted tax basis of the Existing Notes transferred in the exchange, increased by any gain recognized on the exchange and decreased by the amount of the Acceptance Fee received (other than any portion of the Acceptance Fee received as payment for accrued but unpaid interest with respect to the Existing Notes) The holding period of the New Notes, if the New Notes are "securities," and the Shares will include the holding period of the Existing Notes surrendered in the exchange.

Tax Treatment of New Notes

Stated Interest

Interest on a New Note, other than interest that is not "qualified stated interest," will be taxable to a United States Holder as ordinary interest income at the time that such interest is received or is accrued, in accordance with the United States Holder's method of accounting for federal income tax purposes. The stated interest on the New Notes will be treated as "qualified stated interest" for this purpose.

Original Issue Discount

General

The New Notes may be issued with original issue discount ("OID"). The amount of OID on a New Note will be equal to the excess of (1) the stated redemption price at maturity of the New Note over (2) the issue price of the New Note (determined in the manner described above). The stated redemption price at maturity of a New Note is the sum of all payments on the New Note other than payments of qualified stated interest. As discussed above, if either the Existing Notes or the New Notes within the 60 day period ending 30 days after the date of the exchange qualify as "traded on an established market," the issue price of the New Notes will be their fair market value as of the date of the exchange. The Existing Notes have in recent months traded at a substantial discount to their principal amount. Under this approach, the New Notes, if traded at similar prices, would be issued with OID. If the New Notes do not qualify as "traded on an established market," their issue price would be equal to the present value of all payments due under the New Notes determined by using a discount rate equal to the lowest long-term applicable federal rate for the three months ending with the month of the exchange. If the issue price for the New Notes under this test were less than the stated redemption price at maturity for the New Notes, the New Notes would be issued with OID. The annual long-term applicable federal rates were 4.90%, 4.60% and 4.92% for October, November and December 2002, respectively, each of which rate is greater than the interest rate applicable to the New Notes issued under either proposal. If the exchange occurs in January 2003, and the annual long-term applicable federal rate for January 2003 is 4.60% or more, for instance, the New Notes would have an issue price under this test that would be less than their stated redemption price at maturity and would be issued with OID.

In general, a New Note will not be treated as issued with OID if the amount by which its stated redemption price at maturity exceeds its issue price is less than the *de minimis* amount of 0.25% of its stated redemption price at maturity multiplied by the number of complete years to its maturity. A New Note will have *de minimis* OID if the amount of the excess is less than the *de minimis* amount. If a New Note has *de minimis* OID, the United States

Holder must include the *de minimis* amount in income as stated principal payments are made on the New Note, unless the United States Holder makes the election described below under "Election to Treat All Interest as Original Issue Discount". a United States Holder can determine the includable amount with respect to each such payment by multiplying the total amount of the New Notes' *de minimis* OID by a fraction equal to:

- the amount of the principal payment made

  divided by:

- the stated principal amount of the New Note.

Subject to the discussion below under "Acquisition Premium," a United States Holder of a New Note must include OID in income, as ordinary interest income, as it accrues, on a constant-yield basis, before the receipt of cash attributable to such income, and will be required to include in income increasingly greater amounts of OID over the life of the New Note. The amount of OID includable in income by a United States Holder of a New Note is the sum of the daily portions of OID with respect to the New Note for each day during the taxable year or portion of the taxable year on which the United States Holder holds the New Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a New Note may be of any length selected by the United States Holder and may vary in length over the term of the New Note, as long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the New Note occurs on either the final or first day of an accrual period The amount of OID allocable to an accrual period is equal to the excess of (a) the product of the adjusted issue price of the New Note at the beginning of the accrual period and the yield to maturity of the New Note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the New Note that are allocable to the accrual period. The "adjusted issue price" of a New Note at the beginning of any accrual period is the issue price of the New Note, increased by the amount of accrued OID for all prior accrual periods and decreased by the amount of any payments previously made on such New Note other than payments of qualified stated interest.

In general, the effect of the OID provisions described above, if applicable, is that United States Holders will realize interest income on New Notes on a constant-yield basis over the term of the New Notes.

Acquisition Premium

A United States Holder that acquires a New Note for an amount less than or equal to the sum of all amounts payable on such New Note after the acquisition date (other than payments of qualified stated interest) but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount," is permitted to reduce the daily portions of OID includable in its income by a fraction, the numerator of which is the excess of the United States Holder's adjusted tax basis in the New Note immediately after its acquisition over the adjusted issue price of such New Note, and the denominator of which is the excess of the sum of all amounts payable on such New Note after the acquisition date (other than payments of qualified stated interest) over the adjusted issue price of such New Note The ability to reduce OID inclusions to reflect acquisition premium in the manner described above is specifically available to a United States Holder (1) that acquires New Notes pursuant to this Exchange Offer in a transaction treated as a recapitalization, and (2) that realizes a loss on the exchange that it is not permitted to recognize under the recapitalization rules (with the consequence that its initial tax basis in the New Notes exceeds the adjusted issue price of those Notes).

Election to Treat All Interest as Original Issue Discount

A United States Holder may elect to include in gross income all interest that accrues on a New Note using the constant-yield method described above under the heading "Original Issue Discount-General" with the modifications described below. For purposes of this election, interest includes stated interest, OID, market discount and de minimis market discount, as adjusted by any acquisition premium.

In applying the constant-yield method to a New Note with respect to which this election has been made, the issue price of the New Note will equal the electing United States Holder's adjusted basis in such New Note

immediately after its acquisition, the issue date of such New Note will be the date of its acquisition by the electing United States Holder and no payments on the New Note will be treated as payments of qualified stated interest. This election generally will apply only to the New Note with respect to which it is made and may not be revoked without the consent of the United States Internal Revenue Service ("IRS").

If the election to apply the constant-yield method to all interest on a New Note is made with respect to a market discount Note (as defined below), then the electing United States Holder will be treated as having made the election discussed below under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such United States Holder.

Market Discount

A New Note will be considered to be acquired with market discount (a "market discount Note") if the adjusted issue price of the New Note at the time of acquisition exceeds the initial tax basis of the New Note in the hands of the United States Holder by more than a specified de minimis amount. If such excess is not sufficient to cause such New Note to be a market discount Note, then such excess constitutes "de minimis market discount." In addition, as discussed above under "Exchange of New Notes for Existing Notes-The Exchange," if a United States Holder acquires New Notes pursuant to this Exchange Offer in an exchange treated as a recapitalization, then accrued market discount on an Old Note that is not taken into account in connection with the exchange will carry over to the New Note received in exchange therefor.

Any gain recognized on the receipt of payments on or disposition of a market discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such New Note. Alternatively, a United States Holder of a market discount Note may elect to include market discount in income currently over the life of such New Note. Such an election shall apply to all debt instruments with market discount acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies This election may not be revoked without the consent of the IRS. A United States Holder that makes the election described under "—Original Issue Discount—Election to Treat All Interest as Original Issue Discount" will be deemed to have elected to include market discount in income currently.

Market discount on a market discount note will accrue on a ratable basis unless the United States Holder elects to accrue such market discount using a constant-yield method. Such an election shall apply only to the New Note with respect to which it is made and may not be revoked without the consent of the IRS. A United States Holder of a market discount note that does not elect (and is not deemed to have elected) to include market discount in income currently generally will be required to defer deductions for net direct interest expense with respect to such New Note (defined, for each taxable year, as the excess of interest expense allocable to the New Note over interest (including OID) includable in income in respect of such New Note) in an amount not exceeding the accrued market discount on such New Note until the maturity or disposition of such New Note.

Purchase, Sale and Retirement of New Notes

A United States Holder's initial tax basis in a New Note (determined in the manner described above under "—Exchange of Existing Notes for New Notes or New Notes and Shares—Consequences of Exchange") will be increased by the amount of any OID or market discount included in the United States Holder's income with respect to such New Note and reduced by the amount of any payments on such New Note other than payments of qualified stated interest. A United States Holder generally will recognize gain or loss on the sale or retirement of a New Note in an amount equal to the difference between the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which will be taxable as such) and the tax basis of the New Note. Except to the extent described above under "Market Discount," gain or loss recognized on the sale or retirement of a New Note will be capital gain or loss.

Tax Treatment of Shares

Distributions on Shares

A United States Holder will be taxed on distributions on Shares as ordinary dividend income to the extent paid out of the Company's current or accumulated earnings and profits as determined for United States federal income tax purposes.

A United States Holder generally will not be taxed on any portion of a distribution not paid out of the Company's current or accumulated earnings and profits if such United States Holder's tax basis in its Shares is greater than or equal to the amount of the distribution. However, such United States Holder would be required to reduce its tax basis (but not below zero) in the Shares by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds its tax basis in the Shares.

Sale or Exchange of Shares other than by Redemption

If a United States Holder sells or otherwise disposes of the Shares (other than by redemption), such United States Holder will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and the adjusted tax basis of the Shares. Capital gain of a noncorporate United States Holder is generally taxed at a maximum rate of 20% where the property is held more than one year and 18% where the property is held more than five years.

Redemption of Shares

If the Company is permitted to and does redeem Shares, it generally would be a taxable event. A United States Holder would be treated as if it had sold its Shares if the redemption:

- results in a complete termination of such United States Holder's stock interest in the Company;
- is substantially disproportionate with respect to such United States Holder; or
- is not essentially equivalent to a dividend with respect to such United States Holder.

In determining whether any of these tests has been met with respect to a United States Holder, stock of the Company considered to be owned by such United States Holder by reason of certain constructive ownership rules set forth in Section 318 of the Internal Revenue Code, as well as stock of the Company actually owned, must be taken into account.

If the Company redeems the Shares of a United States Holder in a redemption that meets one of the tests described above, such United States Holder generally would recognize taxable gain or loss equal to the sum of the amount of cash and fair market value of property (other than stock of the Company or a successor to the Company) received by such United States Holder less such United States Holder's tax basis in the Shares redeemed. This gain or loss would be long-term capital gain or capital loss if Shares had been held for more than one year.

If a redemption does not meet any of the tests described above, a United States Holder generally would be taxed on the cash and fair market value of the property such United States Holder received as a dividend to the extent paid out of the current and accumulated earnings and profits of the Company. Any amount in excess of the Company's current or accumulated earnings and profits would first reduce such United States Holder's tax basis in the Shares and thereafter would be treated as capital gain. If a redemption of the Shares is treated as a distribution that is taxable as a dividend, such United States Holder's basis in the redeemed Shares would be transferred to the remaining shares of the Company's stock that it owns, if any.

Foreign Tax Credit

For United States foreign tax credit purposes, interest and OID on a New Note and dividends on Shares generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit

limitation (basket) for passive income. However, if interest or OID on a New Note becomes subject to Argentine withholding tax at a rate of 5% or more, then such interest or OID instead will be segregated in the separate foreign tax credit basket for so-called high withholding tax interest.

Gain or loss recognized by a United States Holder on the sale or exchange of a New Note or Share generally will be treated as United States-source gain or loss.

TRANSFER RESTRICTIONS

The New Notes and the Shares may be subject to restrictions on transfer in certain jurisdictions, including, but not limited to, the United States. Because of such restrictions, prospective investors in the New Notes and/or the Shares are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any New Notes or Shares.

Investor Representations and Restrictions on Resale

Each holder tendering Existing Notes pursuant to an Agent's Message, will be deemed to acknowledge, represent, warrant and agree as follows:

(1) it acknowledges that the New Notes and the Shares have not been registered under the Securities Act and may not be sold except as permitted below;

(2) it acknowledges that it is purchasing the New Notes and/or the Shares for its own account or for an account with respect to which it exercises sole investment discretion and has full power to make the foregoing acknowledgments, representations and agreements, and that it and any such account is either (a) a "qualified institutional buyer," as that term is defined in Rule 144A under the Securities Act, and is aware, and each beneficial owner of such New Notes or the Shares has been advised, that the sale of such New Notes or Shares to it is being made in a transaction exempt from registration under the Securities Act, (b) a "non-U.S. person," as that term is defined in Regulation S under the Securities Act, acquiring any New Notes or Shares in an offshore transaction within the meaning of Regulation S, or (c) an "accredited investor," as defined in Rule 501 (a)(5) or (6) under the Securities Act;

(3) it understands and agrees on its own behalf and on behalf of any accounts for which it is acting as hereinafter stated (a) that the New Notes and the Shares are being offered only in a transaction not involving any public offering within the meaning of the Securities Act, and (b) if in the future the holder decides to offer, resell, pledge or otherwise transfer such New Notes or Shares, such New Notes or Shares may be offered, sold, pledged or otherwise transferred only to a qualified institutional investor or an accredited investor pursuant to an exemption from the registration requirements of the Securities Act, or outside the United States in compliance with Regulation S under the Securities Act, and, in each case, in accordance with applicable securities laws of any state of the United States or any other jurisdiction;

(4) it understands that each New Note and Share will contain the following legend, unless otherwise agreed by the Company:

(5) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION."

(6) it acknowledges that (a) none of the Company, the Information Agent, the Exchange Agent or any person acting on behalf of any of the foregoing has made any statement, representation, or warranty, express or implied, to it with respect to the Company or the offer or sale of any New Notes or Shares, other than the information included in this Exchange Offer and Information Memorandum (as amended or supplemented to the Expiration Date), and (b) any information it desires concerning the Company, the New Notes or the Shares or any other matter relevant to its decision to purchase the New Notes or the Shares (including a copy of the Exchange Offer and Information Memorandum) is or has been made available to it;

(7) it (or the account for which it is acting) (a) is able to act on its own behalf in the transactions contemplated by this Exchange Offer and Information Memorandum, (b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in

the New Notes or the Shares, and (c) has the ability to bear the economic risks of its prospective investment in the New Notes or the Shares and can afford the complete loss of such investment; and

(8) it understands that the Company and others will rely upon the truth and accuracy of the foregoing representations, warranties and agreements, and agrees that if any of the representations, warranties and agreements made by it are, at any time prior to the consummation of the Exchange Offer, no longer accurate, it shall promptly notify the Company. If it is acquiring the New Notes or the Shares as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing representations, warranties and agreements on behalf of such account.

LEGAL MATTERS

The Company has received legal advice from Morgan, Lewis & Bockius LLP, New York, New York, with respect to matters of New York law, from Ricardo Brinnand, Buenos Aires, Argentina, with respect to matters of Argentine corporate and securities laws, and from Washington Alvarez, of Alvarez & Cornejo Costas, Estudio de Abogados, Salta, Argentina, with respect to matters of Argentine corporate law and court-supervised reorganizations.

INDEPENDENT AUDITORS

The auditor of the financial statements and schedules of the Company is Deloitte & Co. S.R.L. (a firm of independent public accountants who are the Argentine correspondents for Deloitte Touche Tohmatsu International), which, to the extent and for the periods indicated, has audited or reviewed the financial statements of the Company, and issued the Certified Public Accountants' Special Report of the Company's Independent Auditors, included in this Exchange Offer and Information Memorandum.

LISTING AND GENERAL INFORMATION

Application has been made to list the New Notes on the Luxembourg Stock Exchange. As long as the New Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, copies of (1) the corporate by-laws of the Company (translated into English) and the New Indentures, (2) the consolidated financial statements of the Company for the year ended December 31, 1999, and subsequent years and any and all annual and quarterly reports of the Company, (3) all other material documents referenced herein that are entered into in connection with the offering, and (4) all reports made to holders of the New Notes, will be available during normal business hours on any weekday at the office of the Paying Agent in Luxembourg, Dexia Banque Internationale à Luxembourg, 69 Route d'Esch, L-1470 Luxembourg.

The Company has appointed The Bank of New York as Trustee, Co-Registrar and Principal Paying Agent, Banco Río de la Plata S.A. as Registrar and Paying Agent in Argentina, and Dexia Banque Internationale à Luxembourg as Co-Registrar and Paying Agent in Luxembourg. As long as the New Notes are listed on the Luxembourg Stock Exchange, a Co-Registrar and a Paying Agent will be maintained in Luxembourg.

Upon the issuance of Certificated New Notes, holders thereof will be able to transfer Certificated New Notes at the office of the Registrar or Co-Registrars. In the case of a transfer of only part of a Certificated New Note, a new Certificated New Note in respect of the balance of the principal amount of the Certificated New Note not transferred will be delivered at the office of the Registrar or the relevant Co-Registrar, as the case may be, or sent by mail to the transferor.

In the case of an Optional Redemption, a publication will be made in Luxembourg notifying the holders of the New Notes of the Optional Redemption.

The Global Securities representing the Proposal 1 New Notes and the Proposal 2 New Notes will be deposited with the custodian of DTC, in which Euroclear and Clearstream are participants, upon the issuance of the New

Notes. Definitive notes can be issued under certain circumstances. See "Terms and Conditions of New Notes—Certificated New Notes; Transfer and Exchange."

Application will be made for clearance of the New Notes through DTC. The New Notes have been accepted for clearance through Euroclear and Clearstream. The Proposal 1 New Notes have been assigned CUSIP Nos. 15548P AE 1 (Rule 144A) and P23557 AD 6 (Reg S), and ISIN Nos. US15548PAE16 (Rule 144A) and USP23557AD64 (Reg S). The Proposal 2 New Notes have been assigned CUSIP Nos. 15548P AF 8 (Rule 144A) and P23557 AE 4 (Reg S), and ISIN Nos. US15548PAF80 (Rule 144A) and USP23557AE48 (Reg S).

The Company was incorporated under the laws of Argentina on July 27, 1992. The creation and issuance of the New Notes was authorized by a unanimous resolution adopted by the Company's shareholders at a special meeting of all its shareholders, and by a resolution of the Company's Board of Directors dated December 4, 2002.

While any New Notes remain outstanding and the Company has not obtained and kept in effect the exemption pursuant to Rule 12g3-2(b) under the Exchange Act, the Company shall provide to the holders of the New Notes and the prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Written requests for such information should be addressed to the Company at:

Central Térmica Güemes S.A.
Avenida Reyes Católicos 1330
Salta, Argentina A4408KRO
Attention: Carlos Peralta, President

The Company's telephone number is: 54-387-439-2737.

ANNEX A

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

There are certain differences between Argentine GAAP and U.S. GAAP. Argentine GAAP are stated more generally than U.S. GAAP and the body of pronouncements in which Argentine GAAP are set forth is considerably smaller than those of U.S. GAAP. In addition, unlike U.S. GAAP, under Argentine GAAP there are no specific pronouncements for certain matters such as business combinations, translations of foreign currency, accounting and reporting for oil and gas producing activities, research and development costs, leases, accounting for futures contracts, post-retirement benefits, impairment of long lived assets, accounting for certain equity and debt securities and accounting for income taxes. Whenever any issue under any of these topics arises under Argentine GAAP, the most usual practice is to deduce an appropriate solution from the body of general pronouncements. In certain cases, relevant U.S. GAAP are referred for guidance.

The following summary of certain of the differences between Argentine GAAP and U.S. GAAP does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the respective pronouncements of the Argentine and United States accounting professions.

Basis of Accounting; Adjustment for Inflation

Under U.S. GAAP, financial statements are prepared on the basis of historical cost. Exceptions are made to this general rule when the historical cost of an asset is impaired and market value is, therefore, lower. Under U.S. GAAP, therefore, changes in the value of assets being held are generally only recognized when there is a loss. Gains from holding assets are generally postponed until they are realized. This is in contrast to Argentine GAAP.

Under Argentine GAAP, through August 31, 1995, financial statements were required to be restated to account for the effect of inflation in accordance with certain specified rules. Although monetary items were maintained at their nominal values as of the ending date of the fiscal period for which financial statements were prepared, non-monetary assets were adjusted by the variation of the wholesale price index between the acquisition date and ending date of the fiscal period or were stated at replacement cost values. Holding gains or losses related to marketable investments and inventories and arising as a result of inflation were computed for the period and were accordingly credited or charged to income. See "—Price Level Restatement" below. Since August 31, 1995, both monetary items and non-monetary assets have been maintained at their nominal values as of the ending date of the fiscal period for which financial statements are being prepared.

Income Tax

The recording of inter-period allocations due to temporary differences is not a common practice among Argentine corporations. In Argentina, income tax is usually charged without considering the effect of such differences and the charge represents the estimated amount payable for the period.

Fixed Assets

The most common method used for reporting the value of fixed assets under Argentine GAAP is historical cost less accumulated depreciation. Through August 31, 1995, fixed assets were commonly restated for inflation using the wholesale price index. As an alternative, fixed assets can be stated at values resulting from a technical appraisal made by independent qualified professionals; the difference between the appraised value and restated residual cost must be included under a special reserve in stockholders' equity. In all cases, ending balances may not exceed the higher of market value or recoverable value through future operations. The Company's financial statements have been prepared on a historical cost basis. The priced levels of the Company's assets have been restated as of August 31, 1995. See "—Price Level Restatement" below.

Inventories

Under Argentine GAAP, inventories can be valued at replacement cost, or as an alternative, at the last restated purchase or production cost. First in-first out (FIFO), last in-first out (LIFO), weighted average or specific identification methods are all allowed under Argentine GAAP. Methods of adjusting for inflation are described above under "—Basis of Accounting; Adjustment for Inflation." In all cases, ending balances may not exceed net realizable value.

Dividends

Under Argentine law, dividends may only be declared upon a positive balance of retained earnings reflected in statutory financial statements.

Price Level Restatement

In accordance with Decree No. 316/95, all regulatory authorities, including the *Inspección General de Justicia* (for most private companies) and the CNV (for most public companies) have issued regulations not allowing the accounting recognition of the effect of the variations in the IWPI as from September 1, 1995. Effective March 29, 1996, the Argentine Federation of Professional Councils of Economic Sciences does not require an auditor to qualify its report due to the lack of accounting for inflation as long as the variation of the IWPI does not exceed an annual rate of 8.0%.

ANNEX B

GLOSSARY

Capacity	An electric network must have sufficient capacity to meet peak hour demand plus a reserve requirement for unplanned outages. Some of the installed capacity is idle during periods when there is lower demand for electric power output and during those periods some of the potential output is not generated. Capacity is generally measured in megawatts.
Capacity Factor	The annual capacity factor is defined as the annual kilowatt hour sales divided by the product of the total hours in a year and the rated capacity of the utility in kilowatts.
Current	The flow of electrons in a conductor. If the electrons possess energy, then this energy can be given up in the form of heat or electromagnetic force which can cause mechanical motion.
Demand	For an integrated electric power network, the amount of power demanded by consumers of electric power at any point in time, including transmission and distribution losses.
Dispatch	The schedule of production for all of the generating units on an electric power network, generally varying from moment to moment to match production with power demanded. As a verb, to dispatch a plant means to direct the plant to run. To dispatch a network means to determine the operating directions for all of the plants on the network. Generally, dispatching is done to minimize the incremental cost of the next required units of electric power, although there are some deviations from this general standard because of operational, transmission or other limitations.
Distribution	The part of the electric power network that takes power in bulk from a power sub-station to customer switches. It includes distribution sub-stations, circuits that extend from distribution sub-stations to every customer location, distribution transformers and metering equipment.
Energy	The capacity to do work. The basic unit of energy is the Joule, which is defined in the International System as a force of one newton acting through a distance of one meter.
Generation	Large quantities of electric power required to supply electric power networks is produced in generating stations, or power plants. Such generation of electric power is achieved by converting the heat of fuel (coal, gas or uranium) or the hydraulic energy of water into electric energy. A generating station or facility may consist of several independent generating units.
GW	Gigawatt. One gigawatt equals 1 billion watts, 1 million kilowatts or 1 thousand megawatts.
GWh	Gigawatt-hour-One million kilowatt-hours. GWh is used to measure the annual electric power output from large power generators.
kVV	Kilovolt-One thousand volts.

kW	Kilowatt-One thousand watts.
kWh	Kilowatt-hour.
Load Factor	The ratio of the average load in kilowatts supplied during a designated period to the peak or maximum load in kilowatts occurring in that period. The load factor may also be obtained in percentage terms by multiplying the Kilowatt-hours supplied in the period by 100 and dividing the product of the maximum demand in kilowatts and the number of hours in the period.
Low Demand Hours	The time of the day when network demand is below its maximum level.
m^3	One cubic meter.
Marginal Cost	For the purposes of discussing the Argentine electric power system, it is the cost of the unit generating at any point in time in order to meet the then-current demand.
MVA	Larger transformers are normally categorized in terms of megavolt-amperes, where 1 MVA is 1,000,000 voltamperes. The capability of electrical equipment can be expressed by reference to its ability to handle given quantities of current at specified voltages.
MW	Megawatt, or one million watts.
MWh	Megawatt-hour, or one thousand kilowatt-hours.
Peak Hours	The time of the day when an electric power network experiences its maximum demand.
Power	The time rate of transferring electric power. In the same sense that speed is the time rate of motion of a body at a point in time, power is the rate of electric power flow or consumption at a point in time and is expressed in terms of a specific number of kW or MW.
Reserve	The generating capacity of a generating set that is realizable at a short notice to meet increased demand or losses of generation that are not planned.
SI	The International System of Units measures physical quantities such as weight, time, distance and energy in standard metric units.
Sub-Station	An assembly of equipment through which electric power delivered by transmission circuits is passed in order to convert it to voltages more suitable for use by ultimate consumers.
Sub-Transmission	A functional classification relating to that portion of power plants used for the purpose of distributing electric power in bulk from convenient points to the transmission network and certain cases to ultimate consumers.
Tariff Structure	A document filed with the regulatory authority(s) specifying lawful rates, rules and conditions under which the facility provides service to the public.
Thermal	A type of electric power generating facility in which the source of energy for the motive power is heat.

Transformer	An electromagnetic device for changing the voltage level of alternating-current electricity.
Transmission Capacity	The maximum amount of power that a transmission line can safely transmit, usually expressed in MW. A high voltage line generally has a higher capacity than a lower voltage line. Transmission lines are limited by several factors, including heating of the conductors from current flow, which causes the conductors to sag toward the ground.
Transmission Line	An electrical connection between two points on an electric power network for the purpose of transferring high voltage electric power between the points. Generally, a transmission line consists of large wires, or conductors, held aloft by towers.
Transmission Losses	Energy that appears as heat in the transmission line conductors, which is therefore unavailable for sale.
Voltage	The energy level of the electrons flowing in an electric current. A high voltage line carries electrons that are at a high energy level. A high voltage line with a current flowing in it transmits more power than a low voltage line with the same current flowing in it. The symbol for the Volt is "V."
Watt	The unit of electric power in the SI, which is equal to one Joule/second. The symbol for the Watt is "W."
Watt-hour	The total amount of electric power used in one hour by a device that requires one watt of power for continuous operation. Electric power is commonly sold by the Kilowatt-hour.

REGISTERED OFFICE OF CENTRAL TÉRMICA GÜEMES S.A.
Ruta Nacional 34
Km. 1135, Güemes
Salta, Argentina

AUDITORS OF CENTRAL TÉRMICA GÜEMES S.A.
Deloitte & Co. S.R.L.
(Argentine correspondents for Deloitte Touche Tohmatsu International)
Florida 234, Piso 5
Buenos Aires, Argentina 1005

EXCHANGE AGENT, TRUSTEE, CO-REGISTRAR AND PRINCIPAL PAYING AGENT

The Bank of New York
101 Barclay Street
New York, New York 10286

REGISTRAR, PAYING AGENT AND REPRESENTATIVE OF THE TRUSTEE IN ARGENTINA

Banco Río de la Plata S.A.
Bartolomé Mitre 480, Piso 11
Buenos Aires, Argentina 1036

INFORMATION AGENT

Bondholder Communications Group
30 Broad Street, 46th Floor
New York, New York 10004
Attention: Christina Torres
E-mail: ctorres@bondcom.com
Tel.: (212) 809-2663
Fax: (212) 422-0790
www.bondcom.com/centraltermica

CO-REGISTRAR, PAYING AGENT AND LISTING AGENT IN LUXEMBOURG

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Central Térmica Güemes S.A.

as to New York Law

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178

as to Argentine Law

Washington Alvarez
Alvarez & Cornejo Costas – Estudio de Abogados
Pueyrredón 596
Salta, Argentina A4400EAL

Ricardo Brinnand
Carlos Pellegrini 979, Piso 11 "43"
Buenos Aires, Argentina C1009ABS

FINANCIAL ADVISER

To Central Térmica Güemes S.A.

Carlos Palla & Asociados
Consultores de Empresas
M. T. de Alvear 925, Piso 7
Buenos Aires, Argentina 1058

CENTRAL TERMICA
GÜEMES S.A.

Salta, February 21, 2003

To: Bondholders of Actual Notes

Dear Sirs,

Through our Information Agent, Bondholder Communications Group - BCG -, I wish to make some comments to the Central Térmica Güemes S.A. bondholders that have not yet tendered the existing bonds within the current Exchange Offer.

The exchange offers informed by BCG as of February 14, amounted to US$ 30.119.500, which represent the 56% of the total US$ 54.000.000.

This amount is very significant and due to the great number of offers received in the last days, we have announced an extension of the deadline until February 26, 2003 at 5:00 P.M. New York local time in order to provide with some extra time to those bondholders who have not yet been able to do so.

As you surely have noticed in our Information Memorandum, the facts that took place in Argentina during 2002 have brought about the worst economic crisis in the country, causing the default in the National Public Debt and the generalized default in the foreign currency debts of the largest private companies both of domestic and foreign capitals.

During the strenuous 2002, Central Térmica Güemes S.A. with great effort honored its debt regarding the existing bonds, but would have faced very unfavorable future perspectives had it not launched the Exchange Offer of its dollar debt for US$ 54,000,000 (page 4 of the Exchange Offer).

ADMINISTRACIÓN
Av. Reyes Católicos 1330
(A4408KRO) Salta
Tel: (54 387) 4392737
Fax: (54-387) 4392671
E-Mail:comercialsalta@ctg.com.ar

PLANTA GENERADORA
Ruta 34, Km. 1135
(A4430FHC) Gral. Güemes, Salta
Tel/Fax: (54 387) 4911343

OFICINA BUENOS AIRES
Av. Leandro N. Alem 822 12° piso
(C1001AAQ) Buenos Aires
Tel/Fax: (54 11) 4311-6064/65/66
E-Mail:comercialbaires@ctg.com.ar

CENTRAL TERMICA
GÜEMES S.A.

Considering there are very few outstanding days until de deadline of the Offer, I have decided to communicate with the Bondholders of the existing Notes that have not yet tendered, in order to update you with the last news as well as suggest that you accept the offer. Both options include the payment of $US 7.50 for each $1,000 tendered and do not imply any reduction in capital. The acceptance of the offer will avoid future problems for the Company as well as the associated costs for both the Company and the Bondholders, should they not fully complete the change of profile of the actual debt.

Sincerely,

Carlos A. Peralta
President & C.E.O.

Note: See February 18, 2003 Press Release

ADMINISTRACIÓN
Av. Reyes Católicos 1330
(A4408KRO) Salta
Tel: (54 387) 4392737
Fax: (54-387) 4392671
E-Mail:comercialsalta@ctg.com.ar

PLANTA GENERADORA
Ruta 34, Km. 1135
(A4430FHC) Gral. Güemes, Salta
Tel/Fax: (54 387) 4911343

OFICINA BUENOS AIRES
Av. Leandro N. Alem 822 12° piso
(C1001AAQ) Buenos Aires
Tel/Fax: (54 11) 4311-6064/65/66
E-Mail:comercialbaires@ctg.com.ar

CENTRAL TERMICA GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES EXTENSION OF ITS EXCHANGE OFFER FOR ALL OUTSTANDING VARIABLE RATE NOTES DUE 2010 IN AGGREGATE PRINCIPAL AMOUNT OF US$54 MILLION

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, January 30, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today that it has extended the expiration date of its Exchange Offer for all its outstanding Variable Rate Notes due 2010 (the "Existing Notes") in an aggregate principal amount of US$54,000,000.

The Exchange Offer was launched on December 20, 2002, and was scheduled to expire tomorrow, January 31, 2003, at 5:00 p.m., New York City time. The Exchange Offer has been extended to 5:00 p.m., New York City time, on Friday, February 14, 2003, unless further extended by the Company.

The purpose of the extension is to provide additional time for the Company to receive tenders from its geographically diverse group of investors. Bondholders and their banks and brokers are situated in over 10 countries, on three continents.

In the Exchange Offer, the Company is offering two proposals to holders of the Existing Notes.

Under Proposal 1, the Company is offering up to an aggregate principal amount of US$32,400,000 of its 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares (the "Shares") of its common stock, nominal value Ps1 per share, representing approximately 28% of the economic interest, and 7% of the voting interest, of the Company. For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares).

Under Proposal 2, the Company is offering up to an aggregate principal amount of $54,000,000 of its 2% Notes due 2013 (the "Proposal 2 New Notes", and together with the Proposal 1 New Notes, the "New Notes"). For each $1,000 in principal amount of

Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 New Notes.

The holders of the Existing Notes may exchange their Existing Notes in this Exchange Offer for either or a combination of the two proposals, in any proportion that such holders choose. Tenders may be made in minimum denominations of US$1 or any integral multiples of US$1 in excess thereof.

Holders of Existing Notes that tender their Existing Notes in the Exchange Offer will receive an acceptance fee in an amount of US$7.50 for each US$1,000 principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in the Exchange Offer.

As of January 30, 2003, approximately US$0.954 million in aggregate principal amount of Existing Notes were tendered in the Exchange Offer.

The Exchange Offer is subject to, among other things, holders tendering 100% of the outstanding principal amount of the Existing Notes and the receipt of all necessary Argentine regulatory approvals.

In order to participate in the Exchange Offer, holders of Existing Notes must tender their Existing Notes to The Bank of New York, as Exchange Agent. Existing Notes tendered for exchange may not be withdrawn.

The New Notes and Shares being offered in the Exchange Offer will not be registered under the United States Securities Act of 1933, as amended, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Information Agent is Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, NY 10004, Attention: Christina Torres, Telephone: 1-212-809-2663 or toll-free within the U.S. at 1-888-385-2663, Fax: 1-212-422-0790, E-mail:ctorres@bondcom.com.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties. Accordingly, there is no certainty that the Exchange Offer will be successfully completed.

CENTRAL TERMICA GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES ADDITIONAL TENDERS MADE BY HOLDERS OF ITS VARIABLE RATE NOTES DUE 2010

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, January 31, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today that it received an additional US$9.581,000 in tenders in connection with its Exchange Offer for all its outstanding Variable Rate Notes due 2010 (the "Existing Notes") in an aggregate principal amount of US$54,000,000. Together with the US$954,000 previously tendered, holders owning a total of US$10.535,000 in aggregate principal amount of Existing Notes have participated in the Exchange Offer.

The Exchange Offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, February 14, 2003, unless further extended by the Company.

The securities being offered in the Exchange Offer will not be registered under the United States Securities Act of 1933, as amended, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Information Agent is Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, NY 10004, Attention: Christina Torres, Telephone: 1-212-809-2663 or toll-free within the U.S. at 1-888-385-2663, Fax: 1-212-422-0790, E-mail:ctorres@bondcom.com.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties. Accordingly, there is no certainty that the Exchange Offer will be successfully completed.

CENTRAL TERMICA GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES EXTENSION OF ITS EXCHANGE OFFER FOR ALL OUTSTANDING VARIABLE RATE NOTES DUE 2010 IN AGGREGATE PRINCIPAL AMOUNT OF US$54 MILLION

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, February 14, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today that it has extended the expiration date of its Exchange Offer for all its outstanding Variable Rate Notes due 2010 (the "Existing Notes") in an aggregate principal amount of US$54,000,000.

The Exchange Offer was launched on December 20, 2002, and was scheduled to expire February 14, 2003, at 5:00 p.m., New York City time. The Exchange Offer has been extended to 5:00 p.m., New York City time, on Wednesday, February 26, 2003, unless further extended by the Company.

The purpose of the extension is to provide additional time for the Company to receive tenders from its geographically diverse group of investors. Bondholders and their banks and brokers are situated in over 10 countries, on three continents.

In the Exchange Offer, the Company is offering two proposals to holders of the Existing Notes.

Under Proposal 1, the Company is offering up to an aggregate principal amount of US$32,400,000 of its 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares (the "Shares") of its common stock, nominal value Ps1 per share, representing approximately 28% of the economic interest, and 7% of the voting interest, of the Company. For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares).

Under Proposal 2, the Company is offering up to an aggregate principal amount of $54,000,000 of its 2% Notes due 2013 (the "Proposal 2 New Notes", and together with the Proposal 1 New Notes, the "New Notes"). For each $1,000 in principal amount of

Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 New Notes.

The holders of the Existing Notes may exchange their Existing Notes in this Exchange Offer for either or a combination of the two proposals, in any proportion that such holders choose. Tenders may be made in minimum denominations of US$1 or any integral multiples of US$1 in excess thereof.

Holders of Existing Notes that tender their Existing Notes in the Exchange Offer will receive an acceptance fee in an amount of US$7.50 for each US$1,000 principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in the Exchange Offer.

As of February 14, 2003, approximately US$30,119,500 in aggregate principal amount of Existing Notes were tendered in the Exchange Offer, representing over 50% of the outstanding Existing Notes.

The Exchange Offer is subject to, among other things, holders tendering 100% of the outstanding principal amount of the Existing Notes and the receipt of all necessary Argentine regulatory approvals. Such conditions may be waived by the Company in its sole discretion.

In order to participate in the Exchange Offer, holders of Existing Notes must tender their Existing Notes to The Bank of New York, as Exchange Agent. Existing Notes tendered for exchange may not be withdrawn.

The New Notes and Shares being offered in the Exchange Offer will not be registered under the United States Securities Act of 1933, as amended, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Information Agent is Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, NY 10004, Attention: Christina Torres, Telephone: 1-212-809-2663 or toll-free within the U.S. at 1-888-385-2663, Fax: 1-212-422-0790, E-mail:ctorres@bondcom.com.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties. Accordingly, there is no certainty that the Exchange Offer will be successfully completed.

CENTRAL TERMICA GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES EXPIRATION OF ITS EXCHANGE OFFER FOR ALL OUTSTANDING VARIABLE RATE NOTES DUE 2010 IN AGGREGATE PRINCIPAL AMOUNT OF US$54 MILLION

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, February 28, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today that its Exchange Offer for all its outstanding Variable Rate Notes due 2010 (the "Existing Notes") in an aggregate principal amount of US$54,000,000 expired on February 26, 2003. The Exchange Offer was launched on December 20, 2002, and was scheduled to expire February 26, 2003, at 5:00 p.m., New York City time.

In the Exchange Offer, the Company offered two proposals to holders of the Existing Notes.

Under Proposal 1, the Company offered up to an aggregate principal amount of US$32,400,000 of its 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares (the "Shares") of its common stock, nominal value Ps1 per share, representing approximately 28% of the economic interest, and 7% of the voting interest, of the Company. For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company would have issued US$600 in principal amount of Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares).

Under Proposal 2, the Company offered up to an aggregate principal amount of US$54,000,000 of its 2% Notes due 2013 (the "Proposal 2 New Notes", and together with the Proposal 1 New Notes, the "New Notes"). For each US$1,000 in principal amount of Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 New Notes.

Holders owning US$31,668,600 in aggregate principal amount of Existing Notes participated in the Exchange Offer, representing approximately 58% of the outstanding Existing Notes. All holders submitted tenders accepting Proposal 2, no holders of

Existing Notes accepted Proposal 1. Accordingly, no Proposal 1 New Notes or Shares will be issued.

Holders of Existing Notes that tendered their Existing Notes in the Exchange Offer will also receive an acceptance fee in an amount of US$7.50 for each US$1,000 principal amount of the Existing Notes (or 0.75% per US$1,000 principal amount) validly tendered by such holders and accepted for exchange in the Exchange Offer.

The Proposal 2 New Notes will be issued, and the acceptance fee and all other amounts due will be paid, upon the closing of the Exchange Offer which is expected to occur on or about Tuesday, March 11, 2003. After the closing, US$22,331,400 in aggregate principal amount of Existing Notes will remain outstanding.

The Exchange Offer was subject to, among other things, holders tendering 100% of the outstanding principal amount of the Existing Notes. This condition has been waived by the Company in its sole discretion. The Company has accepted all tenders for exchange.

The New Notes and Shares offered in the Exchange Offer will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and, when issued, the Proposal 2 New Notes may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Information Agent is Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, NY 10004, Attention: Christina Torres, Telephone: 1-212-809-2663 or toll-free within the U.S. at 1-888-385-2663, Fax: 1-212-422-0790, E-mail:ctorres@bondcom.com.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties. Accordingly, there is no certainty that the Exchange Offer will be successfully completed.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES THE CLOSING OF ITS EXCHANGE OFFER

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

New York, New York, March 11, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today the closing of the exchange offer for all its outstanding Variable Rate Notes due 2010 (the "Existing Notes") in an aggregate principal amount of US$54,000,000.

Holders of Existing Notes that participated in the exchange offer have received US$31,668,600 in aggregate principal amount of the Company's newly issued 2% Notes due 2013 (the "New Notes") in exchange for their Existing Notes. Such holders have also received (1) interest due on the Existing Notes from and excluding September 26, 2002 to and including March 11, 2003 at a rate of 2% per annum, and (2) an acceptance fee in an amount of US$7.50 for each US$1,000 principal amount of Existing Notes tendered in the exchange offer.

After the closing, US$22,331,400 in aggregate principal amount of the Existing Notes remain outstanding.

The New Notes have not and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Information Agent is Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, NY 10004, Attention: Christina Torres, Telephone: 1-212-809-2663 or toll-free within the U.S. at 1-888-385-2663, Fax: 1-212-422-0790, E-mail: ctorres@bondcom.com.